7/24

02042839

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Power

*CURRENT ADDRESS

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3733 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 7/25/02

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Subsidiary Companies

1.	Name of the Subsidiary	Tata Petrodyne Limited	Chemical Terminal Trombay Limited	Af-Taab Investment Company Limited
2.	Financial year of the subsidiary ended on	31st March, 2002	31st March, 2002	31st March, 2002
3.	Shares of the subsidiary held by the Company on the above date :			
	a) Number and Face Value	9,80,00,425 Equity Shares of Rs. 10/- each, fully paid	1,38,240 Equity Shares of Rs. 100/- each, fully paid	8,92,800 Equity Shares of Rs. 100/- each fully paid
	b) Extent of holding	100%	72%	100%
4.	Net aggregate amount of profits/ (losses) of the subsidiary for the above financial year of the subsidiary, so far as they concern members of the Company :			
	a) dealt with in the accounts of the Company for the year ended 31st March, 2002	Rs. Nil	Rs. Nil	Rs. Nil
	b) not dealt with in the accounts of the Company for the year ended 31st March, 2002	Rs. 12,46,39,891	Rs. 2,66,94,593	(Rs. 8,69,76,056)
5.	Net aggregate amount of profits/ (losses) for previous financial years of the subsidiary, since it became a subsidiary so far as they concern members of the Company :			
	a) dealt with in the accounts of the Company for the year ended 31st March, 2002	Rs. Nil	Rs. 89,85,600	Rs. Nil
	b) not dealt with in the accounts of the Company for the year ended 31st March, 2002	Rs. 3,28,76,785	Rs. 1,53,43,685	(Rs. 3,87,98,708)

For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary.

A. J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

Certificate

To the Members of
THE TATA POWER COMPANY LIMITED

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended on 31st March, 2002, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company of ensuring compliance with the conditions of the certificate of Corporate Governance as stipulated in the said clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by The Institute of Chartered Accountants of India, we have to state that while the Shareholders/Investor Grievance Committee has not maintained records to show the investor grievances pending for a period of one month against the Company, the Registrars of the Company have certified that as at 31st March, 2002, there were no investor grievances remaining unattended/pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

Mumbai, 30th May, 2002.

ISIN No. INE245A01013 - NSDL and CDSL

The Company's shares are regularly traded on BSE and National Stock Exchange of India Ltd. as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS outstanding as on 31st March 2002 : 14,760
Since the underlying Equity Shares represented by GDS have been allotted in full, the outstanding GDS have no impact on the Equity of the Company.

14. Plant Location

(a) Thermal Power Stations :

(i) Trombay Generating Station, Chembur Mumbai 400 074	(ii) Jojobera Power Plant, Jojobera Jamshedpur 831 016	(iii) Wadi Power Plant Adjoining ACC Wadi Cement Plant, P O Wadi 585 225 Dist. Gulbarga Karnataka	(iv) Belgaum Power Plant 1234 to 1240 & 1263 to 1297, KIADB Kanbargi Industrial Area Auto Nagar Belgaum 590 010 Karnataka

(b) Hydro Generating Stations :

(i) Generating Station Bhira P O Bhira Taluka Mangaon Dist. Raigad Maharashtra 402 308	(ii) Generating Station Bhivpuri P O Bhivpuri Camp Taluka Karjat, Dist. Raigad Maharashtra 410 201	(iii) Generating Station Khopoli P O Khopoli Power House Dist. Raigad Maharashtra 410 204

(c) Wind Farm : Kavadyadongar
Near Village Supa
Ahmednagar

(d) Electronics Division : 42/43 Electronic City
Electronic City Post Office
Hosur Road
Bangalore 561 229

(e) Distribution Division : Senapati Bapat Marg
Lower Parel
Mumbai 400 013

(f) Mumbai Integration Facility : 42 Saki Vihar Road
Andheri (East)
Mumbai 400 072

15. Address for correspondence : The Tata Power Company Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001
Tel. No. 204 9131
Fax : 204 5359

10. Distribution of Shares as on 31st March 2002 :

Sr. No.	Range	No. of shares held	% to Capital	No. of shareholders	% to total holders
1.	1 to 5000	23448443	11.85	158295	85.33
2.	5001 to 10000	11816713	5.97	17027	9.18
3.	10001 to 20000	8578054	4.33	6103	3.29
4.	20001 to 30000	4221113	2.13	1723	0.93
5.	30001 to 40000	3059879	1.55	874	0.47
6.	40001 to 50000	1835677	0.93	405	0.22
7.	50001 to 100000	4771650	2.41	689	0.37
8.	Greater than 100000	140166335	70.83	398	0.21
	Total	197897864 *	100.00	185514	100.00

* Excluding 230308 shares not allotted but held in abeyance, 440270 shares cancelled pursuant to a Court Order and 4804040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.

11. Shareholding pattern as on 31st March 2002 :

Particulars	Ordinary Shares	
	No. of Shares	Percent
Life Insurance Corporation of India	20249790	10.23
GIC & Other Insurance Companies	20803514	10.51
Unit Trust of India	8006876	4.05
Other Financial Institutions	1662229	0.84
Nationalised Banks	277103	0.14
Mutual Funds	3431670	1.73
FIIs & GDR Holders	13665315	6.91
Individuals	60409122	30.53
Bodies Corporate, Trusts etc.	69392245	35.06
Total	197897864	100.00

12. Dematerialisation of Shares as on 31st March 2002 and Liquidity :

The Company has arrangements with National Securities Depository Ltd. (NSDL) as well as Central Depository Services (India) Ltd. (CDSL) for demat facility. 76.44% of the Company's Share Capital is dematerialised as on 31st March 2002.

8. Registrars and Share Transfer Agents : Tata Share Registry Limited (TSRL)
Army & Navy Bldg.
148 Mahatma Gandhi Road
Mumbai 400 001
Tel. 287 3831 Fax 204 4700 / 284 4160
Email : csg-unit@tatashare.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches / agencies of TSRL :

Branches of TSRL

1. Tata Share Registry Limited
503 Barton Centre, 5th Floor
84 Mahatma Gandhi Road
Bangalore 560 001
Tel : 080 532 0321, Fax : 080 558 0019
Email : tsrlbang@bgl.vsnl.net.in

2. Tata Share Registry Limited
Bungalow No.1, "E" Road
Northern Town, Bistupur
Jamshedpur 831 001
Tel : 0657 426 616
Fax : 0657 426 937

3. Tata Share Registry Limited
C/o Tata Finance Ltd.
Apeejay House, Block A
7th Floor, 15 Park Street
Kolkata 700 016
Tel : 033 229 6867/229 9572
Fax : 033 226 9789
Email : tsrlcal@cal2.vsnl.net.in

4. Tata Share Registry Limited
Plot No.2/42, Sant Vihar
Ansari Road, Darya Ganj
New Delhi 110 002
Tel : 011 327 1805
Fax : 011 327 1802
Email : tsrldel@nda.vsnl.net.in

Agent of TSRL

Shah Consultancy Services Limited
1, Sumatinath Complex
Pritamnagar, 2nd Dhal
Ellisbridge, Ashram Road
Ahmedabad 380 006
Tel : 079 657 5094, Fax : 079 657 6038
E-mail :shahconsultancy@hotmail.com

In respect of queries pertaining to the Company, shareholders are requested to address correspondence to The Tata Power Co. Ltd., Bombay House, 24, Homi Mody Street, Mumbai 400 001, Tel : 204 9131, Fax : 204 5359

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRL at the abovementioned address or at their branch offices, addresses of which are available on – website http://www.tata .com/tsrl

The Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr B J Shroff, the Company Secretary and Compliance Officer, Mr S Venkataraman and Mr B S Suvarna, both Constituted Attorneys, are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

7. Market Information

(a) Market Price Data : High, Low during each month (based on closing prices) and trading volumes of the Company's Equity Shares during the last financial year at BSE and National Stock Exchange of India Ltd. (NSE) are given below :

Stock Exchange	BSE			NSE		
Month	High	Low	No. of shares traded during the month	High	Low	No. of shares traded during the month
April 2001	124.00	98.05	14158375	124.35	98.60	8652960
May 2001	149.65	118.05	21904168	149.65	118.10	14065642
June 2001	144.55	119.20	9129657	144.30	118.65	7091774
July 2001	143.15	123.70	3296425	142.80	125.00	4008550
August 2001	134.65	116.85	1457490	134.35	117.35	1741725
September 2001	115.25	94.40	2306736	115.55	95.55	2420899
October 2001	111.20	95.40	2833245	111.20	95.20	2980685
November 2001	131.35	114.90	5915099	131.70	113.95	5178923
December 2001	139.05	111.55	3012806	138.80	112.05	3433632
January 2002	128.05	111.45	2738653	128.00	111.55	3408791
February 2002	133.35	118.05	6824478	133.80	118.05	6843889
March 2002	129.15	112.65	2631316	128.55	112.80	4025255

b) Performance of Tata Power Share price in comparison to BSE Sensex :


TATA POWER PRICE Vs. BSE SENSEX
180
160
140
120
100
80
60
40
20
0
6000
5000
4000
3000
2000
1000
0
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
TATA POWER
SENSEX

As required under Clause 49 (VI) (A) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting (AGM) are given in the Annexure to the Notice of the AGM to be held on 6th August 2002.

2. Financial Calendar : April to March

3. Book Closure : From 23rd July 2002 to 6th August 2002, both days inclusive

4. Dividend Payment Date : At the Board Meeting held on 16th May 2002, the Directors had approved payment of an Interim Dividend of 50% (Rs. 5/- per share). In view of that, the Directors have decided not to recommend a final dividend to the shareholders for the year ended 31st March 2002.

5. Listing on Stock Exchanges : The Company's Shares are listed on the following 5 Stock Exchanges in India :

BSE *(Regional Stock Exchange)*
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Ltd.
'Exchange Plaza'
Bandra-Kurla Complex
Bandra (E), Mumbai 400 051

The Delhi Stock Exchange Association Ltd.
DSE House
3/1 Asaf Ali Road
New Delhi 110 002.

The Stock Exchange, Ahmedabad
Kamdhenu Complex
Opp. Sahajanand College
Panjara Pole
Ahmedabad 380 015.

Pune Stock Exchange Ltd.
Shivleela Chambers
752 Sadashiv Peth
R B Kumthekar Marg
Pune 411 030.

The Global Depository Shares (GDS) issued by the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited in the International Market have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc.

The 10.9% Secured Redeemable Non-Convertible Debentures aggregating to Rs.200 crores and the 10.2% Redeemable Transferable Secured Non-Convertible Debentures aggregating to Rs.300 crores issued by the Company have been listed on the Wholesale Debt Market segment of National Stock Exchange of India Ltd.

The Company has paid the requisite Annual Listing Fees to the above Stock Exchanges for the financial year 2001-2002.

6. Stock Code (For Equity Shares)

BSE (physical form) (demat form)	 400 500400
National Stock Exchange of India Ltd.	TATAPOWER EQ
The Delhi Stock Exchange Association Ltd.	20034
The Stock Exchange, Ahmedabad	60510/TATAPOWER
Pune Stock Exchange Ltd.	TATPO400

b) During the last three years, Court-convened Meetings were held as under :

Day & Date	Time	Venue	Reasons therefor
Wednesday, 9th August 2000	12 Noon	Patkar Hall, Sir Vithaldas Thackersey Marg, Mumbai 400 020	To sanction the arrangement embodied in the Scheme of Amalgamation of The Tata Hydro-Electric Power Supply Co. Ltd. and The Andhra Valley Power Supply Co. Ltd. with the Company.
Monday, 12th March 2001	3 p.m.	Patkar Hall, Sir Vithaldas Thackersey Marg, Mumbai 400 020	To sanction the arrangement embodied in the Scheme of Amalgamation of Jamshedpur Power Co. Ltd. with the Company.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.

Means of Communication

1. Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
The Times of India	Mumbai	English
The Economic Times	Mumbai	English
Business Standard	Mumbai, Delhi, Kolkata, Chennai, Ahmedabad, Bangalore and Hyderabad	English
Navbharat Times	Mumbai	Hindi
Maharashtra Times	Mumbai	Marathi
Sakal	Mumbai	Marathi
Jam-e-Jamshed	Mumbai	Gujarati
Vyapar	Mumbai	Gujarati

Half-yearly report was sent to each household of shareholders for the period ended 30th September 2001.

2. Official news releases are given directly to the press.
3. Financial results and other information is displayed on the Company's website www.tatapower.com
4. Management's Discussion & Analysis forms part of this Annual Report, which is being posted to the shareholders of the Company.
5. To familiarise our shareholders with the Company's operations, based on requests by its shareholders, the Company arranges for visits to its hydro stations in small batches.

General Shareholder Information

1. The Annual General Meeting is scheduled to be held on Tuesday, 6th August 2002 at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020 at 3 p.m.

The agreements with the Managing Director and Executive Director are contractual in nature. The agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof. The agreement with the Deputy Managing Director, Mr F A Vandrevala, will be executed consequent upon obtaining shareholders approval at the forthcoming Annual General Meeting. The terms of his appointment have been approved by the Board of Directors at their meeting held on 16th October 2001.

Shareholders'/Investors' Grievance Committee

The present composition of the Shareholders'/Investors' Grievance Committee is as under :

Name of the Director	Category of Directorship
Mr Syamal Gupta (Chairman)	Non-Executive
Mr A J Engineer	Executive
Mr A M Sahni	Executive

In accordance with Clause 49(VI)(D) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr B J Shroff, Company Secretary and Compliance Officer, Mr S Venkataraman and Mr B S Suvarna, both Constituted Attorneys of the Company, to severally approve share transfers/transmissions, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

All investor complaints which cannot be settled at the level of Mr B J Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

Total number of shareholders' complaints/queries received during the year under review was 17,297. Out of these, 5 were not redressed to the satisfaction of the shareholders as of 31st March 2002. However, no investor complaints had remained unattended/pending for more than 30 days as at 31st March 2002, as certified by Tata Share Registry Ltd.

146 transfers which were pending as on 31st March 2002 have been subsequently processed and completed. These pertained to lodgements received in the last two weeks of March 2002.

Investor Survey

A questionnaire was sent to all the shareholders of the Company along with the dividend for the year 2000-01 to evaluate the performance of the Secretarial Department and Tata Share Registry Ltd. *vis-á-vis* services provided to shareholders. A total of 5,211 responses were received from shareholders and these indicated a very positive perception of the investor-related services provided by the Company and its Share Registrars, Tata Share Registry Ltd. Various suggestions received from the shareholders were duly considered and appropriate action was taken on the merits. The Company would welcome suggestions that will further help improving its services to shareholders.

General Body Meetings

a) The last three Annual General Meetings (AGMs) were held as under :

Financial Year ended	Day & Date	Time	Venue
31st March 1999	Tuesday, 10th August 1999	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
31st March 2000	Thursday, 10th August 2000	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
31st March 2001	Friday, 10th August 2001	3 p.m.	Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

All special resolutions moved at the last AGM were passed unanimously on a show of hands by the shareholders present at the meeting. None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

The details of the remuneration paid to the Managing Director, Deputy Managing Director, Executive Director and Whole-time Directors are :

Name	Salary (Rs.)	Commission paid in 2001-2002 $ (Rs.)	Perquisites (Rs.)	Retirement Benefits @ (Rs.)	Total (Rs.)
Mr A J Engineer Managing Director	16,80,000	35,00,000	12,08,715	4,53,600	68,42,315
Mr F A Vandrevala Deputy Managing Director (w.e.f. 1/11/2001)	5,50,000	–	2,89,548	1,48,500	9,88,048
Mr A M Sahni Executive Director	10,80,000	18,82,800	13,50,000	2,91,600	46,04,400
Mr C R Vevaina (Whole-time Director of the erstwhile The Andhra Valley Power Supply Co. Ltd. - resigned w.e.f. 31-8-2000)	–	9,58,000	–	–	–
Mr D G Mehra (Whole-time Director-Expiry of term of office w.e.f. 31-12-2000)	–	15,00,000	–	–	–

$ Commission relates to the financial year ended 31st March 2001 which was paid during the financial year under review. Commission of Rs.100 lakhs has been provided as payable to the eligible Executive Directors in the accounts of the current year.

@ Excludes provision/payment for retiring gratuities and leave encashment on separation aggregating to Rs.28,47,627/-.

➢ Salient features of the agreements executed by the Company with Managing and Executive Directors

Terms of Agreement	Mr A J Engineer Managing Director	Mr A M Sahni Executive Director
Period of appointment	11-8-2000 to 31-8-2002	27-11-2000 to 31-10-2002
Remuneration - Salary	Rs.1,40,000 in the salary scale of Rs.35,000…..Rs.1,75,000	Rs.90,000 in the salary scale of Rs.20,000…..Rs.1,50,000
- Commission	At the discretion of the Board within the limits stipulated under the Companies Act, 1956.	
- Perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave encashment)	Upto 125% of salary	
Stock Option	Nil	

> *Executive Directors*

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director, the Deputy Managing Director and the Executive Director. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is fixed by the Remuneration Committee. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board of Directors at the end of the financial year based on the recommendations of the Remuneration Committee, subject to overall ceilings stipulated in Sections 198 and 309 of the Companies Act, 1956. Specific amount payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

Retirement Policy for Directors :

Consistent with widely accepted policies worldwide in professionally managed companies, the Board of the Company had, in May 1994, adopted a retirement policy wherein Executive Chairmen and Directors retire at the age of 65 years whilst the Non-Executive Chairmen or the Deputy/Vice Chairmen retire at the age of 75 years. On the recommendations of Tata Sons Ltd., the Company has adopted a stated Retirement Policy for Executive Chairmen, Managing Directors and Executive Directors which offers special retirement benefits including pension, ex-gratia, medical benefits and residential accommodation facility on their retirement. The quantum and payment of the said benefits are subject to an eligibility criteria of the retiring director and is payable at the discretion of the Board in each individual case on the recommendation of the Remuneration Committee. The said policy has also been approved by the members at their Annual General Meeting held on 11th August 1995.

Remuneration to Directors :

During the year under review, the Non-Executive Directors of the Company were paid remuneration as under :

Name of the Director		Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) (Rs.) *	
Mr R N Tata		45,000	3,06,000	^
Mr H N Sethna		–	1,10,500	^
Mr Syamal Gupta		1,15,000	1,61,500	^
Mr R Gopalakrishnan		50,000	1,53,000	
Mr R Thothadri		75,000	85,000	**
Mr C P Mistry		30,000	68,000	
Mr V M Lal	$	25,000	8,500	
Dr H S Vachha	#	70,000	1,19,000	
Mr R B Budhiraja	$	10,000	–	
Dr Ram S Tarneja	#	–	68,000	
Mr N B Godrej	#	–	42,500	
Mr Pallonji S Mistry	+	–	25,500	
Mr F C Kohli	+	–	17,000	

* Commission relates to the financial year ended 31st March 2001 which was paid during the financial year under review. Commission of Rs.30 lakhs has been provided as payable to the eligible Non-Executive Directors in the accounts for the year ended 31st March 2002.

^ The Commission paid to Mr Tata, Mr Sethna and Mr Gupta was in respect of their directorship in all three Tata Electric Companies during 2000-01. Mr Syamal Gupta has received rent aggregating to Rs.7,91,400/- in respect of premises leased to the Company.

** The Commission of Mr R Thothadri, who is a nominee of LIC, was paid to LIC. Travel and other out-of-pocket expenses are reimbursed to Mr Thothadri for attending Board, Committee and General Meetings.

$ The remuneration of Mr V M Lal and Mr R B Budhiraja, who were the State Government nominees, was paid to the Government Treasury.

\# Remuneration paid on account of their directorship in the erstwhile The Andhra Valley Power Supply Co. Ltd.

\+ Remuneration paid on account of their directorship in the erstwhile The Tata Hydro-Electric Power Supply Co. Ltd.

Apart from the above, none of the Non-Executive Directors had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by the Directors.

h. Discussing with external auditors before the audit commences, the nature and scope of audit as well as have post-audit discussions to ascertain any area of concern;

i. Reviewing the Company's financial and risk management policies;

j. To look into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

The present composition of the Audit Committee is as under :

Sr. No.	Name of the Director	Designation	No. of Meetings attended
1.	Dr H S Vachha #	Chairman	7
2.	Mr Syamal Gupta	Member	7
3.	Mr R Thothadri	Member	5

\# Dr Vachha is the Chairman of the Audit Committee of the Company. He is a former executive of ICICI Limited and accordingly has the requisite knowledge in financial matters.

Mr. V. M. Lal ceased to be a member of the Audit Committee consequent upon ceasing to be the State Government Nominee Director w.e.f. 22nd January 2002. Mr. Lal attended 2 Audit Committee Meetings during the year.

All the above Directors are Non-Executive and a majority of them including the Chairman are Independent.

The Audit Committee met seven times during the year under review.

The Audit Committee invites such of the executives as it considers appropriate to be present at its meetings. The heads of Internal Audit and Finance attend the meetings. The Statutory Auditors are also invited to the meetings. Mr B J Shroff, the Company Secretary, acts as the Secretary of the Committee.

Remuneration Committee

The present composition of the Remuneration Committee is as under :

Sr. No.	Name of the Director	Designation	No. of Meetings attended
1.	Mr R Thothadri	Chairman	3
2.	Mr Syamal Gupta	Member	3
3.	Mr R Gopalakrishnan	Member	3

All the above Directors are Non-Executive and the Chairman is an Independent Director.

Terms of Reference :

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors and management staff.

Remuneration Policy :

➢ *Management Staff*

Remuneration of employees largely consists of basic remuneration, perquisites and performance incentives.

The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his individual performance etc.

For the last few years, effort has also been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Key Performance Areas which are aligned to the Company's objectives.

➢ *Non-Executive Directors*

The Non-Executive Directors (NEDs) are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the Annual General Meeting held on 10th August 2001, the Commission is paid at a rate not exceeding 1% per annum of the profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956) subject to a ceiling of Rs.25 lakhs per annum. The distribution of Commission amongst the NEDs is placed before the Board. The Commission is distributed broadly on the basis of Board Meetings and various Committee Meetings attended by the NEDs. The Commission payable to the Chairman is decided by other members of the Board, keeping in mind the greater contribution made by the Chairman.

A sitting fee of Rs.5,000/- per Board/Committee Meeting attended by the Non-Executive Directors is paid to them.

> **Number of Board Meetings, attendance at Board Meetings and previous Annual General Meeting :**

7 Board Meetings were held during the year and the gap between two meetings did not exceed four months.

Name of the Director	No. of Board Meetings attended during the year	82nd Annual General Meeting held on 10th August 2001 Attended
Mr R N Tata	7	Yes
Mr Syamal Gupta	7	Yes
Mr R Gopalakrishnan	6	Yes
Mr R Thothadri	5	Yes
Mr C P Mistry	6	No
Mr V M Lal *	3	No
Dr H S Vachha	7	Yes
Mr R B Budhiraja #	2	-
Mr A J Engineer	7	Yes
Mr F A Vandrevala @	4	-
Mr A M Sahni	7	Yes

* Ceased to be the State Government Nominee Director w.e.f. 22nd January 2002

\# Appointed as the State Government Nominee Director w.e.f. 24th January 2002

@ Appointed as the Deputy Managing Director w.e.f. 1st November 2001.

> **Dates of Board Meetings :**

20th June 2001, 30th July 2001, 16th October 2001, 28th November 2001, 24th January 2002, 4th March 2002 and 28th March 2002

The information as required under Annexure I to Clause 49 is being made available to the Board.

Committees of Directors

Audit Committee

The Audit Committee was reconstituted on 30th March 2001 and the terms of reference, role and scope were revised in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 pertaining to Audit Committee and its functioning.

The Board delegated the following powers to the Audit Committee :

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The Board defined the role of the Audit Committee, as under :

a. Overseeing the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statement is correct, sufficient and credible;

b. Recommending the appointment/removal of external auditors, fixing audit fees and approving payments for any other services;

c. Reviewing with Management the annual financial statements before submission to the Board;

d. Reviewing with the Management, external and internal auditors, the adequacy of internal control systems;

e. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

f. Discussing with internal auditors of any significant findings and follow-up thereon;

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is a suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

Report on Corporate Governance

Company's Philosophy on Corporate Governance

As one of the flagship Companies of the world renowned Tata Group, your Company has been emphasising on the basic corporate principles of transparency, empowerment, accountability and integrity in its functioning so as to continuously enhance the stakeholders' values. This has resulted in value addition to all stakeholders besides making the Company a key player in the national economy.

Your Company has complied with the requirements of the Corporate Governance Code, the disclosure requirements of which are given below :

Board of Directors

➢ **Composition :**

The Board of Directors presently comprises of ten members. The Board comprises of three Whole-time Directors i.e. the Managing Director, the Deputy Managing Director and the Executive Director and seven Non-Executive Directors (NEDs) who bring in a wide range of skills and experience to the Board. The Company has a Non-Executive Chairman and the number of Independent Directors is more than one-third of the total number of Directors. The composition of the Board is in conformity with Clause 49 of the Listing Agreement.

None of the Directors on the Board is a Member on more than 10 Committees and Chairman of more than 5 Committees (as specified in Clause 49), across all the companies in which he is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

Name of the Director	Business Relationship	Category of Directorship	* No. of other Directorships	No. of other Committee Memberships	
				Chairman	Member
Mr R N Tata	Chairman	Promoter, Non-Executive	13	–	4
Mr Syamal Gupta	Director	Promoter, Non-Executive	13	1	4
Mr R Gopalakrishnan	Director	Promoter, Non-Executive	13	1	8
Mr R Thothadri	Director (Representative of LIC as Investor/Lender)	Independent, Non-Executive	–	–	–
Mr C P Mistry	Director	Independent, Non-Executive	8	–	2
Dr H S Vachha	Director	Independent, Non-Executive	5	3	2
Mr R B Budhiraja	Director (State Government Nominee)	Independent, Non-Executive	1	–	–
Mr A J Engineer	Managing Director	Executive	10	–	–
Mr F A Vandrevala	Dy. Managing Director	Executive	5	1	2
Mr A M Sahni	Executive Director	Executive	2	–	–

* Directorships in private companies, foreign companies and associations are excluded.

Performance Perspective

(In Rupees Crores)

	1997-98	1998-99	1999-00	2000-01	2001-02
Sales	2362	2301	2781	3405	3803
Sales in MUs	8966	9014	9205	9324	11107
Other Income	254	241	365	246	356
PBT and Stat. Appropriations	495	496	664	530	672
Distributable profits	285	297	417	363	381
EPS (Rs.)	14	15	21	20	26

Financial Statistics

BALANCE SHEET – KEY DETAILS (In Rupees Crores)

As on	Capital	Shareholders' Reserves	Statutory Reserves	Borrowings	Gross Block	Depreciation	Net Block	Investments	Debt/Equity Ratio
31-3-1993	49.47	127.48	228.65	719.44	1117.01	116.80	1000.21	56.07	1.77:1
31-3-1994	67.52	296.83	293.92	804.35	1330.28	140.21	1190.07	163.81	1.22:1
31-3-1995	109.02	584.51	350.94	913.50	1493.67	192.44	1301.23	495.16	0.87:1
31-3-1996	109.00	636.15	490.09	781.21	1493.16	265.83	1227.33	556.26	0.63:1
31-3-1997	115.06	798.07	511.59	706.06	1641.83	341.84	1299.99	613.04	0.50:1
31-3-1998	115.22	899.94	524.60	1125.91	1747.36	431.64	1315.72	1069.03	0.73:1
31-3-1999	115.45	1006.02	546.90	1225.94	1895.09	523.70	1371.39	1208.15	0.73:1
31-3-2000	115.54	1168.44	572.60	1248.01	2041.21	622.19	1419.02	1354.92	0.67:1
31-3-2001	197.91	2507.12	1163.03	2597.89	5046.89	1446.88	3600.01	1505.19	0.67:1
31-3-2002	197.91	2744.66	1290.07	2788.93	5531.17	1724.57	3806.60	1882.09	0.66:1

PROFIT AND LOSS ACCOUNT (In Rupees Crores)

Year	Gross Revenue	Cost of Power Purchased	Operation Expenses (incl. fuel)	Depreciation	Interest	Taxes	Statutory Appropriations	Distributable Profits	Retained Profits	Dividends	Rate of Equity Dividend (%)
1992-93	772.22	228.68	398.75	22.34	52.94	2.24	38.38	28.89	21.75	7.14	25
1993-94	966.72	345.04	433.90	25.63	66.48	(0.29)	52.73	43.23	27.95	15.28	28
1994-95	1089.72	286.03	539.00	55.34	82.04	7.80	45.37	74.14	46.01	28.13	30
1995-96	1243.70	148.03	630.06	74.56	78.88	89.18	138.07	84.92	46.22	38.70	35
1996-97	1262.36	170.07	737.74	77.23	75.71	87.56	6.83	107.22	68.50	38.72	35
1997-98	1308.35	155.54	724.51	91.70	88.31	87.96	17.08	143.25	100.23	43.02	37
1998-99	1268.70	172.31	658.21	94.61	98.89	83.07	16.00	145.61	102.60	43.01	37
1999-00	1570.93	186.87	849.30	100.60	104.54	97.59	25.23	206.80	158.86	47.94#	42
2000-01	3650.65	401.28	2283.90	204.55	230.91	140.42	26.31	363.28	264.22	99.06	50
2001-02	4159.08	399.03	2507.97	281.65	298.59	163.61	126.85	381.38	224.82##	99.06	50

Including net reversal of provision for dividend for earlier years Rs. 0.63 crore.
Net of Transfer to Debenture Redemption Reserve Rs. 57.50 crores.

Important Ratios

(for the year ended 31st March, 2002)

Sales/Total Fixed Assets	0.68:1
Operating Profit/Capital Employed	18%
Return On Networth	13%
Profit/Sales	10%

The figures from the year ended 31st March, 2001 represent the merged entity consequent upon the amalgamation of The Andhra Valley Power Supply Co. Ltd. and The Tata Hydro-Electric Power Supply Co. Ltd. with the Company effective 1st April, 2000 whereas the figures for the previous years represent The Tata Power Co. Ltd. (without amalgamation) and hence are not comparable.

TATA

Cash Flow Statement for the year ended 31st March, 2002

				Year ended 31-03-2002 Rs. Crores		Year ended 31-03-2001 Rs. Crores
A.	**Cash Flow from Operating Activities**					
	Net Profit before Taxes and Extraordinary Items			671.84		530.02
	Adjustments for:					
	Depreciation		281.65		*204.55*	
	Interest Expenditure		298.59		*230.91*	
	Interest Income		(63.72)		*(43.30)*	
	Income from Trade Investments		(0.64)		*(13.08)*	
	Income from Subsidiaries		(0.90)		—	
	Income from Other Investments		(6.21)		*(38.30)*	
	Dividend Income from Units		(29.46)		*(59.79)*	
	Provision for diminution in value of Investments		83.66		—	
	Retiring Gratuities		9.62		*16.12*	
	Leave Encashment		4.86		*5.23*	
	Pension Scheme		0.77		*1.40*	
	Loss on Sale of Assets (Net)		0.57		*1.14*	
	Loss on Exchange on loan repayments (Net)		2.73		*0.43*	
	Guarantee Fees for Loans		13.98		*15.62*	
	Profit on Sale of Investments (Net)		(243.81)		*(67.88)*	
	Surplus on buy-back of Euro Notes		(8.75)		—	
	Profit on repatriation of Certificates of Deposit		—		*(23.23)*	
	Net increase in Foreign Currency Liabilities written off		53.27		*63.00*	
	Miscellaneous Expenditure written off		13.81		*13.51*	
				410.02		*306.33*
	Operating Profit before Working Capital Changes			1,081.86		*836.35*
	Adjustments for:					
	Trade & Other Receivables		(254.81)		*(114.15)*	
	Inventories		(14.48)		*(37.91)*	
	Trade Payables		55.56		*77.34*	
				(213.73)		*(74.72)*
	Cash Generated from Operations			868.13		*761.63*
	Taxes Paid		(100.04)		*(210.92)*	
	Retiring Gratuities Paid		(3.66)		*(8.40)*	
	Leave Encashment Paid		(1.04)		*(1.16)*	
	Pension Paid		(0.57)		*(0.48)*	
				(105.31)		*(220.96)*
	Cash Flow before Extraordinary Items			762.82		*540.67*
	Extraordinary Items			—		—
	Net Cash from Operating Activities	A		762.82		*540.67*
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets			(440.31)		*(567.04)*
	Sale of Fixed Assets			1.21		*1.59*
	Purchase of Investments			(10,014.59)		*(3,480.83)*
	Sale of Investments			9,457.86		*3,477.93*
	Interest Received			48.74		*40.20*
	Inter-corporate deposits/advances			(388.37)		*(74.01)*
	Income from Trade Investments			0.64		*0.29*
	Income from Subsidiaries			0.90		—
	Income from Other Investments			6.34		*46.19*
	Dividend Income from Units			29.46		*59.79*
	Net Cash used in Investing Activities	B		(1,298.12)		*(495.89)*
C.	**Cash Flow from Financing Activities**					
	Expenses re: Merger with Tata Hydro and Andhra Valley			—		*(61.94)*
	Expenses re: Merger with Jamshedpur Power Co. Ltd.			—		*(0.54)*
	Increase in Capital Contributions			0.18		*0.36*
	Proceeds from Borrowings			1,602.10		*532.41*
	Repayment of Borrowings			(1,420.30)		*(418.57)*
	Guarantee Fees for Loans			(14.05)		*(15.79)*
	Profit on repatriation of Certificates of Deposit			—		*23.23*
	Interest Paid			(276.65)		*(226.90)*
	Dividend Paid			(98.79)		*(81.08)*
	Additional Income-tax on Dividend Paid			(10.11)		*(11.66)*
	Net Cash Used in Financing Activities	C		(217.62)		*(260.48)*
	Net Decrease in Cash and Cash Equivalents	(A+B+C)		(752.92)		*(215.70)*
	Cash and Cash Equivalents as at 1st April, 2001 (Opening Balance)			**1,059.93**		***1,275.63***
	Cash and Cash Equivalents as at 31st March, 2002 (Closing Balance)			**307.01**		***1,059.93***

Notes:

1. Cash and cash equivalents as at 31st March, 2002 is inclusive of Certificates of Deposit (after exchange rate differences of Rs. *Nil - 31st March, 2001 – Rs. 0.47 crore*) Rs. *Nil - 31st March, 2001 – Rs. 23.66 crores.*
2. Interest paid is exclusive of interest capitalised Rs. 20.37 crores - *Previous Year Rs. 50.92 crores.*
3. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

For and on behalf of the Board,

Mumbai, 30th May, 2002.	B. J. SHROFF *Secretary.*	A. J. ENGINEER *Managing Director.*	R. N. TATA *Chairman.*

AUDITORS' CERTIFICATE

To,
The Board of Directors
The Tata Power Company Limited
Bombay House, 24, Homi Mody Street
Fort, Mumbai 400 001.

We have examined the attached Cash Flow Statement of The Tata Power Company Limited for the year ended 31st March, 2002.

The Statement has been prepared by the Company in accordance with the requirements of Clause 32 of listing agreement with the Stock Exchanges and is based on and derived from and, where applicable, in agreement with the corresponding Profit & Loss Account and Balance Sheet of the Company covered by our report of 30th May, 2002 to the members of the Company.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

The Tata Power Company Limited

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956 : Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 11-00567 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	71551860
Total Assets	71551860

Sources of Funds :

Paid-up Capital	1979135
Reserves & Surplus (including Special Appropriation towards Project Cost - 49,23,300 and Capital Contributions from Consumers - 4,17,998)	40347281
Secured Loans	15065441
Unsecured Loans	12823886
Deferred Tax Liability	1336117

Application of Funds :

Net Fixed Assets	38065885
Investments	18820992
Net Current Assets	14243226
Miscellaneous Expenditure	421757
Accumulated Losses	NIL

IV. Performance of the Company (Amount in Rs. Thousands)

Turnover (Total Income)	41590779
Total Expenditure	34872448
Profit/(Loss) Before Tax (+ ✓ / -)	6718331
Profit/(Loss) After Tax (+ ✓ / -)	5082164

Please tick appropriate box (+ for Profit, - for loss)

Earnings per Share in Rupees (Rs.)

(on profit after taxes)	25.68
(on distributable profits)	19.27
Dividend Rate (%)	50

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code Nos. (ITC Codes)	Product Descriptions
N.A.	POWER
N.A.	ELECTRONIC PRODUCTS
N.A.	TECHNICAL SERVICES

(d) Details of Transactions :

Rs. Crores

	Subsidiaries	Associates	Joint Venture	Key Management Personnel	Promoters
Purchases of goods		7.02			
Purchase of fixed assets		137.73			
Sale of fixed assets	0.05				
Rendering of services	0.60		1.13		
Receiving of services	0.01	7.36			1.46
Management contracts					9.10
Guarantee and collaterals		1070.00			
Interest received	14.84	15.86			0.20
Dividend received	0.90	1.50			2.41
Dividend paid	0.02			*	28.20
Guarantee commission received		1.79			
Guarantee commission paid					0.06
Deposits given	167.70	774.05			45.80
Refunds towards deposits given	31.04	564.05			45.00
Equity contribution (including advance towards equity contribution)		514.78			
Provision for diminution in investments		46.22	1.00		
Amounts written off / Bad debts			15.09		
Redemption of Preference Shares		1.50			
Remuneration paid				1.69	
Loans given				0.20	
Debit balances outstanding					
Deposits given (including interest accrued)	236.07	211.74			0.80
Advance towards equity		394.03			
Other receivables		0.20			
Loans				0.27	
Credit balances outstanding		20.14			9.17

36. Segment Information:

Rs.(crores)

(a) Primary Segment Information :

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	3,766.30	33.55		3,799.85
Inter-segment Revenue	0.16	0.12	(0.28)	—
Total Revenue	3,766.46	33.67	(0.28)	**3,799.85**
RESULT				
Total Segment Results	763.94	(4.86)		759.08
Interest Expense				(298.59)
Unallocable Income net of unallocable expense				211.35
Income Tax				(163.61)
Profit after Tax				**508.23**
OTHER INFORMATION				
Segment Assets	4,924.18	181.00		5,105.18
Unallocated Assets				3,445.33
Total Assets				**8,550.51**
Segment Liabilities	1,027.33	57.50		1,084.83
Unallocated Liabilities				3,274.85
Total Liabilities				**4,359.68**
Capital Expenditure	462.53	80.74		543.27
Non-cash Expenses other than Depreciation/Amortisation	60.62	0.53		61.15
Depreciation/Amortisation	278.34	3.31		281.65

Types of products and services in each business segment :
Power – Generation, Transmission and Distribution of Electricity.
Others – Electronics, Broadband Services, Project Consultancy etc.

(b) Secondary Segment Information :

The export turnover of the Company being 0.18% of the total turnover, there are no reportable geographical segments.

37. Previous year's figures have been restated, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs.50,000 are denoted by '*'.

(ii) In respect of the erstwhile Tata Hydro :

Dividend for the year ended	31st March, 2001	2000-2001 31st March, 2000 Interim	2000-2001 31st March, 2000 Final
No.of non-resident shareholders	Nil	*708*	*706*
No.of Equity Shares of face value Rs.10 each held	Nil	*9,49,170*	*9,40,770*
Amount of Dividend Rs.(crores)	Nil	*0.35*	*0.04*

The above excludes Rs.Nil [*2000-2001 Rs.0.32 crore (interim) and Rs.0.04 crore (final)*] being dividend remitted to non-resident depository of the Global Depository Shares [*2000-2001 – 8,59,960 shares (interim) and 7,09,240 shares (final)*].

(iii) In respect of the erstwhile Andhra Valley :

Dividend for the year ended	31st March, 2001	2000-2001 31st March, 2000 Interim	2000-2001 31st March, 2000 Final
No.of non-resident shareholders	Nil	*525*	*509*
No.of Equity Shares of face value Rs.10 each held	Nil	*11,40,270*	*11,17,120*
Amount of Dividend Rs.(crores)	Nil	*0.42*	*0.06*

The above excludes Rs.Nil [*2000-2001 Rs.0.48 crore (interim) and Rs.0.05 crore (final)*] being dividend remitted to non-resident depository of the Global Depository Shares [*2000-2001 – 12,90,140 shares (interim) and 10,64,060 shares (final)*].

The Company does not have information as to the extent to which other remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders.

	Rs. (crores)	*2000-2001 Rs. (crores)*
(*e*) Earnings in foreign exchange:		
(i) Interest	0.10	*33.76*
(ii) Sale of Investments	** 82.11	—
(iii) Others	8.75	*45.85*
(iv) Exports on FOB basis	7.03	—

** Includes Rs. 71.61 crores *(31st March, 2001 – Rs. Nil)* being profit on sale of investments.

35. Disclosure as required by Accounting Standard 18 (AS-18) 'Related Party Disclosures' issued by The Institute of Chartered Accountants of India are as follows:

Names of the related parties and description of relationship:

(*a*) Related parties where control exists :

Subsidiaries: Af-Taab Investment Co. Ltd.; Chemical Terminal Trombay Ltd.; Tata Petrodyne Ltd.

(*b*) Other related parties :

(*i*) Associates:
Aerospace Systems Pvt. Ltd.
Dynamic Advertising & Research Team Ltd.
Nelco Ltd.
Panatone Finvest Ltd.
Rujuvalika Investments Ltd.
Tata BP Solar India Ltd.
Tata Ceramics Ltd.
Tata Liebert Ltd.
Tata Projects Ltd.
Tata Services Ltd.
Tata Teleservices Ltd.
The Associated Building Co. Ltd.
Yashmun Engineers Ltd.

(ii) Joint Venture: India Natural Gas Co. Pvt. Ltd.

(iii) Promoters holding together with its Subsidiary is more than 20%: Tata Sons Ltd.

(*c*) Key Management Personnel :
Engineer A. J.
Vandrevala F. A.
Sahni A. M.

33. Licensed and installed capacities and production relating to the manufacturing activities of the Company :

	Class of Products	Licensed Capacity	Installed Capacity**	Production	2000-2001 Licensed Capacity	2000-2001 Installed Capacity**	2000-2001 Production
		Nos.	Nos.	Nos.	*Nos.*	*Nos.*	*Nos.*
(i)	Video Mappers	15	15	—	*15*	*15*	—
(ii)	Tactical Display Consoles..	50	15	3	*50*	*15*	—
(iii)	Ruggedised Minicomputer/ Microprocessor Based Systems	70	70	18	*70*	*70*	*65*
(iv)	Simulators	30	5	—	*30*	*5*	—
(v)	Platform Servo Controller System with Microprocessor Console Option	20	5	2	*20*	*5*	—
(vi)	Sonobuoys	3000	500	100	*3000*	*500*	*25*
(vii)	AMTI/Radar Data Processor	10	10	—	*10*	*10*	—
(viii)	Air Traffic Control Display	20	20	—	*20*	*20*	—
(ix)	Display Test Sets	50	20	—	*50*	*20*	—
(x)	Low Frequency Receivers	20	10	—	*20*	*10*	—
(xi)	GPS receivers	—	500	2	—	*500*	—
(xii)	Sub systems for Airborne Applications	—	500	29	—	*500*	*10*
(xiii)	Switched Mode Power Supplies	400	—	—	*400*	—	—
(xiv)	Modems	200	—	—	*200*	—	—
(xv)	Power Line Monitors	200	—	—	*200*	—	—
(xvi)	Sub systems for Locos	—	20	—	—	*20*	*14*
(xvii)	Voltage Stabiliser	—	50000	—	—	*50000*	*999*
(xviii)	System for vehicle mount application	—	5	3	—	—	—
(xix)	Energy Meters	—	10000	1000	—	—	—

** As certified by the concerned Senior Manager and accepted by the Auditors.

			Rs. (crores)	*2000-2001 Rs. (crores)*
34.	(*a*)	C.I.F. value of imports:		
		(i) Capital goods	46.87	*126.90*
		(ii) Components and spare parts	12.49	*18.63*
		(iii) Fuel	584.99	*573.05*
	(*b*)	Expenditure in foreign currency:		
		(i) Professional and consultation fees	17.71	*5.07*
		(ii) Interest and commitment charges	125.70	*136.24*
		(iii) Other matters	15.64	*2.37*

(*c*) Value of components, stores and spare parts consumed:

(1) Relating to activities other than manufacturing activities (including fuel consumed and stores consumption included in Repairs and Maintenance and Other Operation Expenses) :

	Rs. (crores)		*2000-2001 Rs. (crores)*	
(i) Imported	691.85	38.06%	*657.64*	*38.08%*
(ii) Indigenous	1126.12	61.94%	*1069.56*	*61.92%*
	1817.97	100.00%	*1727.20*	*100.00%*

(2) Relating to manufacturing activities :

	Rs. (crores)		*2000-2001 Rs. (crores)*	
(i) Imported	3.54	60.82%	*3.96*	*71.89%*
(ii) Indigenous	2.28	39.18%	*1.55*	*28.11%*
	5.82	100.00%	*5.51*	*100.00%*

(*d*) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts) :

(i) In respect of the Company :

Dividend for the year ended	31st March, 2001	*2000-2001 31st March, 2000 Interim*	*31st March, 2000 Final*
No.of non-resident shareholders	2,510	*1,561*	*1,556*
No.of Equity Shares of face value Rs.10 each held	37,76,941	*24,99,610*	*24,75,970*
Amount of Dividend Rs.(crores)	1.89	*0.92*	*0.12*

The above excludes Rs.1.46 crores [*2000-2001 Rs.0.80 crore (interim) and Rs.0.09 crore (final)*] being dividend remitted to non-resident depository of the Global Depository Shares holding 29,23,690 shares [*2000-2001 – 21,50,350 shares (interim) and17,73,550 shares (final)*].

(*b*) In respect of the non-licensed business and other adjustments relating to licensed business there is a deferred tax liability of Rs.45.28 crores applicable to the period prior to 1st April, 2001 which has been debited to the General Reserve and Rs.88.33 crores applicable to the year ended 31st March, 2002 which has been debited to the Profit and Loss Account.

		Rs. (crores)
Deferred Tax Liability:		
Arising on account of timing differences in:		
Depreciation		628.33
Less: Balance in Deferred Tax Liability Fund		396.63
	(A)	231.70
Deferred Tax Assets:		
Arising on account of timing differences in:		
Provision for doubtful debts and advances		19.28
Provision for tax, duty, cess, fee		20.90
Provision for gratuities		18.32
Others		7.21
	(B)	65.71
Net Deferred Tax Liability	(A) – (B)	**165.99

**Rs.32.38 crores will be appropriated in future

	Rs. (crores)	*2000-2001 Rs. (crores)*
31. (*a*) (i) Managerial Remuneration (Previous year including for Whole-time Directors of the erstwhile Tata Hydro and Andhra Valley upto the effective date of the Amalgamation) and inclusive of commission to Whole-time Directors and other Directors	1.75	*1.48*
(ii) Estimated value of benefits in cash or in kind provided to Whole-time Directors	0.28	*0.23*
	2.03	*1.71*

(*b*) Managerial Remuneration shown above is net of Rs.0.30 crore (*31st March, 2001 - Rs.0.29 crore*) being write back of excess provision for commission relating to previous year.

(*c*) Rs. 0.10 crore (excluding gratuity) (*31st March, 2001 - Rs. Nil*) which is subject to Shareholders' approval at the forthcoming Annual General Meeting.

	Rs. (crores)	*2000-2001 Rs. (crores)*
32. Details of Auditors' Remuneration :		
(i) Audit fees #	0.53	*0.32*
(ii) Fees for taxation matters **	0.13	*0.13*
(iii) Fees for company law matters	*	*0.01*
(iv) Fees for other services @	0.20	*0.51*
(v) Reimbursement of out-of-pocket expenses (included under Miscellaneous Expenses)	0.01	*0.01*

\# Includes Service Tax Rs.0.03 crore (*2000-2001 – Rs.0.02 crore*)

** Includes Service Tax Rs.0.01 crore (*2000-2001 – Rs.0.01 crore*)

@ Includes Service Tax Rs.0.01 crore (*2000-2001 – Rs.Nil*)

Note : The amount in item (iv) above excludes Rs.0.07 crore being fees paid for advisory services and capitalised during the year (*31st March, 2001 – Rs.0.14 crore* being the fees paid for share valuation and advisory services connected with the Amalgamation of the erstwhile Tata Hydro and Andhra Valley with the Company, included in the Balance Sheet under "Miscellaneous Expenditure").

27. (a) Total number of units sold during the year - 11107 M.U. (*2000-2001 - 9324 M.U.*).
(b) Total number of units purchased during the year - Nil (*2000-2001 - 50 M.U.*).

28. Turnover, opening and closing stock relating to the manufacturing activities of the Company :

Class of Products	Turnover Rs. in crores		*2000-2001*	
	Nos.	Value	*Nos.*	*Value*
(i) Ruggedised Minicomputer/Microprocessor based Systems	18	1.60	*65*	*2.96*
(ii) Platform Servo Controller Systems	2	0.82	—	—
(iii) Global Positioning Systems	2	0.03	—	—
(iv) Sonobuoys	100	0.17	*25*	*0.04*
(v) Sub systems for Airborne Applications	29	0.11	*10*	*0.04*
(vi) Sub systems for Locomotive	—	—	*14*	*1.43*
(vii) Voltage Stabiliser	—	—	*999*	*0.06*
(viii) System for Vehicle Mounting Application	3	12.37	—	—
(ix) VM Tactical display Control & ATC Control	3	5.45	—	—
(x) Spares	—	0.71	—	*0.68*
(xi) Others	—	0.63	—	*0.12*
		21.89		*5.33*

Opening stock and closing stock in respect of the above items - Nil.

29. Purchases, turnover, opening and closing stock relating to the trading activities of the Company :

Rs.(crores)

Class of Products	Units	Qty.	Purchases	Turnover	*Units*	*Qty.*	*Purchases*	*Turnover*
					2000-2001			
(i) Insulators	Nos.	30,800	0.58	0.64	—	—	—	—
(ii) Crawler Cranes	Nos.	2	1.20	1.41	—	—	—	—
(iii) Earthwire	Kms.	390	0.28	0.34	—	—	—	—
(iv) Dump Trucks	Nos.	12	1.14	1.67	—	—	—	—
(v) Battery & Battery Charger	Nos.	12	0.36	0.46	—	—	—	—
(vi) Disconnecting Switch	Sets	21	0.14	0.22	—	—	—	—
(vii) Gas/Vacuum/SF6 Circuit Breaker	Nos.	52	2.00	2.29	—	—	—	—
			5.70	7.03	—	—	—	—

Opening stock and closing stock in respect of the above items - Nil.

30. Consequent on the application of Accounting Standard 22 (AS-22) "Accounting for Taxes on Income" which became effective from 1st April, 2001:

(a) In respect of the licensed business there is, on the difference between the written down values of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the Electricity (Supply) Act, 1948 and the Income tax Act, 1961, a deferred tax liability of Rs.111.93 crores applicable to the period prior to 1st April, 2001 and Rs. 27.08 crores applicable to the year ended 31st March, 2002. In terms of an approval in principle from the Government of Maharashtra, a Special Appropriation (subject to the approval of the Government) of Rs.106.63 crores has been made to the Deferred Taxation Liability Fund and the balance of Rs.32.38 crores will be appropriated in future years.

18. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Limited (BSES), the Company has taken credit for the amount recoverable in terms of the Order dated 22nd March, 2000 issued by the Government of Maharashtra. The matter was further heard before the Maharashtra Electricity Regulatory Commission (MERC) and MERC made an Order on 7th December, 2001. Both the Company and BSES have appealed to the High Court of Judicature at Bombay. The Court has stayed the operation of the Order pending the outcome of these appeals, no adjustment is made for the shortfall as per the MERC Order of Rs.62.44 crores for 1999-2000 or for the shortfalls (amount not ascertained) for the years 2000-2001 and 2001-2002.

19. (*a*) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Company has been advised that the price at which the gas is billed is to be treated as provisional. The Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Company.

(iii) In respect of gas purchased from ONGC and later from GAIL, claims aggregating Rs.40.09 crores (*31st March, 2001 - Rs.40.09 crores*) have been made on the Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st March, 2001 which claims have been contested by the Company.

(iv) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Company has not accepted claims for quantities billed which are in excess of the Company's meter readings. The amount of such claims not provided for aggregates Rs. 3.74 crores (*31st March, 2001 – Rs. 3.79 crores*).

(v) In respect of gas purchased from GAIL, claims (net of provisions made) aggregating Rs.0.79 crore (*31st March, 2001 – Rs.0.51 crore*) have been made on the Company towards transmission charges for the years 1999-2000, 2000-2001 and 2001-2002, which claims have been contested by the Company.

(*b*) If any amount is payable by the Company in respect of the items referred to in (*a*) above, the same would be recoverable as part of fuel surcharge from the consumers. No provision has, therefore, been made in the accounts in respect of these items.

20. Rates and Taxes [item 2*(d)* – Schedule "2"] include write back of provision made in the earlier years towards sewerage tax payable aggregating Rs. 35.63 crores, consequent to decision of the Supreme Court dated 23rd August, 2001.

21. Excise Duty [item 2*(e)* – Schedule "2"] includes write back of provision made in the earlier years towards Excise Duty payable on the manufacture of fly ash aggregates aggregating Rs. 1.89 crores, consequent to the decision of Commissioner of Central Excise in favour of the Company.

22. Other Operation Expenses [item 2*(h)* of Schedule "2"] include Rs.0.77 crore being the reimbursement of loss to Tata International Limited as per the agreement entered into with them arising in respect of contracts that were under execution at the time of takeover of their Transmission EPC Business Unit. This loss pertains to the period from 1st April, 2001 to 31st March, 2002.

23. Miscellaneous Expenses [item 4(*k*) of Schedule "2"] include Rs.Nil (*Previous Year - Rs.0.02 crore*) being the fees of a director as consultant/technical adviser for professional services rendered by him.

24. The Company has paid during the year monthly payments aggregating Rs.0.15 crore (*Previous Year – Rs. 0.07 crore*) under post retirement scheme to former Managing Directors.

25. The Board at its meeting held on 16th May, 2002 has declared an Interim Dividend of Rs. 5.00 per share. Accordingly, a provision of Rs. 99.06 crores has been made towards Interim Dividend in the accounts for the year ended 31st March, 2002.

26. Information in regard to components consumed relating to the manufacturing activities of the Company.

				2000-2001	
		Nos.	Rs.(crores)	*Nos.*	*Rs.(crores)*
(i)	Integrated Circuits	8090	0.72	*6473*	*0.55*
(ii)	Others (including diodes, transistors, printed circuit boards, etc.)		5.10		*4.96*
			5.82		*5.51*

10. Certificate of Deposit in foreign currency with State Bank of India, London Rs.Nil (*31st March, 2001 – Rs.7.72 crores*) and with State Bank of India, New York Rs.Nil (*31st March, 2001 – Rs.15.94 crores*), are out of the proceeds of the Euro Notes issued and interest earned thereon.

11. The Company had entered into financial lease agreements in earlier years for assets aggregating Rs.54.89 crores (*31st March, 2001- Rs.54.89 crores*) taken on lease. Future lease rental obligations on these assets aggregate Rs.3.21crores (*31st March, 2001 – Rs.6.48 crores*). Lease rentals of Rs.3.30 crores (*2000-2001 - Rs.4.23 crores*) payable for the year have been charged to the Profit and Loss Account.

12. 14% Twelfth Debentures of the face value of Rs.56.44 crores redeemed by the Company have been kept alive for reissue.

13. "Other Advances" include Rs.394.03 crores (*31st March, 2001 - Rs.77.74 crores*) being application money/advances towards proposed investment in shares of companies as referred to in Note 8 above.

14. Under agreements for an aggregate value of U.S. Dollars 55 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and (a) Diamond Lease Company Limited and (b) Mitsui Leasing and Development Limited and other Companies, all of Japan, the Company has sold for cash and simultaneously repurchased on deferred payment basis part of the equipment acquired for the Trombay 2nd 500 MW (Unit 6) Project with a view to obtaining from the said parties loans for financing part of the cost of the Project. The deferred payment obligations [item (*c*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India against:-

    (*a*) a first charge created over the entire moveable/immoveable assets of the Company, both present and future, but subject to charges created/to be created in favour of bankers on the current assets. The above charges will rank on a *pari passu* basis with charges in favour of existing lenders for their loans for the 1st 500 MW Unit and 2nd 500 MW Unit and in favour of some of the debenture trustees and

    (*b*) a counter guarantee furnished by the Company.

15. Under an agreement for an aggregate value of Japanese Yen 1440 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and Kanematsu Corporation, Japan, the Company has obtained supplier's credit for part financing the import of equipment for 245 kV Gas Insulated Switchgear for Borivli Receiving Station. The deferred payment obligations [item (*d*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India.

16. (*a*) Sundry Creditors [item (*b*) under 'Current Liabilities' - Schedule "H"] include Rs. 0.77 crore (*31st March, 2001 - Rs.0.45 crore*) due to small scale and ancillary undertakings. This amount has been determined to the extent such parties have been identified from available information.

    (*b*) There are no small scale and ancillary undertakings to whom the amounts outstanding for more than 30 days, exceeded Rs.1 lakh.

17. Contingent Liabilities :

    (*a*) Claims against the Company not acknowledged as debts Rs.110.23 crores (*31st March, 2001 - Rs.105.11 crores*).

    (*b*) Other employee matters – amount not ascertainable.

    (*c*) Taxation matters for which liability is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. in crores

		As at 31st March, 2001
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	37.35	*37.74*
(ii) Other matters in respect of which the Company is in appeal	14.26	*3.50*
(iii) Interest and penalty demanded	20.96	*7.14*
(*d*) In respect of guarantees issued on behalf of other Companies	—	*25.80*
(*e*) Bills discounted	6.00	—
(*f*) Bonds furnished to Excise authorities	1.02	—

Note : If any liability materialises in respect of items (*a*) to (*c*) above, the same would have to be considered for the purposes of the computations and appropriations under the Electricity (Supply) Act, 1948, to the extent it pertains to the electricity business.

(*b*) Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India requires exchange differences arising on repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, to be adjusted in the carrying amount of the respective fixed assets. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has dealt with such differences in accordance with the accounting policy enunciated in Note 1(*a*)(ii) above. The effect on profit for the year and reserves as at the end of the year, if exchange differences had been adjusted in the carrying amount of fixed assets, has not been determined.

3. The expenses (net of applicable income) and depreciation shown in the Profit and Loss Account include Rs. Nil *(31st March, 2001- Rs. 0.50 crore)* and Rs. Nil *(31st March, 2001 - Rs.0.07 crore)* in respect of Research and Development activities undertaken during the year.

4. The Company together with the erstwhile Tata Hydro and Andhra Valley had in a previous year appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which approval of the State Government is needed and for which application is being made. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs. 5.94 crores has been adjusted during the year.

5. "Reasonable Return" for the purposes of the Sixth Schedule to the Electricity (Supply) Act, 1948 has been computed in accordance with legal advice obtained by the Company regarding the correct interpretation of the Government of India notification dated 5th May, 1999. Any adjustment necessary in this account will be made by adjusting an equivalent amount against the Special Appropriation towards Project Cost after obtaining the approval of the Government of Maharashtra.

6. (*a*) Contingencies Reserve No.1 represents the transfer to such reserves in terms of para IV of the Sixth Schedule to the Electricity (Supply) Act, 1948.

   (*b*) Contingencies Reserve No.2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

7. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.

8. (*a*) The Company has in consideration of loan facilities and deferred payment guarantee facilities aggregating to Rs.1089.37 crores (amount outstanding as at 31st March, 2002 – Rs.954.33 crores) and Rs. 520.00 crores (amount outstanding as at 31st March, 2002 – Rs. 361.79 crores) respectively extended by the Financial Institutions and Banks to Haldia Petrochemicals Limited (HPL), given an undertaking to such Financial Institutions and Banks not to dispose of its investments in HPL without their prior consent so long as any part of the loan / guarantee limits sanctioned by them to HPL remains outstanding as also to meet shortfall, if any, which may arise in respect of project completion or working capital requirements. Through a separate *inter se* agreement among the promoters of HPL, the Company's liability in relation to the shortfall, if any, will be borne by the promoters in the ratio of their shareholding in HPL, the Company's share being 7.80%.

   (*b*) The Company has investment of Rs. 300.00 crores in the equity shares of Tata Teleservices Ltd. (TTSL) and an advance against equity shares of Rs. 175.00 crores. The Company has also given deposits aggregating Rs. 205.50 crores to TTSL as at 31st March, 2002. Further the Company has furnished Guarantees aggregating Rs. 750.00 crores to ICICI Limited in lieu of Performance Guarantees issued by ICICI Limited on behalf of TTSL. The Company has issued a non-disposal undertaking on existing and future shareholding in TTSL in favour of a financial institution against its granting a short term loan of Rs.100 crores to TTSL. The obligation to meet the cost overrun and shortfall in cash flow and to contribute additional equity is being shared among the promoters, *inter se*, in proportion to their shareholding in TTSL, the Company's share being 49.83%.

   (*c*) The Company has investment of Rs. 80.00 crores in the Equity Shares of Panatone Finvest Limited (PFL) and an advance against Equity Shares of Rs. 208.00 crores. Further the Company has furnished Guarantees aggregating Rs. 320.00 crores to Infrastructure Leasing and Financial Services Limited in lieu of the loans sanctioned by them to PFL (amount outstanding as at 31st March, 2002 restricted to the amount guaranteed Rs. 320.00 crores).

   (*d*) In view of the losses incurred by Tata Ceramics Limited (TCL), the Company has during the year written down the investments in Preference Shares of TCL by Rs. 46.22 crores. As at 31st March, 2002 the Company has investments of Rs. 30.80 crores (after write down) in the Preference Shares of TCL *(31st March, 2001 – Rs. 77.02 crores)* and an advance towards investment in Preference Shares of Rs.11.03 crores *(31st March, 2001 – Rs.11.03 crores)*. The Company's equity investment in TCL had been fully written down in an earlier year.

9. Capital commitments not provided for are estimated at Rs. 268.27 crores *(31st March, 2001 - Rs.307.80 crores)*.

(g) Warranty Expenses :

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(h) Foreign Exchange Transactions :

Monetary assets and liabilities related to foreign currency transactions remaining unsettled at the end of the year are translated at the year-end rate and the difference in translation and realised gains and losses on foreign exchange transactions (other than for fixed assets) are recognised in the Profit and Loss Account. In respect of transactions covered by foreign exchange contracts, the difference between the contract rate and the spot rate on the date of the transaction is charged to the Profit and Loss Account over the period of the contract.

(i) Retirement Benefits :

Provisions for accruing liability for gratuity, pension and leave encashment on separation have been made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities.

(j) Revenue Recognition :

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers and is inclusive of Fuel Adjustment Charges.

(ii) Delayed payment charges for power supply are recognised, on grounds of prudence, as and when recovered.

(iii) In respect of Transmission EPC business unit, sales are accounted for on the basis of completion of shipment/ delivery of goods.

(k) Accounting for Contracts :

(i) Income on contracts for construction, technical services related to construction of assets, etc. is accounted for on "completed contract" basis and included in "Other Income". Expenditure incurred during the pendency of contracts is carried forward as work-in-progress.

(ii) Income on contracts related to manufacture of electronic products is accounted for on "percentage of completion" basis. Expenditure incurred during the pendency of such contracts plus attributed profits is carried forward as work-in-progress.

(l) Issue Expenses :

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Share Premium.

(ii) Expenses incurred in connection with the issue of Euro Notes are adjusted against Share Premium.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(m) Expenditure on Amalgamation :

The expenditure incurred is amortised over a period of five years.

(n) Payments under Voluntary Retirement Schemes :

Liability for schemes is charged off to the Profit and Loss account in the year in which the liability is incurred.

(o) Segment Reporting :

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenses".

2. (a) Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying fixed asset to be capitalised upto the date the assets are ready for use. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has charged borrowing costs in respect of assets relating to the electricity business of the Company as Licensee to the Profit and Loss Account. The effect on profit for the year and reserves as at the end of the year, if borrowing costs had been capitalised, has not been determined.

Notes forming part of the Accounts

1. Major Accounting Policies :-

(a) Fixed Assets :

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs.

(ii) In respect of assets relating to the electricity business as Licensee:

(a) The net increase/decrease in the Company's liability for repayment of loans for suppliers' credit arrangement for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values and cost of rollover charges on forward contracts, has been recognised in the Profit and Loss Account over the period of repayment of liabilities on the basis of the realised losses or gains on repayment and the amount of increase/decrease remaining to be charged off on the basis of future repayment is shown as an asset in the Balance Sheet.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are charged to the Profit and Loss Account.

(iii) In respect of assets relating to the business of the Company other than the electricity business as Licensee:

(a) The net increase/decrease in the Company's liability for repayment of loans for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values is adjusted in the carrying amount of the respective fixed assets.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are capitalised upto the date the assets are ready for use.

(b) Depreciation :

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(iv) Leasehold land is amortised over the period of the lease.

(v) Goodwill is amortised over a period of five years.

(c) Investments :

Long term investments are carried at cost less provision, if any, for permanent diminution in value of such investments. Current investments are carried at lower of cost and fair value.

(d) Inventories :

Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value and in the case of electronic products includes attributed profits. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(e) Taxes on Income :

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods (*See Note 30*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(f) Research and Development Expenses :

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

Schedule forming part of the Profit and Loss Account

SCHEDULE "5" : COMPUTATION OF NET PROFIT IN ACCORDANCE WITH SECTION 309(5) OF THE COMPANIES ACT, 1956 AND COMMISSION PAYABLE TO THE WHOLE-TIME AND OTHER DIRECTORS

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account.		671.84	*530.02*
Add – Managerial Remuneration	2.03		*1.71*
Provision for diminution in value of Investments	83.66		*Nil*
Provision for Doubtful Debts and Advances (Net)	6.55		*21.04*
		92.24	*22.75*
		764.08	*552.77*
Less – Profit on Sale of Investments (Net)	243.81		*67.88*
Profit on repatriation of Certificates of Deposit	Nil		*23.23*
Surplus on buy-back of Euro Notes	8.75		*Nil*
		252.56	*91.11*
Net Profit as per Section 309(5)		511.52	*461.66*
Commission payable to:			
(*a*) Whole-time Directors (net of excess provision of Rs.0.22 crore of previous year written back - *Previous Year Rs.0.18 crore*)		0.78	*0.82*
(*b*) Non Whole-time Directors (net of excess provision of Rs.0.08 crore of previous year written back - *Previous Year Rs.0.11 crore*) restricted to		0.22	*0.09*
		1.00	*0.91*

Notes:

(*i*) For the purpose of the above computation, in respect of assets relating to the electricity business of the Company, depreciation for the year and in respect of discarded assets, has been considered as per the provisions of the Electricity (Supply) Act, 1948, in lieu of depreciation under Section 350 of the Companies Act, 1956. The Company has also received legal opinion supporting this treatment.

(*ii*) The Company has been legally advised that commission payable to the non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

Signatures to Notes and Schedules "A" to "I" and "1" to "5"

For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary.

A. J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

Schedules forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES (*Contd.*)

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought forward ...		518.72	*457.66*
5. DECREASE/(INCREASE) IN WORK-IN-PROGRESS –			
Opening Balance	44.27		*18.17*
Add - Acquired on amalgamation	Nil		*18.17*
Less- Closing Balance	34.42		*44.27*
		9.85	*(7.93)*
6. AMOUNT WRITTEN OFF – MISCELLANEOUS EXPENDITURE – *(Schedule "I")*		13.81	*13.51*
7. LOSS ON EXCHANGE (NET)		20.56	*17.82*
8. LOSS ON SALE/RETIREMENT OF ASSETS (NET)		0.57	*1.14*
9. PURCHASE OF PRODUCTS – TRANSMISSION EPC BUSINESS UNIT		5.70	*Nil*
10. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(0.12)	*Nil*
		569.09	***482.20***

SCHEDULE "3" : INTEREST

	Rupees Crores	*Previous Year Rupees Crores*
(*a*) INTEREST ON DEBENTURE LOANS	108.50	*73.87*
(*b*) INTEREST ON FIXED PERIOD LOANS FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND INTERNATIONAL FINANCE CORPORATION	28.12	*31.62*
(*c*) INTEREST ON FIXED PERIOD EURO NOTES	108.85	*98.25*
(*d*) OTHER INTEREST AND COMMITMENT CHARGES (including Rs. 19.80 crores on Fixed Period Loans - *Previous Year Rs. 17.83 crores)*	73.49	*78.09*
	318.96	*281.83*
Less: INTEREST CAPITALISED	20.37	*50.92*
	298.59	***230.91***

SCHEDULE "4" : STATUTORY APPROPRIATIONS

	Rupees Crores	*Previous Year Rupees Crores*
(*a*) CONTINGENCIES RESERVE	8.77	*8.23*
(*b*) SPECIAL APPROPRIATION TOWARDS PROJECT COST	11.45	*18.08*
(*c*) DEFERRED TAXATION LIABILITY FUND	106.63	*Nil*
	126.85	***26.31***

Schedule forming part of the Profit and Loss Account

SCHEDULE "2": GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1.	PAYMENTS TO AND PROVISIONS FOR EMPLOYEES –			
(a)	Salaries, Wages and Bonus (excluding Rs. 0.35 crore on Repairs and Maintenance - *Previous Year Rs. 1.28 crores)*	85.80		*78.04*
(b)	Company's contribution to Provident Fund	6.81		*6.53*
(c)	Retiring Gratuities	9.62		*16.12*
(d)	Welfare Expenses	20.44		*19.95*
(e)	Contribution to Superannuation Fund	8.55		*8.05*
(f)	Leave Encashment Scheme	4.86		*5.23*
(g)	Pension Scheme	0.77		*1.40*
			136.85	*135.32*
2.	OPERATION EXPENSES –			
(a)	Stores, Oil, etc. consumed (excluding Rs. 39.20 crores on Repairs and Maintenance - *Previous Year Rs. 31.67* crores and Rs. 0.05 crore in Other Operation Expenses - *Previous Year Rs. 0.03 crore*)	10.28		*8.05*
(b)	Rental of Land, Buildings, Plant and Equipment, etc	9.99		*12.97*
(c)	Repairs and Maintenance-			
	(i) To Buildings and Civil Works ... Rs. 51.23 Crores			*56.10*
	(ii) To Machinery and Hydraulic Works ... " 71.28 Crores			*58.34*
	(iii) To Furniture, Vehicles, etc. ... " 1.61 Crores			*1.30*
		124.12		*115.74*
(d)	Rates and Taxes (net of provision written back Rs. 35.63 crores)	(10.74)		*34.85*
(e)	Excise Duty (net of provision written back Rs. 1.89 crores)	(1.09)		*0.36*
(f)	Insurance	18.57		*15.57*
(g)	Components consumed relating to manufacturing activities	5.82		*5.51*
(h)	Other Operation Expenses	12.43		*9.54*
			169.38	*202.59*
3.	WHEELING CHARGES PAYABLE		21.32	*19.06*
4.	ADMINISTRATION EXPENSES –			
(a)	Rent	0.75		*0.59*
(b)	Rates and Taxes	1.08		*1.03*
(c)	Insurance	2.53		*2.97*
(d)	Other Administration Expenses	10.38		*11.48*
(e)	Commission and Brokerage	3.16		*1.37*
(f)	Guarantee Fees for Loans	13.98		*15.62*
(g)	Directors' Fees	0.04		*0.05*
(h)	Auditors' Fees *(See Note 32)*	0.86		*0.97*
(i)	Government Audit Fees	0.02		*0.02*
(j)	Cost of Services Procured	21.69		*16.14*
(k)	Miscellaneous Expenses	36.91		*29.41*
(l)	Provision for diminution in value of Investments	83.66		*Nil*
(m)	Provision for Doubtful Debts and Advances (Net)	6.55		*21.04*
(n)	Bad Debts	9.56		*Nil*
			191.17	*100.69*
	Carried over....		518.72	*457.66*

Schedule forming part of the Profit and Loss Account

SCHEDULE "1": OTHER INCOME

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. INCOME FROM OPERATIONS –			
(a) Rental of Land, Buildings, Plant and Equipment, etc.	1.27		*1.25*
(b) Income in Respect of Services Rendered	7.43		*7.47*
(c) Sale of Electronic Products	21.89		*5.33*
(d) Sale of Products - Transmission EPC Business Unit	7.03		*Nil*
(e) Miscellaneous Revenue and Sundry Credits	6.47		*6.79*
		44.09	*20.84*
2. OTHER INCOME –			
(a) Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Rs. 0.02 crore - *Previous Year Rs. 0.02 crore* on Contingencies Reserve Investments) (including interest from subsidiaries Rs. 14.84 crores - *Previous Year Rs. 7.26 crores*) (including Income-tax deducted Rs. 9.33 crores - *Previous Year Rs. 5.47 crores*)	63.72		*43.30*
(b) Income on units from Unit Trust Of India (including Rs. 7.93 crores - *Previous Year Rs. 9.22 crores* on Contingencies Reserve Investments and Rs. 17.39 crores - *Previous Year Rs. 23.91 crores* on Deferred Tax Liability Fund Investments)	29.46		*59.79*
(c) Income from Trade Investments	0.64		*13.08*
(d) Dividend from Subsidiaries	0.90		*Nil*
(e) Income from Other Investments (including Income-tax deducted Rs. 0.03 crore – *Previous Year Rs. 0.41 crore*) (including Rs. 1.25 crores – *Previous Year – Rs. 33.76 crores* in respect of Current Investments)	6.21		*38.30*
(f) Profit on Sale of Investments (Net) (including Rs. 91.37 crores – *Previous Year Rs. 8.25 crores* in respect of Long Term Investments)	243.81		*67.88*
(g) Sundry Receipts	2.80		*Nil*
(h) Surplus on buy-back of Euro Notes	8.75		*Nil*
(i) Profit on repatriation of Certificates of Deposit	Nil		*23.23*
		356.29	*245.58*
		400.38	*266.42*

Schedules forming part of the Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

	Rupees Crores	Rupees Crores	As at 31-3-2001 Rupees Crores
CURRENT LIABILITIES –			
(a) Consumers Benefit Account	11.25		11.25
(b) Sundry Creditors (including Share Application Money refundable Rs. 0.09 crore – *31st March, 2001 – Rs. 0.09 crore,* Partly Convertible Debentures Application Money refundable Rs. 0.07 crore – *31st March, 2001 – Rs. 0.07 crore) [See Note 16(a)]*	858.15		713.52
(c) Advance and progress payments	22.15		25.98
(d) Interest accrued but not due on Secured Loans	36.68		17.04
(e) Interest accrued but not due on Unsecured Loans	14.28		11.98
(f) Dividend Warrants issued but not encashed and unremitted dividends	3.36		3.09
(g) Other Liabilities	42.81		38.10
(h) Security Deposits from Consumers	29.75		28.11
(i) Sundry Deposits	37.98		41.95
		1,056.41	891.02
PROVISIONS –			
(a) Provision for Taxation	94.28		144.60
(b) Provision for Additional Income-tax on Dividend	Nil		10.11
(c) Provision for Wealth Tax	0.47		0.27
(d) Provision for Gratuities	50.36		44.40
(e) Provision for Pension Scheme	5.54		5.34
(f) Provision for Leave Encashment	23.50		19.68
(g) Provision for Interim Dividend	99.06		Nil
(h) Proposed Dividend	Nil		99.06
		273.21	323.46
		1,329.62	1,214.48

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure Incurred Till 31-3-2002 Rupees Crores	Amount Written off Till 31-3-2001 Rupees Crores	Amount Written off During the year Rupees Crores	Closing Balance Rupees Crores	As at 31-3-2001 Rupees Crores
INTANGIBLE ASSETS –					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	Nil
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	*
OTHER EXPENDITURE –					
Expenses re : New Ordinary Shares	0.03	0.03	—	Nil	Nil
Expenses towards Rights Shares issued in 1993	3.66	1.39	0.17	2.10	2.27
Global Depository Shares (GDS) issue expenses	11.12	4.24	0.51	6.37	6.88
Discount on issue of Debentures	0.53	0.53	—	Nil	Nil
Discount on issue of Euro Notes	5.54	2.33	0.63	2.58	3.21
Merger expenses- Tata Hydro & Andhra Valley	61.93	12.38	12.39	37.16	49.55
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.11	0.11	0.32	0.43
Preliminary Expenses	0.01	0.01	—	Nil	Nil
	83.62	21.28	13.81	48.53	62.34
Less – GDS issue expenses adjusted against Share Premium				6.37	6.88
				42.16	55.46

Schedule forming part of the Balance Sheet

SCHEDULE "G": CURRENT ASSETS, LOANS AND ADVANCES

		Rupees Crores	Rupees Crores	As at 31-3-2001 Rupees Crores
CURRENT ASSETS –				
(a) Interest accrued on Investments		0.14		0.27
(b) Stores and Spare Parts at or below cost		259.59		238.87
(c) Loose Tools at or below cost		0.02		0.06
(d) Stores, Tools and Equipment in transit at cost		31.93		28.28
(e) Work-in-progress (in respect of electronic products, at lower of cost plus attributed profit and net realisable value)		34.42		44.27
(f) Sundry Debtors –				
(i) Debts outstanding for more than six months	Rs.312.01 Crores			249.66
(ii) Other Debts	" 505.80 Crores			378.40
	Rs.817.81 Crores			628.06
Less – Provision for doubtful debts	" 51.90 Crores			54.73
		765.91		573.33
Notes –				
Sundry Debtors fully secured	Rs. 21.45 Crores			20.17
Sundry Debtors unsecured and considered good	" 744.46 Crores			553.16
Sundry Debtors considered doubtful	" 51.90 Crores			54.73
	Rs.817.81 Crores			628.06
(g) Cash and Bank Balances –				
(i) Current Accounts with Scheduled Banks	Rs.102.12 Crores			1,036.10
(ii) Call Deposits with Scheduled Banks (including interest accrued Rs. 0.68 crore)	Rs.204.68 Crores			Nil
(iii) Cash and Cheques on Hand	" 0.21 Crore			0.15
(iv) Remittances in transit	" Nil			0.02
		307.01		1,036.27
			1,399.02	1,921.35
LOANS AND ADVANCES – Considered good- unless otherwise stated – (Unsecured)				
(a) Advances with public bodies (including balances with Customs and Excise Rs. 2.62 crores – *31st March, 2001 – Rs. 2.77 crores*)		2.69		2.84
(b) Loans to and Deposits with Nelco Ltd.		1.65		4.96
(c) Deposits with Af-Taab Investment Co. Ltd. (a Subsidiary Company) (including interest accrued Rs. 12.73 crores – *31 st March, 2001 – Rs. Nil*)		172.66		84.60
(d) Deposits with Tata Petrodyne Ltd. (a Subsidiary Company) (including interest accrued Rs. 2.09 crores - *31st March, 2001 – Rs. Nil*).		63.41		Nil
(e) Deposits with other Companies		387.13		132.10
(f) Other Advances (including amount due from Directors Rs. 0.27 crore – *31st March, 2001 – Rs. 0.08* crore – maximum amount due during the year Rs. 0.27 crore – *31st March, 2001 - Rs. 0.08 crore)* (including advances considered doubtful Rs. 0.57 crore – *31st March, 2001 – Rs. 0.14 crore*).	Rs. 540.03 Crores			160.77
Less – Provision for doubtful advances	" 0.57 Crore			0.14
		539.46		160.63
(g) Payment of Taxes		187.93		213.28
			1,354.93	598.41
			2,753.95	2,519.76

Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS *(Contd.)*

(3) During the year, the Company acquired and sold the following Investments :

	No. of Units	Purchase Cost Rupees Crores
Alliance Cash Manager	47,34,507	637.79
Alliance Income Fund	4,26,02,741	76.10
Alliance Liquid Income	10,75,85,169	175.00
Alliance Term Plans	15,10,000	151.00
Birla Bond Plus	4,89,81,191	50.00
Birla Cash Plus	51,48,81,805	754.99
Birla Income Plus	16,46,75,960	331.21
Chola Triple Ace	4,55,59,403	75.00
Cholamandalam Cazenove Liquid Fund	9,90,36,081	108.49
DSP Meryll Lynch Bond Fund	2,04,36,921	35.32
DSP Meryll Lynch Bond Fund - Growth Option	4,31,97,453	70.00
DSP Meryll Lynch Liquidity Fund	8,04,07,155	107.50
DSP Meryll Lynch Liquidity Fund - Growth Option	3,04,55,075	40.00
Grindlays Cash Fund	54,02,11,299	557.56
Grindlays Super Saver Income Fund	21,34,38,898	246.59
Grindlays Super Saver Income Short Term Fund	12,84,04,952	137.61
HDFC Income Fund	20,29,68,887	231.67
HDFC Liquid Fund	57,25,38,744	627.30
HDFC Short Term Fund	5,00,39,700	50.04
IDBI Income Fund	7,65,03,175	85.96
IDBI Principal Cash Management Fund Liquid Option	21,75,26,100	237.46
IL&FS Liquid Account	1,47,72,940	15.00
ING Income Portfolio	3,25,11,863	40.00
Jardine Fleming India Bond Fund	5,03,37,196	75.00
JM High Liquid Fund	33,73,35,280	515.93
JM Income Fund	10,09,86,546	206.07
JM Liquid Fund	2,72,75,877	50.00
Kotak Mahindra K Liquid Plan	10,37,31,527	42.36
Kotak Mahindra K Bond	5,80,68,507	70.00
Kothari Pioneer Income Builder Account	3,65,80,498	60.00
Kothari Pioneer Treasury Management Fund	4,67,365	62.33
Prudential ICICI Income Plan	4,98,24,815	75.00
Prudential ICICI Income Plan - Growth Option	7,22,02,166	100.00
Prudential ICICI Liquid Plan	9,82,58,553	133.16
Prudential ICICI Liquid Plan-Growth Option	3,77,38,697	50.00
Prudential ICICI Short Term Plan-Growth Option	5,61,71,186	56.17
Sun F&C Money Value Bond Fund	3,81,97,097	50.00
Sun F&C Money Value Fund - Liquid Option	4,21,15,745	52.94
Tata Income Fund	3,93,20,918	50.00
Tata Liquid Fund	7,81,86,623	50.41
Templeton Floating Rate Income Fund	3,05,00,000	30.50
Templeton India Govt Sec Fund	2,23,08,150	30.00
Templeton India Liquid Fund	148,60,68,086	2,045.18
Zurich India High Interest Fund	5,94,45,723	100.00
Zurich India High Liquidity Fund	12,94,73,789	146.28

Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS *(Contd.)*

		Quantity						
		Opening Balance	Additions	Deductions/ Cancellations	Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-3-2001 Rupees Crores*
	Brought forward						1,232.86	*1,086.43*
C.	Preference Shares- (Unquoted) fully paid up							
	Tata Sons Ltd.	1,50,000	—	—	1,50,000	15.00	15.00	*15.00*
	Tata Liebert Ltd.	1,50,000	—	1,50,000!	—	—	Nil	*1.50*
	Inshaallah Investments Pvt. Ltd.	2,00,000	—	—	2,00,000	2.00	*@@	*2.00*
	Tata Ceramics Ltd.	77,00,000	—	—	77,00,000	77.00	30.80 œ	*77.02*
							45.80	*95.52*
D.	Other Securities-(Quoted)							
	SBI Bonds	10,000	—	10,000###	—	—	Nil	*1.00*
	ICICI Suvidha Regular Return Bonds	1,400	—	1,400###	—	—	Nil	*0.69*
	Unit Trust of India - US 64	22,14,10,281	2,46,62,658##	18,82,38,900+	5,78,34,039	57.83	36.49 ß	*291.45*
							36.49	*293.14*
E.	Other Securities-(Unquoted)							
	Unit Trust of India - Venture Capital Unit Scheme 1990 (VECAUS II)	2,240	—	—	2,240	0.02	0.02	*0.02*
	J M Equity Fund-Units	5,00,000	—	—	5,00,000	0.50	0.50	*0.50*
	BOI Mutual Fund	5,00,000	—	—	5,00,000	0.50	0.50	*0.50*
	Unit Trust of India - Equity Fund 1996	5,00,000	—	5,00,000 ###	—	—	Nil	*0.50*
	Templeton India Growth Fund	2,50,000	—	—	2,50,000	0.25	0.25	*0.25*
	KRC Bonds (tax-free)	50,000	—	—	50,000	5.00	4.67	*4.67*
	Alliance Cash Manager	—	7,20,908 ##	—	7,20,908	72.09	100.00	*Nil*
	Birla Cash Plus	—	6,56,55,571 ##	—	6,56,55,571	65.66	100.00	*Nil*
	Templeton India Liquid Fund	—	4,35,08,341 ##	—	4,35,08,341	43.50	61.00	*Nil*
	HDFC Liquid Fund - Growth Scheme	—	8,88,52,558 ##	—	8,88,52,558	88.85	100.00	*Nil*
	JM High Liquidity Fund	—	3,19,55,280 ##	—	3,19,55,280	31.96	50.00	*Nil*
	Grindlays Cash Fund	—	9,49,21,689 ##	—	9,49,21,689	94.92	100.00	*Nil*
	Tata Liquid Fund	—	3,81,29,809 ##	—	3,81,29,809	38.13	50.00	*Nil*
!!	Certificate of Deposit with State Bank of India, New York (in foreign currency)	—	—	—	—	—	Nil	*15.94*
!!	Certificate of Deposit with State Bank of India, London (in foreign currency)	—	—	—	—	—	Nil	*7.72*
							566.94	*30.10*
							843.94	*600.56*
							1,882.09	***1,505.19***
							As at 31.3.2002 Rupees Crores	***As at 31.3.2001 Rupees Crores***
	Notes-							
(1)	Aggregate of Quoted Investments -							
	Cost						493.37	*741.79*
	Market Value						239.31	*751.22*
(2)	Aggregate of Unquoted Investments -							
	Cost						1,388.72	*763.40*

@@ At less than cost - Original Cost Rs.2 crores.
!! Current investments - all other Investments are long term investments.
œ At less than cost – Original Cost Rs.77.02 crores.
ß At less than cost – Original Cost Rs.70.93 crores.

Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS

	Quantity: Opening Balance	Quantity: Additions	Quantity: Deductions/ Cancellations	Quantity: Closing Balance	Face Value Rupees Crores	Cost Rupees Crores	*Cost as at 31-3-2001 Rupees Crores*
1. CONTINGENCIES RESERVE INVESTMENTS –							
A. Government of India Securities – (Quoted)							
5 3/4% (2003) Loan	—	—	—	—	0.33	0.33	*0.33*
B. Other Securities – (Quoted)							
Unit Trust of India – US 64	7,93,21,640	82,38,900+	—	8,75,60,540	87.56	126.94	*118.71*
C. Other Securities – (Unquoted) 17 1/2% (2001) State Industrial and Investment Corporation of Maharashtra Ltd.							
Debentures	100	—	100###	—	—	Nil	*0.01*
						127.27	*119.05*
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS –							
Other Securities – (Quoted)							
Unit Trust of India – US 64	17,39,14,698	—	—	17,39,14,698	173.91	290.00	*290.00*
3. TRADE INVESTMENTS –							
A. Ordinary Shares – (Quoted) fully paid up							
Nelco Ltd.	1,10,99,630	—	—	1,10,99,630	11.10	11.07	*11.07*
Voltas Ltd.	23,342		—	23,342	0.02	0.25	*0.25*
Tata Infomedia Ltd.	4,86,405	2,43,202 &	—	7,29,607	0.73	1.39	*1.39*
						12.71	*12.71*
B. Ordinary Shares – (Unquoted) fully paid up							
Tata Services Ltd.	1,562	—	—	1,562	0.16	0.16	*0.16*
The Associated Building Co. Ltd.	1,400	—	—	1,400	0.13	0.06**	*0.06*
Yashmun Engineers Ltd.	9,600	—	—	9,600	0.10	0.01	*0.01*
Tata Projects Ltd.	45,000	—	—	45,000	0.45	0.52	*0.52*
Tata Teleservices Ltd.	25,47,00,000	4,53,00,000##	—	30,00,00,000	300.00	300.00	*254.70*
Panatone Finvest Ltd.	—	8,00,00,000##	—	8,00,00,000	80.00	80.00	*Nil*
						380.75	*255.45*
						393.46	*268.16*
4. INVESTMENTS IN SUBSIDIARY COMPANIES –							
Ordinary Shares – (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	1,38,240	—	—	1,38,240	1.38	26.39	*26.39*
Af-Taab Investment Co. Ltd.	8,92,800	—	—	8,92,800	8.93	56.03	*56.03*
Tata Petrodyne Ltd.	9,80,00,425	—	—	9,80,00,425	98.00	145.00	*145.00*
						227.42	*227.42*
5. OTHER INVESTMENTS –							
A. Ordinary Shares – (Quoted) fully paid up							
Titan Industries Ltd.	3,48,300	—	—	3,48,300	0.35	0.85	*0.85*
Tata Honeywell Ltd	8,75,000	—	—	8,75,000	0.88	13.78	*13.78*
Tata Telecom Ltd.	12,37,500	—	—	12,37,500	1.24	4.68	*4.68*
PSI Data Systems Ltd.	1,35,244	—	—	1,35,244	0.14	6.45	*6.45*
HDFC Bank Ltd.	1,500	—	—	1,500	—	*	*
Industrial Development Bank of India	1,42,720	—	—	1,42,720	0.14	1.14	*1.14*
						26.90	*26.90*
B. Ordinary Shares – (Unquoted) fully paid up							
Tata Klockner Industrial Plants Ltd.	3	—	3 ###	—	—	Nil	*
Tata Industries Ltd.	22,83,366	—	—	22,83,366	22.83	27.40	*27.40*
Rujuvalika Investments Ltd.	1,00,000	83,334++	—	1,83,334	0.18	0.30	*0.15*
Viplav Investments Ltd.	1,00,000	—	1,00,000 ++	—	—	Nil	*0.15*
WTI Advanced Technology Ltd.	1,45,000	—	—	1,45,000	0.15	*#	*
Tata BP Solar India Ltd.	11,34,000	6,48,000 ##	—	17,82,000	17.82	24.49	*18.00*
Tata Liebert Ltd.	45,00,000	—	45,00,000!	—	—	Nil	*7.50*
Tata BP Lubricants India Ltd	2,99,999	—	2,99,999!	—	—	Nil	*3.00*
Tata Ceramics Ltd. *[See Note 8(d)]*	91,10,000	—	—	91,10,000	9.11	*‡	*
Tata Sons Ltd.	4,572	1 ##	—	4,573	0.46	25.62	*25.55*
India Natural Gas Co. Pvt. Ltd	1,00,000	—	—	1,00,000	1.00	*@	*1.00*
Haldia Petrochemicals Ltd.	7,21,42,857	1,78,57,142 ##	—	8,99,99,999	90.00	90.00	*72.15*
Orchid Print Ltd.	—	9 ##	—	9	—	*	*Nil*
						167.81	*154.90*
Carried over						1,232.86	*1,086.43*

** At less than cost – Original cost Rs. 0.13 crore
‡ At less than cost – Original cost Rs. 9.11 crores
# At less than cost – Original cost Rs. 0.15 crore
@ At less than cost – Original cost Rs. 1 crore
! Sold during the year
& Bonus received during the year
Acquired during the year
Sold/redeemed during the year
+ Transferred from Other Investments to Contingencies Reserve Investments
++ Viplav Investments Ltd. amalgamated with Rujuvalika Investments Ltd.

Schedules forming part of the Balance Sheet

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	*As at 31-3-2001 Rupees Crores*
(*a*)	Fixed Deposits	183.75	*76.89*
(*b*)	Loans from Shareholders (including short term Rs. 1.29 crores - *31st March, 2001 - Rs.0.48 crore)*	2.50	*2.75*
(*c*)	Loans from Japanese Leasing Companies *(See Note 14)*** (including short term Rs. 12.22 crores - *31st March, 2001 - Rs. 19.54 crores)*	18.33	*38.24*
(*d*)	Supplier's Credit from Kanematsu Corporation, Japan *(See Note 15)*** (including short term Rs. 7.97 crores - *31st March, 2001 - Rs. 2.71 crores)*	15.93	*18.97*
(*e*)	Loans from Housing Development Finance Corporation Ltd. (including short term Rs.1.03 crores - *31st March, 2001 - Rs. 0.89 crore)*	6.86	*7.76*
(*f*)	7.875% Euro Notes (2007)**	560.16	*548.77*
(*g*)	8.500% Euro Notes (2017)**	489.79	*561.48*
(*h*)	Short Term Borrowing from Companies	5.07	*5.07*
(*i*)	Interest accrued and due:		
	On (*a*) above.	*	*
	On (*b*) above.	*	*
		1,282.39	***1,259.93***

** repayable in foreign currencies

SCHEDULE "E" : FIXED ASSETS

Rs. Crores

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 1-4-2001 (at cost)	Additions**	Deductions	**As at 31-3-2002 (at cost)**	As at 1-4-2001	For the year	Deductions	**As at 31-3-2002**	As at 1-4-2001	**As at 31-3-2002**
1. GOODWILL	—	7.60 $	—	7.60	—	1.52	—	1.52	—	6.08
2. LAND (including land development)	12.08	2.85	—	14.93	—	—	—	—	12.08	14.93
3. LEASEHOLD LAND	4.48	—	—	4.48	0.05	0.05	—	0.10	4.43	4.38
4. HYDRAULIC WORKS	267.63	9.69	0.01	277.31	28.62	8.37	*	36.99	239.01	240.32
5. BUILDINGS	331.83	53.52	0.06	385.29#	61.71	15.09	0.03	76.77	270.12	308.52
6. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC	17.72	0.80	*	18.52	3.68	0.53	*	4.21	14.04	14.31
7. PLANT AND MACHINERY	3,123.25	466.51	3.92	3,585.84	1,194.84	213.09	2.44	1,405.49	1,928.41	2,180.35
8. TRANSMISSION LINES, CABLE NETWORK, ETC	575.02	34.40	0.02	609.40	134.75	30.02	*	164.77	440.27	444.63
9. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	19.29	2.85	0.23	21.91	12.55	1.17	0.17	13.55	6.74	8.36
10. TECHNICAL KNOW-HOW	0.93	—	—	0.93	0.60	0.07	—	0.67	0.33	0.26
11. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	21.01	5.22	1.50	24.73	10.08	3.66	1.32	12.42	10.93	12.31
12. HELICOPTERS	24.18	—	—	24.18	—	8.08	—	8.08	24.18	16.10
TOTAL - 2001-2002	**4,397.42**	**583.44**	**5.74**	**4,975.12**	**1,446.88**	**281.65**	**3.96**	**1,724.57**	**2,950.54**	**3,250.55**
2000-2001	*1,637.43*	*2,766.96@*	*6.97*	*4,397.42*	*622.19*	*828.94@*	*4.25*	*1,446.88*	*1,015.24*	*2,950.54*

\# Buildings include Rs. 17,160 being cost of ordinary shares in co-operative housing societies.

$ Goodwill is on acquisition of the Transmission EPC Business Unit of Tata International Limited.

** Additions include Plant & Machinery Rs. 0.31 crore, Furniture & Fixtures Rs. 0.01 crore and Motor Vehicles Rs. 0:12 crore acquired on the takeover of Transmission EPC Business Unit of Tata International Limited during the year.

@ Additions to Gross Block and Depreciation for the year 2000-2001 include Rs. 1,648.39 crores and Rs. 624.39 crores respectively acquired on amalgamation of the erstwhile The Tata Hydro-Electric Power Supply Co. Ltd., The Andhra Valley Power Supply Co. Ltd. and Jamshedpur Power Co. Ltd.

Schedule forming part of the Balance Sheet

SCHEDULE "C" : SECURED LOANS *(Contd.)*

Security

The debentures and loans mentioned in items (*a*) to (*k*) above are secured or agreed to be secured by mortgages/charges on the moveable and immoveable properties, plant and licences of the Company as given below and a floating charge on its other assets (subject to prior charges created and to be created in favour of the Company's bankers over the current assets), the priorities of the mortgages/charges for the aforesaid debentures and loans in respect of the assets and licences being as follows :

	Assets/Licences	Order of priority of mortgages/charges for		
		Debentures [items (*a*) to (*e*)]	Debentures [items (*f*) and (*g*)]	Loans from IBRD, IFCW and ANZ [items (*h*) to (*k*)]
1.	The Trombay Thermal Power Electric Licence	I	Nil	I
2.	The Bombay (Hydro-Electric) Licence	I	Nil	I
3.	The Tata Hydro (Tata Hydro) Licence	I	Nil	I
4.	The Nila Mula Valley (Hydro-Electric) Licence	I	Nil	I
5.	Trombay 500 MW (Unit 5 and Unit 6) Projects and assets subsequently added thereto	I	I	I
6.	Other assets at Trombay Thermal Power Station and Trombay Housing Colony	I	I	I
7.	All moveable and immoveable properties including land in Village Takve Khurd (Maharashtra)	I	I	Nil
8.	All other moveable and immoveable properties in the state of Maharashtra excluding land	I	I	I
9.	All land in the state of Maharashtra excluding land at Village Takve Khurd (Maharashtra)	I	Nil	I

Notes:

(i) The loans from IBRD, IFCW and ANZ have been secured or agreed to be secured by mortgages/charges on the assets and licences held by the Company.

(ii) In the above table of priorities of the mortgages/charges, where the priorities are the same, the mortgages/charges rank on *pari passu* basis *inter se* between the above mentioned lenders and State Bank of India as indicated in Note 14 of the Notes forming part of the Accounts. In cases where priority of security is shown as 'Nil', such assets/licences do not constitute security for that loan.

Redemption

(i) The debentures mentioned in (*a*) and (*b*) are redeemable at par on 26th November, 2005 and 26th November, 2008 respectively. The Company has the call option to redeem the same at the end of 5 years from 26th November, 1998, being the date of allotment, at a premium of 0.25% per annum for the balance period of debentures giving 90 days prior period notice.

(ii) The debentures mentioned in (*c*) are redeemable at par on 5th July, 2009. The Company has the call option to redeem the same at the end of 5 years from 5th July, 1999.

(iii) The debentures mentioned in (*d*) are redeemable at par in forty equated quarterly instalments commencing from 15th October, 1999. The Company has the call option to redeem the same at the end of 5 years from 24th November, 1999, by giving 30 days prior period notice.

(iv) The debentures mentioned in (*e*) are redeemable at par in three annual instalments at the end of the ninth, tenth and eleventh years from the date of allotment i.e. 22/24 November, 2008, 22/24 November, 2009 and 22/24 November, 2010. The Company has the call option to redeem the same at the end of 5 years from 22nd November, 1999, by giving 30 days prior period notice.

(v) The debentures mentioned in (*f*) are redeemable at par in five equal instalments commencing from 24th January, 2002.

(vi) The debentures mentioned in (*g*) are redeemable at par in three equal instalments commencing from 30th July, 2008.

Schedule forming part of the Balance Sheet

SCHEDULE "C": SECURED LOANS

		Rupees Crores	*As at 31-3-2001 Rupees Crores*
(*a*)	13.75% Secured, Redeemable, Non-Convertible Debentures (2003-2005) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 22nd February, 1999)	100.00	*100.00*
(*b*)	14% Secured, Redeemable, Non-Convertible Debentures (2003-2008) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 22nd February, 1999)	50.00	*50.00*
(*c*)	14% Secured, Redeemable, Non-Convertible Debentures (2004-2009) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 14th September, 1999)	25.00	*25.00*
(*d*)	12.75% Secured, Redeemable, Non-Convertible Debentures (1999-2009) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 14th September, 1999)	222.04	*238.81*
(*e*)	13.50% Secured, Redeemable, Non-Convertible Debentures (2004-2010) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 6th January, 2000)	100.00	*100.00*
(*f*)	10.90% Secured, Redeemable, Non-Convertible Debentures (2001-2006) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 9th April, 2001)	160.00	*200.00*
(*g*)	10.20% Secured, Redeemable, Non-Convertible Debentures (2001-2010) (Secured by Debenture Trust Deed and Unattested Memorandum of Hypothecation dated 19th September, 2001)	300.00	*Nil*
(*h*)	Loan from International Bank for Reconstruction and Development (IBRD)** (Secured by Trust Deed dated 12th June, 1985)	103.70	*143.46*
(*i*)	Loan from International Bank for Reconstruction and Development (IBRD)**	277.19	*295.80*
(*j*)	Loan from International Finance Corporation (IFCW)**	82.01	*86.13*
(*k*)	Loan from ANZ Grindlays Export Finance Ltd. (ANZ)**	86.60	*98.76*
		1,506.54	*1,337.96*

** In foreign currency

Schedule forming part of the Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES : [Under the Electricity (Supply) Act,1948]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	11.75	—	—	11.75
CONTINGENCIES RESERVE NO. 1 *[See Note 6(a)]*	113.89	8.77[*a*]	—	122.66
CONTINGENCIES RESERVE NO. 2 *[See Note 6(b)]*	13.38	—	—	13.38
DEVELOPMENT RESERVE (created prior to 1st April, 1976)	5.29	—	—	5.29
DEFERRED TAXATION LIABILITY FUND	290.00	106.63[*b*]	—	396.63
INVESTMENT ALLOWANCE RESERVE .... (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
OTHER RESERVES :				
CAPITAL RESERVE	0.67	—	—	0.67
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
SHARE PREMIUM	1,060.00	—	—	1,060.00
Less: Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	6.88	—	0.51[*c*]	6.37[*c*]
	1,053.12	—	(0.51)	1,053.63
DEBENTURE REDEMPTION RESERVE	—	57.50[*d*]	—	57.50
GENERAL RESERVE	605.14	150.00	45.28	709.86
PROFIT AND LOSS ACCOUNT	823.05	74.82[*e*]	—	897.87
Total Reserves and Surplus - 2001-02	**3,147.64**	**397.72**	**44.77**	**3,500.59**
- 2000-01	*1,489.86*	*1,657.25[f]*	*(0.53)*	*3,147.64*

[*a*] Amount set aside during the year and includes Capital Profit on redemption of investment Rs. 2,000.

[*b*] Transferred to Deferred Taxation Liability Fund.

[*c*] Adjustment of Global Depository Share issue expenses after charging Rs. 0.51 crore to the Profit & Loss Account for the year.

[*d*] Amount set aside during the year.

[*e*] Transfer from Profit & Loss Account.

[*f*] Acquired on amalgamation Rs. 1,384.80 crores (net of adjustment of Amalgamation Reserve of Rs.75.41 crores against General Reserve) of the erstwhile The Tata-Hydro Electric Power Supply Co. Ltd. and The Andhra Valley Power Supply Co. Ltd. taken over.

Schedule forming part of the Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-3-2001 Rupees Crores
AUTHORISED CAPITAL –				
3,00,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each....	300.00		300.00
22,90,00,000	Equity Shares of Rs. 10 each	229.00		229.00
			529.00	529.00
ISSUED CAPITAL –				
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares *(31st March, 2001-2,30,308 Shares)* not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay].		203.54	203.54
SUBSCRIBED CAPITAL –				
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay).	197.90		197.90
	Less - Calls in arrears (including Rs. 0.01 crore in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited)	0.05		0.05
		197.85		197.85
1,65,230	*Add* - Equity Shares forfeited - Amount paid – *(31st March, 2001 - 1,65,230 shares)*	0.06		0.06
			197.91	197.91

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Profit and Loss Account for the year ended 31st March, 2002

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME :					
1. REVENUE FROM POWER SUPPLY [*See Note 27(a)*]			3,735.86		3,341.31
Less: Cash Discount			4.45		4.68
			3,731.41		3,336.63
Add: Wheeling Charges recoverable			24.35		24.14
				3,755.76	3,360.77
2. INCOME FROM OPERATIONS	1	66		44.09	20.84
3. OTHER INCOME	1	66		356.29	245.58
4. NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				2.94	23.47
5. TOTAL INCOME				4,159.08	3,650.66
EXPENDITURE :					
6. COST OF POWER PURCHASED [*See Note 27(b)*]				399.03	401.28
7. COST OF FUEL				1,768.44	1,687.46
8. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	67		569.09	482.20
9. TAX ON SALE OF ELECTRICITY				117.17	51.24
10. DEPRECIATION				281.65	204.55
11. AMOUNT WRITTEN OFF IN RESPECT OF NET INCREASE IN FOREIGN CURRENCY LIABILITIES FOR PURCHASE OF CAPITAL ASSETS.				53.27	63.00
12. INTEREST	3	68		298.59	230.91
13. TOTAL EXPENDITURE				3,487.24	3,120.64
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				671.84	530.02
14. PROVISION FOR TAXATION					
a. CURRENT TAX			75.88		127.21
b. DEFERRED TAX			88.33		Nil
				165.21	127.21
15. (EXCESS)/SHORT PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS				(1.95)	2.94
16. ADDITIONAL INCOME-TAX ON DIVIDEND				Nil	10.11
17. PROVISION FOR WEALTH TAX				0.35	0.17
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				508.23	389.59
18. STATUTORY APPROPRIATIONS	4	68		126.85	26.31
DISTRIBUTABLE PROFITS				381.38	363.28
APPROPRIATIONS :					
19. PROPOSED DIVIDEND			Nil		99.06
20. INTERIM DIVIDEND			99.06		Nil
21. TRANSFER TO DEBENTURE REDEMPTION RESERVE			57.50		Nil
22. TRANSFER TO GENERAL RESERVE			150.00		150.00
				306.56	249.06
23. BALANCE CARRIED TO BALANCE SHEET				74.82	114.22
24. BASIC AND DILUTED EARNINGS PER SHARE (In Rs.) (on distributable profits on shares outstanding) (Face Value Rs.10)				19.27	18.36

Notes – Pages 70 to 79.

As per our report attached to the Balance Sheet.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

B. J. SHROFF
Secretary.

For and on behalf of the Board,

R. N. TATA
Chairman.

A. J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

Balance Sheet as at 31st March, 2002

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-3-2001 Rupees Crores
FUNDS EMPLOYED :					
1. SHARE CAPITAL	"A"	56		197.91	*197.91*
2. RESERVES AND SURPLUS	"B"	57		3,500.59	*3,147.64*
3. SPECIAL APPROPRIATION TOWARDS PROJECT COST				492.33	*480.88*
4. CAPITAL CONTRIBUTIONS FROM CONSUMERS				41.81	*41.63*
5. SECURED LOANS	"C"	58		1,506.54	*1,337.96*
6. UNSECURED LOANS	"D"	60		1,282.39	*1,259.93*
7. DEFERRED TAX LIABILITY (NET) *(See Note 30)*				133.61	*Nil*
8. TOTAL FUNDS EMPLOYED				7,155.18	*6,465.95*
APPLICATION OF FUNDS :					
9. FIXED ASSETS	"E"	60			
Gross Block			4,975.12		*4,397.42*
Less : Depreciation to date			1,724.57		*1,446.88*
				3,250.55	*2,950.54*
Capital Work-in-Progress (including advances against capital expenditure)				355.18	*404.41*
Increase in foreign currency liabilities (net) for purchase of capital assets			615.55		*606.48*
Less : Amount written off to date			414.68		*361.41*
				200.87	*245.07*
				3,806.60	*3,600.02*
10. INVESTMENTS	"F"	61		1,882.09	*1,505.19*
11. CURRENT ASSETS, LOANS AND ADVANCES	"G"	64			
Current Assets .... Rs. 1,399.02 Crores					*1,921.35*
Loans and Advances .... " 1,354.93 Crores					*598.41*
			2,753.95		*2,519.76*
Less :					
12. CURRENT LIABILITIES AND PROVISIONS	"H"	65			
Current Liabilities .... Rs. 1,056.41 Crores					*891.02*
Provisions .... " 273.21 Crores					*323.46*
			1,329.62		*1,214.48*
13. NET CURRENT ASSETS				1,424.33	*1,305.28*
14. MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	65		42.16	*55.46*
15. TOTAL APPLICATION OF FUNDS				7,155.18	*6,465.95*

Notes – Pages 70 to 79.

As per our report attached.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary.

A. J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

(19) The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

(20) In connection with the Company's business of providing services, we report that, commensurate with the size of the Company and the nature of its business, in our opinion :-

(a) the Company has a reasonable system of recording receipts, issues and consumption of materials and stores and such a system provides for the allocation of the materials consumed to the relative jobs,

(b) the Company has a reasonable system which provides for the allocation of man-hours utilised to the relative jobs,

(c) there is a reasonable system of authorisation at proper levels and adequate system of internal control on the issue of stores and allocation of stores and labour to jobs.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

(9) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of stores, components, plant and machinery, equipment and other assets, and for the sale of goods.

(10) In our opinion and having regard to our comments in para (9) above, and according to the information and explanations given to us, where transactions have been made with different parties, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 or more in respect of each party have been made at prices which are reasonable, having regard to the prevailing market prices for such goods, materials or services where such market prices are available or the prices at which transactions for similar goods or services have been made with other parties.

(11) As explained to us, unserviceable or damaged stores are determined by the Management and adequate provision has been made in the accounts for the loss so determined.

(12) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public except for unsecured privately placed debentures with Mutual Funds aggregating Rs. 300.00 crores which have been accepted for the period of less than six months.

(13) The Company does not have any by-product. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of scrap.

(14) In our opinion, the Company has an internal audit system which is commensurate with the size and nature of its business.

(15) We have broadly reviewed the books of account maintained by the Company in respect of the electronic products of the Company where the maintenance of cost records has been prescribed under Section 209 (1)(d) of the Companies Act, 1956. We are of the opinion that prima facie the prescribed accounts and records have been maintained and are being made up. We have not however made a detailed examination of the records with a view to determining whether they are accurate or not.

(16) We are informed by the Company that the Employees' State Insurance Act, 1948 (ESI), is applicable only to certain locations of the Company. Contributions deducted/accrued in respect of such locations, as also Provident Fund dues in respect of all locations, have generally been regularly deposited during the year with appropriate authorities and there were no arrears of such dues at the year end.

(17) According to the information and explanations given to us, there were no undisputed amounts payable in respect of income-tax, wealth tax, sales tax, customs duty and excise duty which have remained outstanding as at 31st March, 2002, for a period of more than six months from the date they became payable.

(18) According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

Annexure to the Auditors' Report

Referred to in paragraph 1 of our report of even date

(1) In respect of fixed assets, the Company has maintained proper records showing full particulars including quantitative details and situation in most cases of such assets. As explained to us, the assets have been physically verified by the Management, in accordance with the established system of periodical verification of fixed assets once in two years except in respect of five locations, where physical verification has not been carried out during the year. In our opinion, the frequency of verification is reasonable, considering the size of the operations of the Company. Discrepancies noticed on verification were not material and the same have been properly dealt with in the books of account.

(2) None of the fixed assets has been revalued during the year.

(3) As explained to us, the stock of finished goods, stores and spare parts have been physically verified during the year by the Management under a perpetual inventory system, except for coal which was verified at the end of the year. In our opinion the frequency of verification was reasonable.

(4) According to the information and explanations given to us, in our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business, except that (apart from one location) verification under the perpetual inventory system is carried out by the custodians. In our opinion, it would be preferable if verification was made by persons who do not have responsibility for custody.

(5) The discrepancies noted on verification between the physical stocks and book records were not material, having regard to the size of the operations of the Company.

(6) In our opinion and on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

(7) The Company has not taken or granted any loans, secured or unsecured, from/to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from/to companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956 where the rate of interest and other terms and conditions are, in our opinion, prima facie prejudicial to the interest of the Company.

(8) (a) (i) In respect of a loan of Rs. 1.65 crores to a company, no repayment schedule has been prescribed and no recovery has been made during the year. Recovery of interest has been made as stipulated.

(ii) In respect of loans to and deposits with other companies aggregating (before recovered during the year) to Rs. 375.39 crores, including Rs.167.84 crores to a wholly owned subsidiary, the loans are stated to be at call and no due dates for repayment have been stipulated. During the year, an amount of Rs. 10.46 crores has been recovered/adjusted against such loans and deposits. Interest recovered during the year aggregates to Rs.14.36 crores and the amount of interest accrued as at 31st March, 2002 aggregates to Rs. 12.97 crores.

(b) In respect of loans to employees, where repayment terms have been stipulated, the payment of interest and repayment of principal have generally been as stipulated.

(c) In respect of other loans granted by the Company, repayment of principal has been as stipulated and the payment of interest has been regular except in a few cases where collection was delayed.

(iii) In the event of approval of the State Government not being obtained for the matters referred to in sub-paragraph d(i) above or any adjustment becoming necessary for the matter referred to in sub-paragraph d(ii) above, the computations of "Capital Base" and "Clear Profit" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is resolved.

(iv) As stated in Note 2(a) of the Notes forming part of the Accounts, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee have not been capitalised as required by Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(v) As stated in Note 2(b) of the Notes forming part of the Accounts, exchange differences arising on repayment / realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(vi) Subject to the matters referred to in paragraphs d(i)(2), d(iv) and d(v) above, in our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards referred to in sub-section 3(C) of Section 211 of the Companies Act, 1956.

(e) On the basis of written representations received from the directors, as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the Director is disqualified as on 31st March, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

(f) Subject to the matters referred to in paragraphs d(i) to d(v) above, in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(1) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002;

and

(2) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

Auditors' Report

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

We have audited the attached Balance Sheet of THE TATA POWER COMPANY LIMITED as at 31st March, 2002 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As the Company is governed by the Electricity (Supply) Act, 1948, the provisions of the said Act have prevailed wherever they have been inconsistent with the provisions of the Companies Act, 1956.

Subject to the foregoing remark, we report that :-

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to above, we report that :

   (a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company, so far as it appears from our examination of those books;

   (c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

   (d) (i) For the purposes of computations of "Capital Base" and "Clear Profit" under the Sixth Schedule to the Electricity (Supply) Act, 1948,

      (1) As stated in Note 4 of the Notes forming part of the Accounts the Company (together with The Tata Hydro-Electric Power Supply Company Limited and the Andhra Valley Power Supply Company Limited since merged with the Company) had in a previous year appropriated in advance through Special Appropriation towards Project Cost an amount of Rs. 11.77 crores for which the approval of the State Government has not yet been received. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs. 5.94 crores has been appropriated during the year.

      (2) Special appropriation to Deferred Taxation Liability Fund of Rs. 106.63 crores has been made for the current year, as referred to in Note 30(a) of the Notes forming part of the Accounts for which approval of the State Government has not yet been obtained. For the reasons and to the extent stated in the Note, the manner of accounting for deferred tax liability in respect of the license business differs from the provisions of Accounting Standard 22 (AS-22) issued by the Institute of Chartered Accountants of India.

   (ii) "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948 in the manner indicated in Note 5 of the Notes forming part of the Accounts.

Nursery at Lonavla



The HR mandate is to attract the good people, retain the better and advance the best. Towards this end, various initiatives have been undertaken. Induction Training for new recruits has been revamped. Compensation for Senior Officers has been revisited and made competitive after conducting a compensation survey. Focussed training programmes have been devised for high performers.

Short Term and Long Term Manpower Plans have been drawn out to align HR plans with overall business plans. SAP-HR is being implemented with a view to effectively deploy various HR initiatives.

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing the Company's objectives, projections and estimates, are forward-looking statements and progressive within the meaning of applicable security laws and regulations. Actual results may vary from those expressed or implied, depending upon economic conditions, Government Policies and other incidental factors.

year, the Company plans to integrate HR, Quality, Plant Maintenance and Customer Care into the current ERP module. This is necessary since the Company's operations are now spread over several geographic locations and implementation of SAP will bring the Company's systems in line with the best international practices.

TECHNOLOGY

Though its operations have spanned about nine decades, the Company has been continuously upgrading and modernising its systems and facilities using state-of-the-art technologies. The Company has recently replaced certain old hydro units with more efficient units which have yielded improved water rates and additional hydro generation. The initiatives of the Company in adopting technologies have helped to sustain and improve its operations and provide reliable power supply at competitive prices.

HUMAN RESOURCE MANAGEMENT

Over the years, the Company has built up a pool of excellent human resources with a variety of skill sets appropriate to its business requirements. Industrial Relations have been cordial and employee morale is high.

The Company has always emphasised continuous training and up-gradation of technical and management skills. In order to enhance the level of learning and of service to the Company's customers as well as to enhance overall organisational performance, the Company has been following the Tata Business Excellence Model (TBEM) since 1995, the year of its inception. This model, based on the Malcolm Baldrige National Quality Award of the United States, provides a framework for the assessment of the processes and practices of Tata Group Companies. Tata Quality Management Services (TQMS), a Division of Tata Sons Ltd., conducts the assessment of companies in the Group on the basis of this model.

The initiatives of Tata Power in adopting technologies have helped to sustain and improve its operations and provide reliable power supply at competitive prices.

500 MW Unit Simulator



High power graphic station



With the privatisation of transmission, an opportunity which the Company has been the first to address through its participation in the Bhutan-Delhi transmission line project, a number of prospects are expected to emerge, particularly keeping in view that inter-regional grids are weak.

In the telecom sector, the Company has concentrated first on the Mumbai region where it has the advantage of its existing fibre optic network. The other links in the communications business are being pursued through Tata Teleservices Ltd. and VSNL. The emerging regulation in telecom continues to be a factor to cope with but in the long run the communications business in India is seen as a major growth and value creating opportunity.

INTERNAL CONTROLS & SYSTEMS

The Internal Audit Department conducts audits of various departments based on an annual audit plan. In line with the international trend, the planning and conduct of internal audits are oriented towards the review of controls in the management of risks and opportunities in the Company's activities. The Internal Audit Department reports significant audit observations to the Audit Committee, which comprises three non-executive Directors – Dr. H. S. Vachha, Chairman, Mr. Syamal Gupta and Mr. R. Thothadri, Members. The Committee met seven times during the year to review the audit observations and followed up on the implementation of corrective actions. The Committee also met the Company's statutory auditors to ascertain their views on the adequacy of internal control systems in the Company. The Committee submits reports of its observations to the Board of Directors.

Tata Power has already implemented the first phase of the Enterprise Resource Planning Module – SAP – in the Finance, Purchase and Project areas.

ENTERPRISE RESOURCE PLANNING MODULE – SAP

The Company has already implemented the first phase of the Enterprise Resource Planning Module – SAP – in the Finance, Purchase and Project areas. In the coming

The Company has successfully launched its 'Carrier's Carrier' business in the Mumbai - Pune region. The Company participated in the TATA group's acquisition of incumbent international carrier VSNL. This gives the Company a presence in international / national long distance services and the ISP business. To complete its participation in the entire "Telecom Value Chain", the Company will continue with its investment in Tata Teleservices Ltd. (TTL). TTL currently operates a fixed and limited mobility network (CDMA WiLL) in Andhra Pradesh and will be rolling out in Delhi, Tamil Nadu, Karnataka, Gujarat and Maharashtra shortly. Its foot print will cover the high growth areas in India.

The Company strives to bring the long-term benefits of participation in an Integrated Telecom Value Chain to its shareholders through its investments in its associates, VSNL and TTL. The Company is also evaluating future options for its Mumbai MAN network.

RISK MANAGEMENT

In the power business, a key risk is on account of emerging new regulation in the sector where some of the proposed modifications are not yet clear, whether put up in the shape of the Electricity Bill 2001 or other changes in statutes. However, the Company has been adequately represented in all fora dealing with this issue. The high fluctuation in fuel price constitutes another risk factor and the Company is constantly optimising the fuel mix to partly mitigate the problem. The wheeling of power inter-state could provide future opportunities as the Company has some surplus power both in its eastern and western generating plants.

On the distribution side, although heavy losses have hitherto stopped private investment from entering this area, some selected urban areas could provide opportunities for breaking into this vital sector. A start will soon be made by the Company in one zone in Delhi.



Microwave Network antenna

Tata Power is closely tracking developments in the various state privatisation programmes and will enter those projects that meet its investment criteria and long term growth objectives.

Bhivpuri Hydel plant





Facility at Bhira

Privatisation of Power Transmission and Distribution

The privatisation of both power transmission and power distribution presents new avenues for the Company for operational expansion on a national scale. While the privatisation of power distribution presents an opportunity, it needs to be treaded cautiously as the States which are privatising their distribution circles are largely those which have high losses, non-paying customers and distribution systems that are in poor condition. The Company is closely tracking developments in the various state privatisation programmes and will enter those projects that meet its investment criteria and long term growth objectives.

OTHER BUSINESSES

Electronics Division

The total revenue of this Division for the year under review was Rs. 26 crores as against Rs.17 crores in the previous year. This Division manufactured electronic guidance systems, display processors / consoles and other related equipment for the country's defense sector as well as for locomotive manufacturers and other customers like Voltas.

The Division is dealing with electronic equipment both for the defense sector as also for the services sector like manufacturing of meters for electrical energy consumption. There are prospects of increasing opportunities for meeting the needs of both the sectors.

Broadband and Communications Business

The decade long deregulation & privatisation of the telecommunications sector in India has made it a fast growing infrastructure business. However, the regulatory framework for this industry is still evolving.

in the Company's various initiatives has strengthened its position as a national player in the domestic power sector. The Company is focussed on continuous improvement and modernisation of its facilities and cost reduction in its operations to become a low cost producer in the long term.

Opportunities and Threats

Mumbai Power Business

In the Company's license area of Mumbai, power demand is expected to grow at a natural rate of about 3% per annum. With the Company expanding its network and with the other generator's plant fully utilised, further growth in demand should accrue to the Company. Also, the purchase of power by MSEB to support its system represents a further opportunity for increased sales. The licensee model continues to provide the Company with a stable revenue stream.

Power Sector Reforms

"The Electricity Bill 2001" presents both opportunities for growth as well as challenges for existing players. While open access would imply more competition, this would take some time to materialise. International experience indicates that in the case of open access, existing utility players continue to be important players as this sector requires considerable investment in infrastructure. Such reforms, moreover, entail various detailed negotiations and agreements pertaining to issues such as wheeling charges and access through transmission systems. The Maharashtra Government, which is adopting its own reform bill, is expected to cover these aspects and ensure continuance of reliable power supply to an important city like Mumbai. The Company believes that by careful evaluation and investment in emerging opportunities, it would be well positioned to reap the benefits of a more open domestic power sector.



Power transmitted from Trombay

Tata Power believes that by careful evaluation and investment in emerging opportunities, it would be well positioned to reap the benefits of a more open domestic power sector.

Wadi Plant





Belgaum plant

In the Mumbai license area, the sales increased by almost 6% to 9142 MUs. As the Company has a fair amount of reserve generating capacity most of the load growth in Mumbai results in annual increase in the Company's sales, both through its direct consumers as also the sales via the distribution licensees – BEST and BSES. The Company's emphasis on refurbishing its plants, particularly the old hydro units, has paid rich dividends in obtaining better efficiency and reliable performance in meeting not only the city's increasing demands but also supplying to MSEB almost 476 MUs during the current year. Concerted efforts at optimising the fuel mix have also helped to contain the rise in fuel costs which are sharply affected due to the volatility of the international prices of petroleum products.

Almost three years ago, the Company had felt the need to derisk its Mumbai licensee business by setting up additional generating units in the CPP / IPP segments at Jojobera, Wadi and Belgaum. These projects have been implemented to schedule and the units have gone into commercial operation bringing in additional revenues to the Company and to some extent reducing the over-dependence on a Mumbai-centric business. The CPPs and IPPs now contribute to 18% of generation and efforts to secure similar opportunities in other parts of the country continue.

The Company has also made a successful foray into the domestic power transmission sector. The Company has signed a joint venture agreement with Power Grid Corporation of India for the 400 kV Tala Transmission project. This is India's first inter-state transmission project in the private sector. Completing the circle of power operations, the Company is participating in the privatisation of power distribution. The Company has tendered its bid for the Delhi Vidyut Board's privatisation programme and has been found suitable for one of the zones and actions are in hand to conclude the same.

The Company has also made an entry into renewable energy generation with the commissioning of a 17 MW Wind Power project near Ahmednagar. The overall progress

Company has been impressing that reforms should be aimed at strengthening successful entities in the sector while rejuvenating ailing utilities and SEBs.

Power sector reforms are also becoming increasingly important at the state government level, given the sector's criticality in developing infrastructure to attract future commerce and investment. This is evident from the fact that several State Governments have signed MoUs with the GOI. Earlier, seven State Governments had drafted their Reforms Act. The Maharashtra Government has also drafted its new Electricity Reforms Bill. The Bill is under study by various concerned bodies and it is incorporating some of the recommendations of the "Energy Review Committee Report" chaired by Mr. Madhav Godbole.

On the transmission and distribution side, much remains to be done. During the year, there were numerous instances of grid collapse in the country. This points to a pressing need to create a better system of assignment of responsibility and authority for effective management of the grids and power quality both in the normal course and in emergencies. There are clear lessons to be learnt from Orissa's experience with privatisation, and this has paved the way for nationwide distribution reforms. The Delhi distribution model has in fact incorporated several learnings from the Orissa experience.

To sum up, during the year the Indian power sector witnessed the beginnings of some changes which could significantly impact its future. While opportunities may emerge as a result, these will have to be carefully evaluated in the long term interests of the Company and its stakeholders.

Overview of Operations

There was a significant improvement in the Company's operational performance with a 17% increase in total generation to 11,782 MUs which is the highest in its history.



Mumbai skyline at night

GENERATION (MUs)
FY 2002



CPP/IPP 18%
Licence Area 82%

GENERATION (MUs)
FY 2001



CPP 8%
Licence Area 92%

Management Discussion & Analysis



Reliable and Quality Power

BUSINESS REVIEW

POWER BUSINESS

Indian Power Scenario

There has been a tangible shift in the direction of power sector reforms in the country. While the focus of the power sector reforms in 1991 was on attracting private and foreign investment to augment generation capacity, the emphasis has now correctly shifted to tariff rationalisation and distribution reforms. Unbundling of the sector, reduction in T&D losses, restructuring of State Electricity Boards (SEBs), and reduction in subsidies and cross subsidies, are the themes that are now receiving increasing attention from the government.

With privatisation on the anvil and a huge demand-supply gap in India, the power sector presents prospects for growth in the long-term. However, players in the sector would need to observe with care the developments during the present reform phase. Power sector reforms are a high priority with the Government of India (GOI) and a draft 'Electricity Bill 2001' has been introduced by the GOI in Parliament which has subsequently been referred to the Standing Committee of the Members of Parliament. The bill is an important step forward in the domestic power reforms, but raises some issues which need closer consideration. While the bill advocates open access, it does not rule out restrictions on inter-regional power trade/transfer. Additionally, certain concerns have been expressed in the areas of regulatory coordination, conflicts between the state and regulators, T&D losses and the political fallout of attempted tariff rationalisation. The GOI and the State Governments would need to address these issues and make the bill a dynamic legislation for power sector growth and sustainability.

Tata Power has been advocating the success of the licensee model in Mumbai as a benchmark that ought to be utilised in the process of power sector reforms.

The Company has been advocating the success of the licensee model in Mumbai as a benchmark that ought to be utilised in the process of power sector reforms. The

Annexure II to the Directors' Report

Statement pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
1	BALIGA C (MRS)	58	SR. GENERAL MANAGER (PROJECTS)	15,48,920	9,76,570	B.E.(ELEC.), M.I.E.	36	01/07/66	PETBOW LTD. U.K. (TRAINEE DESIGN ENGINEER)
2	CHANDRASHEKAR K	48	GENERAL MANAGER (PROJECTS)	12,81,419	7,81,864	B.TECH.(ELEC.), M.TECH.(ELEC.)	25	02/05/97	GRASIM (I) LTD. (GENERAL MANAGER)
3	CHARAN AMULYA*	53	VICE PRESIDENT (FINANCE)	10,62,536	5,98,325	B.E.(MECH), PG DBA	31	15/10/01	INFORMATION TECHNOLOGY PARK LTD. (FINANCE DIRECTOR)
4	CHAUDHRY RAHUL *	41	CHIEF EXECUTIVE OFFICER (BROADBAND)	12,39,231	6,71,012	B.E.(ELN), M .TECH. (MANAGEMENT SYSTEM)	22	23/08/01	BT WIRELESS (PROGRAMME DIRECTOR)
5	DESHPANDE S D	56	SR. GENERAL MANAGER (THERMAL)	12,60,397	7,42,453	B.E.(MECH), M. TECH. (HEAT POWER ENGG.)	32	14/05/99	NATIONAL THERMAL POWER CORPORATION LTD. (ADDL. GENERAL MANAGER)
6	ENGINEER A J	64	MANAGING DIRECTOR	68,10,726	41,52,406	B.E.(CIVIL), C.ENGG., FIE, AIIA	44	11/10/84	INDIAN EXPLOSIVES LTD. (CONSTRUCTION MANAGER)
7	GUPTA N K	58	GENERAL MANAGER (C&C)	12,49,092	7,20,610	B.Sc. (ENGG.)(ELEC.), FIE(INDIA), CE	36	19/10/66	-
8	KANGA R K	42	SR. GENERAL MANAGER (FINANCE)	14,04,560	8,87,518	B.COM. (HONS.), ACA	19	02/05/97	SAURASHTRA CEMENT LTD. (GEN. MANAGER - CORP. FINANCE)
9	KHANOLKAR S M	57	GENERAL MANAGER (CIVIL)	12,78,770	8,11,231	B.E.(CIVIL)(HONS.), MIGS, P.G. CIVIL ENGR., FIE	35	01/06/74	TATA CONSULTING ENGINEERS (ASST. CIVIL ENGINEER)
10	MATHUR V C	57	GENERAL MANAGER (TRD)	12,39,440	7,60,129	B.Sc. (ENGG.)(ELEC.), P.G. ELEC. ENGG.	31	01/10/70	-
11	SABBERWAL B P (DR)*	60	SR. GENERAL MANAGER (EASTERN REGION)	3,94,476	2,64,655	B.Sc.(ENGG.)(MECH.), M.Sc.(TECH.), Ph.D.(MANCHESTER)	35	01/04/97	THE TATA IRON & STEEL CO. LTD. (ASST. GEN. MANAGER)
12	SAHNI A M	64	EXECUTIVE DIRECTOR	45,99,211	29,93,998	B.E.(ELEC.), C.ENGG.(INDIA), FIE	43	20/11/61	ASSOCIATED ELEC. INDUSTRIES UK (GRADUATE TRAINEE)
13	SHROFF B J	50	COMPANY SECRETARY	13,22,164	8,00,074	B.COM., FCS	31	05/10/98	THE BOMBAY BURMAH TRADING CORPORATION LTD. (COMPANY SECRETARY)
14	VANDREVALA F A *	51	DY. MANAGING DIRECTOR	9,81,323	5,05,038	B.TECH (HONS), PG DBM	30	01/11/01	THE TATA IRON & STEEL CO. LTD. (DY. MANAGING DIRECTOR - NEW & ALLIED BUSINESSES)

* Employed for part of the year.

Notes: (1) Gross remuneration comprises salary, allowances, monetary value of perquisites, commission to Directors and the Company's contribution to Provident and Superannuation Funds, but excludes provision for retiring gratuity for which separate figures are not available.

(2) Net remuneration is after tax and is exclusive of Company's contributions to Provident and Superannuation Funds and monetary value of non-cash perquisites.

(3) The nature of employment in all cases is contractual.

(4) None of the employees mentioned above is a relative of any Director of the Company.

On behalf of the Board of Directors

RATAN N. TATA
Chairman

Mumbai, 30th May, 2002.

Annexure I to the Directors' Report

FORM B

Form for disclosure of particulars with respect to technology absorption

Research & Development (R&D)

1.	Specific area in which R&D carried out by the Company	:	Mission-critical real-time rugged systems and software solutions for defence and industry
2.	Benefits derived as a result of the above R&D	:	Core competencies and capabilities in the areas of real-time systems, rugged hardware and fault-tolerant software solutions
3.	Future Plan of Action	:	Improve the development methodology to effect reduction in design cycle time and improvement of processes
4.	Expenditure on R&D	:	(Rs. in crores)
	a) Capital	:	0.22
	b) Recurring	:	0.61
	c) Total	:	0.83

Technology Absorption, Adaptation and Innovation

1.	Efforts, in brief, made towards technology absorption, adaptation and innovation	:	Increased use of commercial-off-the-shelf (*COTS*) modules and incorporation of advanced engineering techniques to achieve performance in the desired operating environment.
2.	Benefits derived as a result of the above efforts	:	Decrease in time-to-deliver with cost-effective solutions for time-bound programmes achieving our role as systems integrator for providing state-of-the-art solutions.
3.	*In case of imported technology (imported during the last five years reckoned from the beginning of the financial year) following information may be furnished*		
	a) Technology imported	:	None
	b) Year of import	:	NA
	c) Has technology been fully absorbed	:	NA
	d) If not fully absorbed, areas where this has not taken place, reasons therefor and future plans of action	:	NA

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors based on the representations received from the Operating Management, confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors,

R. N. TATA

Mumbai, 30th May, 2002. *Chairman.*

Tata Power has now moved from being Mumbai-centric to more of a national player.

Company. The Company has now moved from being Mumbai-centric to more of a national player. The Directors place on record their recognition and appreciation of Mr. Engineer's leadership.

Mr. A. M. Sahni will also be retiring as an Executive Director this October on having reached the age of 65. Mr. Sahni meritoriously served the Company for more than 40 years in various capacities including his last appointment by the Board as Executive Director. The Directors place on record their appreciation of the valuable contribution made by Mr. Sahni during his long tenure with the Company.

The Directors would also like to express their appreciation to the Management team and the entire work force for their co-operation and commitment.

AUDITORS

Members will be requested, as usual, to appoint Auditors and to authorise the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No.10 of the Notice and its related Explanatory Statement.

Members will also be requested to pass a resolution (vide Item No.11 of the Notice) authorising the Board of Directors to appoint Auditors / Branch Auditors / Accountants for the purpose of auditing the accounts maintained at the Branch Offices of the Company in India and abroad.

CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Corporate Governance Report and Auditors' Certificate, are included in the Annual Report.

DIRECTORS

Mr. F. A. Vandrevala was appointed an Additional Director by the Board with effect from 1st November 2001 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956. Mr. Vandrevala holds office only upto the date of the forthcoming Annual General Meeting and a notice under Section 257 of the Companies Act, 1956 has been received from a member signifying her intention to propose Mr. Vandrevala's appointment as a Director. Mr. Vandrevala was also appointed as a Whole-time Director, designated as Deputy Managing Director of the Company, with effect from 1st November 2001 for a period of 5 years. His appointment and the remuneration payable to him require the approval of the Members at the ensuing Annual General Meeting.

Mr. R. B. Budhiraja has been nominated by the Government of Maharashtra (with effect from 24th January 2002) in place of Mr. V. M. Lal as a Director of the Company. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr. V. M. Lal.

In accordance with the requirements of the Companies Act 1956 and the Articles of Association of the Company, Mr. R. N. Tata and Mr. R. Gopalakrishnan retire by rotation and are eligible for reappointment.

APPRECIATION

Mr. A. J. Engineer will be retiring as Managing Director this August on having reached the age of 65. The Directors would like to pay a special tribute to Mr. Engineer who has served the Company for the past 18 years. He has been Whole-time Director from September 1995 and finally the Company's Managing Director with effect from August 2000. His term of office has been marked by a period of accelerated growth for the Company as also substantial improvement in the profitability of the

Flamingoes flocking near Trombay





Bhulabhai Desai garden

One lakh fish seed of the carp variety were released in 12 village ponds by Tata Power as part of its Pisciculture activities.



Competition in progress

Pisciculture

One lakh fish seed of the carp variety were released in 12 village ponds. Fish breeding activities continued at Lonavla and interactions were maintained with different States for conservation and rehabilitation programmes.

The Company organised a national workshop on the Mighty Mahseer (Biodiversity and Genetic Conservation) on August 24 and 25, 2001, at Walwhan. Several senior level administrators and scientists from the Ministry of Fisheries, Central Government, Indian Council for Agriculture Research (ICAR), State Directorates, Agriculture Universities and Fisheries Colleges attended the workshop. The workshop was well received.

DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees

Information in accordance with the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, regarding employees is given in Annexure II to the Directors' Report.

SUBSIDIARIES

Statement pursuant to Section 212 of the Companies Act, 1956, in respect of the three subsidiaries of the Company, viz. Tata Petrodyne Limited, Chemical Terminal Trombay Limited and Af-Taab Investment Company Limited, is separately given in this Report.

COMMUNITY DEVELOPMENT

Education (Teachers Training) & Environment Fairs

The Company organised eight Environment Education Workshops for teachers at Lonavla, Maval, Mulshi and Bhira. Over 300 teachers benefited from this initiative. Environment Fairs at Lonavla and Mulshi and a national workshop on "Experiences in Environment Education" at Lonavla were organised by the Company. These fora were attended by a large number of students and teachers along with dignitaries from various local, state and national bodies.

The Company constructed one-room schools at Majgaon, Peth Shahapur and Valne. The Senapati Bapat High School at Male, Mulshi was also expanded by constructing additional rooms. The two schools at Bhira and Bhivpuri, which are running with a grant from the Company, continue to function efficiently.

Teachers training workshops





Sluice at Walwhan

Medical Facilities

The Company organised three medical check-up camps for the villagers in Mulshi area with the help of a team of doctors from the Rotary Club of Khandala in March 2002. About 300 villagers were examined and treated at these camps. Cataract operations and Intra-Ocular Lens implantation (funded by the Company jointly with the Rotary Club) were also carried out.

Water for Villages

The Company continued to assist in drinking water schemes for villages neighbouring the hydro generation areas. Water tankers were also used for supplying drinking water to drought affected regions in the Company's catchment areas of Maval and Mulshi.

Working at a height - Safety ensured





Training Centre at Trombay

production is scheduled in FY 2003. More details of the performance and prospects of Tata Petrodyne Ltd. are given in the relevant section of this report.

HUMAN RESOURCES DEVELOPMENT

The Company organised in-house training programmes, which were conducted by both internal and external faculty on various technical, managerial and behavioural aspects. Employees were also nominated for training to external organisations in India and abroad. In aggregate, during the year the Company conducted for the employees 450 training programmes (218 in the previous year) accounting for 8970 mandays (6855 mandays in the previous year). The Company also provided assistance in training personnel from Oman Refinery.

HR processes are being aligned to business processes with the help of the Tata Business Excellence Model. Short term and long term manpower plans have been drawn up to align HR plans with overall business plans. The Company is implementing SAP-HR to effectively deploy various HR initiatives. The management and workforce continued to maintain a harmonious and healthy relationship. Through various employee development and training programmes, significant efforts were made to instill an orientation towards providing a high quality of service to the Company's consumers, reduce outage time and achieve higher levels of operational efficiency.

SAFETY

Consistent with the Company's policy of giving high priority to safety practices, the Company undertook several initiatives to improve safety standards in its operations. These included organizing safety training programmes, carrying out safety audits by both internal and external experts and testing the on-site emergency plan drill.

ISPs and cable operators). Over 600 km of fibre optic ring network using Dense Wave Division Multiplexing (DWDM) technology has been created in the Mumbai-Pune region. This is the second such technologically advanced network in Asia after Tokyo.

In addition to the metro networks, the Company had originally planned to build a national fibre optic backbone, as a Carrier's Carrier. However, in view of the prevailing licensing norms and competitive scenario, this business model was suitably modified. The Company therefore examined the proposal to be a national long distance service provider, building on its earlier business model of being a Carrier's Carrier. Subsequently, however, the VSNL opportunity arose and the Company decided to be a strategic investor in this acquisition. The Company has invested Rs. 500 crores in a Special Purpose Vehicle (SPV) as equity / advance against equity for its investment in VSNL. VSNL has a NLDO license on a preferred basis with no entry fee and no revenue sharing for five years. VSNL will consequently be able to provide international and domestic long distance services, ISP and value added data services.

The Company believes that customer ownership is critical to success in the telecom sector; vertically integrated players offering a full range of telecom services would be able to create long term value. With this in mind, the Company has also made strategic investments in Tata Teleservices Ltd. (TTL), which will be providing fixed line and limited mobility services in Andhra Pradesh, Maharashtra, Tamil Nadu, Gujarat, Karnataka and Delhi.

Energy Business

Tata Petrodyne Ltd., the 100% subsidiary of the Company acquired in the previous year, which is engaged in the Exploration and Production (E&P) business of oil and gas, made a profit after tax of Rs. 12.46 crores in its second year of operation. There has been an additional discovery of oil below the gas reserves in the Lakshmi field in the Gulf of Cambay. Development of the gas discovery is already underway and gas



Fibre Optics

Environment

The Company has made arrangements with local refineries to supply fuel oil having lower sulphur content (less than 0.45%). The increased supply of very low sulphur fuel oil (0.2% sulphur) by the refineries has resulted in higher generation while adhering to the prescribed environmental norms.

The Company successfully explored the use of very low sulphur (0.1%), low ash (1%) imported coal, which resulted in enhancing power generation while complying with environmental norms.

As a part of its afforestation programme, the Company planted over 6 lakh saplings in the lake catchment areas of its hydro generation facilities.

OTHER BUSINESS

Electronics Division

The Electronics Division at Bangalore continued to manufacture rugged professional grade electronic equipment designed by the R&D Division in Mumbai. In addition, the Division completed development of electronic energy meters as well as smart card based pre-paid energy meters for single phase and three phase applications. Pilot production of 1000 Nos. single phase electronic energy meters has been successfully completed.

Broadband & Communications Business

In line with its objectives of entering complementary value-creating segments, which include the infrastructure part of telecom businesses, the Company successfully lit the Mumbai fibre optic network. The Mumbai network carries traffic from its customers who are the major telecom service providers and carriers (Fixed, Mobile, NLD / ILD,



Flue Gas De-Sulphurisation Plant

Build, Own, Operate & Transfer basis for a duration of 30 years. The Company, along with its affiliates, will hold a majority stake in the equity capital of the joint venture company.

Distribution Business

The Company is pursuing opportunities in retail distribution outside its license area by actively participating in the privatisation process. In this regard, the Delhi Government has selected the Company's bid as most suitable for the North North-West zone and actions are in hand to conclude the agreements for the same.

The North North-West zone has approximately 7.4 lakh consumers with a total annual requirement of about 5000 MUs and includes a 36% industrial load. Since distribution privatisation is all important in the Government's plans for power reforms, the Company's initiative in taking this one zone in Delhi is a significant step.

Other Opportunities

The Company continues to pursue and evaluate further opportunities in generation, transmission and distribution, both in India and neighbouring countries.

ENERGY CONSERVATION & ENVIRONMENT PROTECTION

Energy Conservation Measures

At Trombay Unit No. 4, the installation of a vapour absorption type air conditioning system, which utilises waste heat from the power station, resulted in auxiliary power savings of 1.65 MUs during the year. A similar system of higher capacity is now proposed at Trombay Unit Nos. 5 and 6, which is expected to save 3.18 MUs per year.



Switchyard at Dharavi

Tata Power has executed a joint venture agreement with Power Grid Corporation of India Ltd., for the 1200 km long 400 kV transmission line from Bhutan to Delhi.

Tata Power acquired the Power Systems Division of Tata International Ltd., which has international expertise in the supply and execution of high voltage transmission lines and sub-station projects.



Transmission Lines

The Company sold 476 MUs to the Maharashtra State Electricity Board (MSEB) during the year as against 74 MUs in the previous year.

NEW BUSINESS INITIATIVES

The Company has progressively expanded its operations from the licensee power business in Mumbai to other areas as mentioned hereunder :

Transmission EPC Business Unit, Kolkata

The Company acquired the Power Systems Division of Tata International Ltd., which is engaged in transmission EPC business.This business unit has international expertise in the supply and execution of high voltage transmission lines and sub-station projects. The annual turnover of the business unit was approximately Rs. 30 crores of which Rs. 7 crores accrued to the Company as the takeover became effective in September 2001. Some of the key orders being implemented by this Division are :

a) Supply and installation of 132 kV Transmission Lines and Sub-station for Kali Gandaki "A" Hydro Electricity Project of the Nepal Electricity Authority in Nepal.

b) Supply of Transmission Lines and Sub-station Equipment to the Myanmar Electric Power Enterprise, Myanmar.

400 kV Tala Transmission Project

The transmission sector is being privatised by inviting private parties to work in joint ventures with the State-owned Power Grid Corporation of India Ltd. (PGCIL). The very first privatisation is the1200 km long 400 kV transmission line from Bhutan to Delhi being built at an estimated cost of about Rs. 1200 crores. The Company has been successful in this venture, being selected as a joint venture partner by PGCIL. The Company has executed a joint venture agreement with PGCIL on a

Belgaum

The Company had entered into the Independent Power Producer (IPP) segment adopting a conservative approach with a 81.3 MW plant at Belgaum, which generated 541 MUs during the year to the Karnataka Power Transmission Corporation Limited (KPTCL). The plant operated with an overall availability of 88.7% during the year. To enhance reliability of power supply and insulate its operations from grid disturbances, an islanding operation for Belgaum city was successfully introduced which functioned well on a number of occasions when the grid supply failed. This effort of the Company has been appreciated by the consumers and State authorities.

Wind Power

In the sector of renewable energy, the Company commissioned a 17 MW wind power project (consisting of 17 units of 1 MW each) at Supa near Ahmednagar, Maharashtra during the year. Following its commissioning in the last quarter of the financial year, the project generated 3.75 million units of green energy during the year at a plant load factor (PLF) of 13%, which is as per plan.

MARKETING TO CONSUMERS IN MUMBAI

Total sales in the Mumbai license area increased by about 6% to 9142 MUs as against 8569 MUs in the previous year. The Company expanded its network to the rapidly developing Dahisar-Mira Road belt and augmented its customer base by acquiring an additional connected load of 87 MVA.

The Company also introduced several initiatives to enhance customer service. These include a 24x7 call centre for Mumbai consumers, a network of bill collection centres and a Customer Guide Book, all of which have been well appreciated. A Technical Interactive Session was held for HT and LT consumers, to build relations with them and obtain first hand customer feedback.

Gateway of India, Mumbai





Marketing initiatives - Mumbai power is Tata Power

Belgaum plant





Control room at Belgaum plant

To enhance reliability of power supply and insulate its operations from grid disturbances, an islanding operation for Belgaum city was successfully introduced by Tata Power.

Khopoli was successfully commissioned in February 2002 on schedule. Also, the commissioning of the Kundli water augmentation scheme resulted in additional generation of 46 MUs during the years.

CPP & IPP Power Business

The Company commissioned additional units at its plants at Jojobera and Wadi, a new Wind Power project in Maharashtra and completed the first full year of operation of its plant at Belgaum. The operational highlights of these units are mentioned hereunder :

Jojobera

With the commissioning of the second 120 MW Unit during the year, the 307.5 MW Jojobera Thermal Power Station more than doubled its generation to 1226 MUs as against 543 MUs in the previous year. The thermal units operated with an overall plant availability factor of 92% during the year as compared to 83% in the previous year. Efforts are in hand to market the spare power available to Damodar Valley Corporation and Jharkhand State Electricity Board.

Wadi

The existing 37.5 MW Power Plant at Wadi continued to supply power to Associated Cement Companies Ltd. (ACC), as per requirements. The plant generated 233 MUs during the year as compared to 238 MUs in the previous year. The plant operated at an overall plant availability factor of 87% during the year as compared to 86% in the previous year. The generating capacity has been further expanded to 50 MW by commissioning an additional boiler in January 2002 and to 75 MW by commissioning another 25 MW Unit in May 2002.

mainly on account of fuel purchases of Rs. 584.99 crores, as also repayment of foreign currency loans with interest thereon and NRI dividends of Rs. 236.52 crores and purchase of capital equipment, components & spares and other miscellaneous expenses of Rs. 92.71 crores.

POWER BUSINESS

Operational Highlights

The Company generated a total of 11,782 Million Units (MUs) of power from all its power plants during the year, which is a 17% increase over 10,031 MUs in the previous year.

Mumbai Power Business

The total power generated in the Mumbai license area during the year was higher by 6% at 9779 MUs as compared to 9250 MUs in the previous year. This increase is a result of increased demand in the license area, which has mostly accrued to the Company and supply to MSEB as and when required.

Trombay Thermal Power Station generated 8475 MUs during the year as compared to 8100 MUs in the previous year – an increase of 5%. The thermal units operated with an overall on-line plant availability factor of 91.7% as compared to 90.5% in the previous year. Efforts to optimise the fuel mix have enabled the Company to contain fuel costs.

The three hydro power plants at Bhira, Bhivpuri and Khopoli collectively generated 1304 MUs during the year, up by 13% as compared to 1150 MUs in the previous year.

The ongoing initiatives of the Company in replacing old units with higher efficiency units resulted in improved water rate giving about 15% higher generation from the same quantity of water. During the year, a second new 24 MW replacement unit at

Turbines at Bhira





Penstocks at Bhira

Wadi plant





Control Room at Wadi

The notes to the accounts referred to in the Auditors' Report are self-explanatory and, therefore, do not call for any further comment. The consolidated statements of the Company and its subsidiaries have been prepared in compliance with Accounting Standard 21 issued by the Council of the Institute of Chartered Accountants of India.

DIVIDEND

The Board had declared an interim dividend on Equity Shares @ 50% (Rs. 5.00 per share) for the year ended 31st March 2002. The interim dividend will be paid as follows:

On 19,81,28,172 Equity Shares (including 2,30,308 Equity Shares not allotted but held in abeyance) at Rs. 5.00 per share, subject to tax (2000-2001: final dividend on 19,81,28,172 Equity Shares at Rs. 5.00 per share).

Taking into account the Company's own requirements for funds for future growth and keeping in view the interim dividend, the Directors decided not to recommend any final dividend.

In the Finance Bill for the fiscal year 2002-03, the Finance Minister has amended Section 10(33) of the Income-tax Act, by withdrawing exemption from tax on dividend in the hands of the recipient, with effect from 1st April 2002. The Schedule to the Finance Act, 2002 also provides for deduction of tax at source @ 10% (excluding surcharge) of the gross dividend amount exceeding Rs. 1000, effective 1st June 2002 in the case of all individual shareholders.

FOREIGN EXCHANGE EARNINGS / OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 97.99 crores on account of sale of investments and profit on buy back of Euro notes. The foreign exchange outflows during the year were Rs. 914.22 crores,

Electricity Regulatory Commission (MERC) issued an Order directing the other licensee to pay Rs. 119.06 crores for 1999-2000. The Company had claimed Rs. 181.5 crores on the basis of the earlier Government Order. MERC also directed that the calculations for 2000-2001 should be done on lines similar to their Order. The Company and the other licensee have both filed separate Appeals in the Hon'ble Bombay High Court against the MERC Order. Both the appeals have been admitted and pending the final decision, the Hon'ble Bombay High Court has stayed the operation of the MERC Order and the Company has been directed to pay only 50% of the standby charges and the other licensee has been directed to deposit Rs. 8.50 crores per month (Rs. 102 crores per annum) with MERC.

Jojobera Plant





Wind Power

An investment in a 17 MW Wind Power project enables the Company to avail 100% tax depreciation; 50% of which has been availed during the year and the balance 50% would be availed in the next year. Being a licensee, the Company would be permitted to avail, as a sales tax benefit, an amount equivalent to the qualifying investment in the project, by adjustment against the tax on sale of electricity within six years commencing FY 2003.

The Company's debt paper continues to be highly rated by both domestic and international credit rating agencies. The Company continues to maintain the highest rating of AAA and LAAA awarded by CRISIL and ICRA respectively for its borrowings. The Company has also been rated BB by Standard & Poor's and BA2 by Moody's; these ratings are constrained by India's sovereign rating.

The total deposits and loans from the public and shareholders outstanding as on 31st March 2002 amounted to Rs. 186.24 crores. Nine hundred and ninety three deposits amounting to Rs. 81.09 lakhs, which had matured, had neither been claimed nor renewed by the depositors as on 31st March 2002. Out of these, One hundred and twenty six deposits amounting to Rs. 12.45 lakhs have since been renewed or repaid.

Tata Power continues to maintain the highest rating of AAA and LAAA awarded by CRISIL and ICRA respectively for its borrowings.

Profit After Tax increased by 30% to Rs. 508.23 crores as compared to Rs. 389.59 crores in the previous year.

FINANCIAL HIGHLIGHTS

During the year the Company posted the highest profits and revenues in its history. Revenues from operations increased by 12% to Rs. 3802.79 crores from Rs. 3405.08 crores in the previous year. Operating Profit increased by 24% to Rs. 895.79 crores from Rs. 719.90 crores in the previous year. Profit After Tax increased by 30% to Rs. 508.23 crores as compared to Rs. 389.59 crores in the previous year. Earnings per Share for the year increased by 30% to Rs. 25.68. The Company has a net worth of Rs. 2819 crores, which translates to a book value of Rs. 142.46 per share.

The commissioning of the additional units at the Company's Captive Power Plants (CPPs) at Jojobera and Wadi as well as the full year's operation of the plant at Belgaum, as an Independent Power Producer (IPP), have contributed to the increases in revenue and profits. The Company had felt it prudent to augment the Mumbai licensed generation business by setting up these captive units for creditworthy industrial consumers. The CPPs mitigate the risk of realising payments, which are prevalent in the IPP sector.

Some significant items relating to the financial results are reported hereunder:

With a view to divesting from unrelated businesses, the Company divested its holding in Tata Liebert Limited to Emerson Electric (Mauritius) Limited, an affiliate of Liebert Corporation, USA. The divestment was for a total consideration of Rs. 76.5 crores which resulted in the Company booking a profit of Rs. 69 crores. As part of its treasury management operations to generate enhanced returns on invested capital, the Company also divested its investment in the units of Unit Trust of India 1964 Scheme and made a one-time profit of Rs. 19.5 crores.



Trombay Plant

The Company continues to pursue the issue of equitable sharing of standby charges. As against Rs. 42.5 crores claimed as payable by the other licensee, the Maharashtra

TATA

Directors' Report

TO THE MEMBERS,

The Directors are pleased to present their Eighty-third annual report on the business and operations of the Company and the statement of accounts for the year ended 31st March, 2002.

FINANCIAL RESULTS

		FY 2002 (Rupees in crores)	*FY 2001 (Rupees in crores)*
(a)	Net Sales / Income from Operations	3802.79	*3405.08*
(b)	Total Expenditure	2907.00	*2685.18*
(c)	**Operating Profit**	**895.79**	***719.90***
(d)	Add: Other Income	264.92	*237.33*
(e)	Profit before Interest, Depreciation, Extraordinary items and tax	1160.71	*957.23*
(f)	Less: Interest	298.59	*230.91*
(g)	Profit before Depreciation, Extraordinary items and tax	862.12	*726.32*
(h)	Less: Depreciation	281.65	*204.55*
(i)	Profit before Extraordinary items and tax	580.47	*521.77*
(j)	Add: Extraordinary items	91.37	*8.25*
(k)	**Profit before tax**	**671.84**	***530.02***
(l)	Less: Provision for taxes (including provision for deferred tax)	163.61	*140.43*
(m)	**Net Profit after tax**	**508.23**	***389.59***
(n)	Less: Statutory appropriations	126.85	*26.31*
(o)	**Distributable Profit**	**381.38**	***363.28***
(p)	Less: Transfer to Debenture Redemption Reserve	57.50	*Nil*
(q)	Add: Balance brought forward from the previous year	823.05	*708.83*
(r)	Balance which the Directors have appropriated as under to :	1146.93	*1072.11*
	(i) Interim Dividend	99.06	*Nil*
	(ii) Proposed Dividend	Nil	*99.06*
	(iii) General Reserve	150.00	*150.00*
	TOTAL	249.06	*249.06*
	Leaving a balance of to be carried forward	897.87	*823.05*


PROFIT BEFORE TAX
800
700
600
500
400
300
200
100
0
98
99
00
01
02


PROFIT AFTER TAX
600
500
400
300
200
100
0
98
99
00
01
02

Contents

Annual General Meeting on Tuesday, 6th August, 2002 at Birla Matushri Sabhagar at 3.00 p.m.
As a measure of economy, copies of the Annual Report will not be distributed at the Annual General Meeting.
Shareholders are requested to kindly bring their copies to the meeting.

Visit us at : www.tatapower.com



From l to r front row - Dr. A. Bashir, Mr. B. J. Shroff, Mr. S. D. Deshpande, Mrs. C. Baliga, Mr. F. A. Vandrevala, Mr. A. J. Engineer, Mr. A. M. Sahni, Mr. M. Gurunath

From l to r back row - Mr. A. Charan, Mr. V. N. Prabhu, Mr. Rahul Chaudhry, Mr. S. M. Khanolkar, Mr. V. C. Mathur, Mr. R. Hamza, Mr. R. K. Kanga, Mr. R. S. Aiyyar

Not in the picture - Mr. N. K. Gupta, Mrs. I. Narsimhan, Mr. V.D. Apte, Mr. K. Chandrashekhar, Mr. S. Gnyana Sundar

SECRETARY - Mr. B.J. Shroff

REGISTERED OFFICE : Bombay House, 24, Homi Mody Street, Mumbai 400 001

SHARE REGISTRARS : TATA SHARE REGISTRY LIMITED Army & Navy Building, 148, M.G. Road, Mumbai 400 001

SOLICITORS : Mulla & Mulla and Craigie, Blunt & Caroe

AUDITORS : A.F. Ferguson and Company, Chartered Accountants
S.B. Billimoria and Company, Chartered Accountants

BANKERS
State Bank of India
Citibank N.A.
Standard Chartered Grindlays Bank Ltd.
ICICI Bank Ltd.

Board of Directors

(As on 30th May, 2002)



Mr. R. N. Tata
(Chairman)



Mr. Syamal Gupta



Mr. R. Gopalakrishnan



Mr. R. Thothadri



Mr. C.P. Mistry



Dr. H.S. Vachha



Mr. R.B. Budhiraja



Mr. A.J. Engineer
(Managing Director)



Mr. F.A. Vandrevala
(Deputy Managing Director)



Mr. A.M. Sahni
(Executive Director)

powering responsibility

As a responsible corporate citizen, Tata Power executed its duties to enhance and enrich the environment as well as society by

- Organising eight Environment Education Workshops for Teachers benefiting over 300 teachers.
- Organising three medical check-up camps benefiting over 300 villagers.
- Promoting drinking water schemes for neighbouring villages in the hydro areas.
- Releasing one lakh fish seeds in village ponds. Fish breeding activities continued at Lonavla and interactions were maintained with different states for conservation and rehabilitation programmes.
- Organising a national workshop on the Mighty Mahseer (Biodiversity and Genetic conservation).





AFFORESTATION AT LONAVLA



Mumbai - Thermal, Hydro 1797 MW
Mumbai License Area - Railways, Ports, BMC, BEST, BSES.
The Tata Iron and Steel Company Limited
The Associated Cement Companies Limited
Karnataka Power Transmission Corporation Limited
MSEB
Tata Power
a 2278 MW Company
Transmission Business
Delhi - Bhutan
400 kV Tala Transmission Line Project
Distribution Business
Making a foray
Broadband Communication
Mumbai-Pune 600 KM Fibre Lit up
Energy Business - Tata Petrodyne
Oil & Gas
Gulf of Cambay - Gujarat
Cauvery Basin - Tamilnadu

powering India


THERMAL POWER
HYDRO POWER
WIND POWER
TRANSMISSION BUSINESS
DISTRIBUTION BUSINESS
BROADBAND COMMUNICATION
OIL & GAS
Delhi
Bhutan
Jojobera
Cambay
Trombay
Mumbai
Khopoli
Bhivpuri
Bhira
Ahmednagar
Pune
Wadi
Belgaum
Cauvery Basin

☐ TATA POWER'S LICENSE AREA IN MUMBAI


VASAI CREEK
ULHAS RIVER
KOLSHET REC
NATIONAL PARK
MANORI CREEK
BORIVALI TATA
TULSI LAKE
MALAD REC
MALAD CREEK
VIHAR LAKE
SALSETTI REC
VERSOVA REC
SAHAR
SANTACRUZ
POWAI LAKE
BANDRA KURLA REC
ARABIAN SEA
TROMBAY THERMAL POWER PLANT
CHURCHGATE
BACKBAY
GATEWAY OF INDIA
SHEVA
MSEB URAN

Graphical representations not to scale

powering reach

- Tata Power has an enviable track record of providing power supply to Mumbai - the commercial metropolis having a demand of 2000 MW.
- It has extended its operations in the CPP and IPP sectors to Jojobera in Jharkhand; Wadi and Belgaum in Karnataka.
- Tata Power has entered into a joint venture with Power Grid Corporation of India Limited for the Bhutan-Delhi 400 kV transmission line.
- Tata Power is making a foray in retail distribution in other major cities of India.
- The Company has completed erection, testing, commissioning and trial operations of power projects in UAE, Malaysia, Saudi Arabia, Kuwait and Algeria.
- It has also undertaken power plant management and plant operations training projects in Saudi Arabia, Liberia, Iran, Sierra Leone and Algeria.



MARINE DRIVE, MUMBAI AT NIGHT



220 kV Transmission Lines in **Four-Circuit Towers**

220 kV Cable Transmission Network

Flue Gas De-sulphurisation Plant using sea water

First to introduce **SCADA and Fibre Optic Ground Wire Communication**

First **Pumped Storage Unit** in the country of 150 MW capacity



powering initiative

Apart from being pioneers in Power production in the private sector, Tata Power has many firsts to its credit:

- First **150 MW thermal unit** in the country
- First **500 MW thermal unit** in the country
- First to Commission **Gas Insulated Switchgear** 220 kV and 110 kV
- **Touch screen-based** Distributed Digital Control and Energy Management Systems
- **Computerised** Grid Control and Energy Management Systems



- at a glance


EPS
Rs.
CAGR 16.5%
30
25
20
15
10
5
0
92 93 94 95 96 97 98 99 00 01 02


NETWORTH
Rs. crores
CAGR 35.3%
3000
2500
2000
1500
1000
500
0
92 93 94 95 96 97 98 99 00 01 02

Financials


REVENUE
Rs. crores
CAGR 13.9%
5000
4000
3000
2000
1000
0
92
93
94
95
96
97
98
99
00
01
02


DISTRIBUTABLE PROFIT
Rs. crores
CAGR 33.0%
500
400
300
200
100
0
92
93
94
95
96
97
98
99
00
01
02



powering performance

- Total Sales registered a 19% increase to 11,107 MUs.

- Revenue from operations increased by 12% to Rs. 3802.79 crores.

- The highest ever Profits :
  - PBT of Rs. 671.84 crores an increase of 27%
  - PAT at Rs. 508.23 crores increased by 30%

- 10 year Compounded Annual Growth Rate :
  - 29% for PBT
  - 25% for PAT

- EPS for the year rose to Rs. 25.68 as compared to last year's Rs. 19.69 registering an increase of 30%.



220 KV TRANSMISSION LINES IN FOUR-CIRCUIT TOWERS

powering *strategy*

- Tata Power has a presence in all aspects of Power - Thermal, Hydro, Solar, Wind, Transmission & Distribution.

- From its niche Power generation and distribution business in Mumbai, Tata Power is making a confident move towards a national presence in the power sector as well as communication and energy businesses.

- Tata Power is extending its transmission and distribution operations nationally.

- Tata Power is implementing continuous modernisation and cost reduction strategies to emerge as a low cost power producer.



110 KW SOLAR PANELS ACROSS WALWHAN RESERVOIR AT LONAVLA



Tata Code of Conduct

Tata Code of Conduct is an integral part of our **work culture.**

Honest and fair business relation with all our customers, suppliers, employees, investors and lenders is our focus.

Principles and values are the two main pillars on which our code of conduct rests.

Profit, growth and excellence coupled with acceptable ethical standards are invaluable to us. Profit without ethics is just a figure. It is lifeless. It never sparkles.

Our reputation is an invaluable treasure. It should always be protected and enhanced. Ours is a company of repute. Changing business and competitive environment should not disturb us.

Tata Code of Conduct is essential for management of **business ethics.** It will contribute to good corporate governance and business excellence of our companies.



Our Vision

To be a Leading National Player in the Private Power Sector with a Reputation for Performance, Customer Care and Sustained Growth.

▢

To Diversify into Related Infrastructure Businesses like broadband communication, energy and fuel.

▢

To establish a visible presence in the overseas power business in the Afro-Asian Region.

▢

To be a dynamic growth oriented Organisation where individuals and work-groups are highly motivated to take up challenges and aim towards excellence in their pursuits.

▢

To achieve these objectives in a time frame of five years.



1350 MW TROMBAY THERMAL POWER PLANT



powering life

Tata Power is **surging ahead, lighting up lives** through its activities for the past nine decades. The challenge of **fulfilling the ever-growing needs of power** have been met by Tata Power through **efficient generation, transmission, distribution and constant upgradation of technology**.

Tata Electric as a group of three companies, **pioneered the generation of electricity** in India. Today, Tata Power as a merged entity, is the **country's largest private sector power utility** with ambitious **growth strategies.** Metamorphosing its Mumbai-centric profile, Tata Power is evolving into a national player in the power sector with additional interests in **energy and broadband communication.**



TATA POWER


A little candle can drive away darkness,
A little firefly can show you light,
A little effort is all that is needed,
To make the path of our nation bright...
83rd Annual Report
2001-2002

Consolidated Financial Statements

Auditors' Report

TO THE BOARD OF DIRECTORS OF

THE TATA POWER COMPANY LIMITED

ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY LIMITED

(I) We have examined the attached Consolidated Balance Sheet of The Tata Power Company Limited and its subsidiaries as at 31st March, 2002, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended.

(II) These financial statements are the responsibility of The Tata Power Company Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards required that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all materials respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

(III) We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs. 351.18 crores as at 31st March, 2002 and total revenues of Rs.56.46 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

(IV) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21 (AS-21), 'Consolidated Financial Statements', issued by The Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of The Tata Power Company Limited and its subsidiaries included in the consolidated financial statements.

(V) In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements:

1. As The Tata Power Company Limited is governed by the Electricity (Supply) Act, 1948, the provisions of the said Act have prevailed wherever they have been inconsistent with the provisions of the Companies Act, 1956.

2. For the purposes of computations of "Capital Base" and "Clear Profit" under the Sixth Schedule to the Electricity (Supply) Act, 1948,

   (*a*) As stated in Note 3 of the Notes forming part of these financial statements the Company had in a previous year appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which the approval of the State Government has not yet been received. Out of this appropriation in advance, a sum of Rs.5.83 crores had been adjusted against the amount to be appropriated during the year 2000-2001 and the balance of Rs.5.94 crores has been appropriated during the year.

   (*b*) Special appropriation to Deferred Taxation Liability Fund of Rs.106.63 crores has been made for the current year, as referred to in Note 20(a) of the Notes forming part of the financial statements for which approval of the State Government has not yet been obtained. For the reasons and to the extent stated in the note, the manner of accounting for deferred tax liability in respect of the licence business differs from the provisions of Accounting Standard 22 (AS-22) issued by The Institute of Chartered Accountants of India.

3. "Reasonable Return" has been computed in terms of the Sixth Schedule to the Electricity (Supply) Act, 1948 in the manner indicated in Note 4 of the Notes forming part of the financial statements.

4. In the event of approval of the State Government not being obtained for the matters referred to in sub-paragraph 2(a) and 2(b) above or any adjustment becoming necessary for the matter referred to in sub-paragraph 3 above, the computations of "Capital Base" and "Clear Profit" will have to be revised for the year and the earlier years as necessary. In the event of such revision and the consequential recomputation of "Reasonable Return", the appropriation to Consumers Benefit Account and Statutory Reserves for the relevant years may need revision. It is not possible to quantify this revision until the matter referred to above is resolved.

5. As stated in Note 2(a) of the Notes forming part of the financial statements, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as licensee have not been capitalised as required by Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India, but have been charged to the Profit and Loss Account consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

6. As stated in Note 2(b) of the Notes forming part of the financial statements, exchange differences arising on repayment / realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as licensee, have not been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India, but are being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948.

(VI) In so far as it relates to the results of operations and the financial position of Tata Petrodyne Limited included in these consolidated financial statements:

1. The accounts for the current year include assets and liabilities and income and expenditure in respect of the Company's share in its various unincorporated joint ventures. These financial statements have been made on the basis of audited statements provided by the Operator of Project PY-3. In the case of Project CB-OS-1 and CB-OS-2 these financial statements have been made as stated in Note 15(b).

2. We draw your attention to Note 20(c) of the Notes forming part of the financial statements, relating to deferred tax balance of Tata Petrodyne Limited, which has been accounted for in the manner and to the extent and for the reasons mentioned therein.

(VII) On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of The Tata Power Company Limited and its aforesaid subsidiaries, we are of the opinion that subject to the matters stated in para V and VI above

(a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of The Tata Power Company Limited and its subsidiaries as at 31st March, 2002,

(b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of The Tata Power Company Limited and its subsidiaries for the year then ended and

(c) the Consolidated Cash Flow Statements gives a true and fair view of the Consolidated Cash Flow of The Tata Power Company Limited and its subsidiaries for the year then ended

in conformity with the generally accepted accounting principles in India.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

Consolidated Balance Sheet as at 31st March, 2002

		Schedule No.	Schedule Page	Rupees Crores	Rupees Crores
FUNDS EMPLOYED :					
1.	SHAREHOLDERS' FUNDS				
	Share Capital	"A"	102		197.87
	Reserves and Surplus	"B"	103		3,493.82
2.	MINORITY INTEREST				9.57
3.	SPECIAL APPROPRIATION TOWARDS PROJECT COST				492.33
4.	CAPITAL CONTRIBUTIONS FROM CONSUMERS				41.81
5.	SECURED LOANS	"C"	104		1,516.30
6.	UNSECURED LOANS	"D"	104		1,290.45
7.	DEFERRED TAX LIABILITY (NET) [*See Note 20*]				
	Deferred Tax Liability			199.90	
	Deferred Tax Assets			(69.33)	
					130.57
8.	TOTAL FUNDS EMPLOYED				**7,172.72**
APPLICATION OF FUNDS :					
9.	FIXED ASSETS	"E"	104		
	Gross Block			5,205.40	
	Less : Depreciation/Amortisation to date			1,836.47	
					3,368.93
	Capital Work-in-Progress (including advances against capital expenditure)				460.43
	Increase in foreign currency liabilities (net) for purchase of capital assets (net of amount written off to date)				200.87
					4,030.23
10.	INVESTMENTS	"F"	105		1,887.30
11.	CURRENT ASSETS, LOANS AND ADVANCES	"G"	106		
	Current Assets ... Rs. 1,439.43 Crores				
	Loans and Advances ... " 1,151.78 Crores				
				2,591.21	
	Less :				
12.	CURRENT LIABILITIES AND PROVISIONS	"H"	107		
	Current Liabilities ... Rs. 1,098.17 Crores				
	Provisions ... " 280.23 Crores				
				1,378.40	
13.	NET CURRENT ASSETS				1,212.81
14.	MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	107		42.38
15.	TOTAL APPLICATION OF FUNDS				**7,172.72**

Notes – Pages 111 to 120.

As per our report attached.

For and on behalf of the Board,

For S. B. BILLIMORIA & CO.
Chartered Accountants,

For A. F. FERGUSON & CO.
Chartered Accountants,

R. N. TATA
Chairman.

Y. H. MALEGAM
Partner.

R. A. BANGA
Partner.

B. J. SHROFF
Secretary.

A. J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

Mumbai, 30th May, 2002.

TATA

Consolidated Profit and Loss Account for the year ended 31st March, 2002

	Schedule No.	Schedule Page	Rupees Crores	Rupees Crores
INCOME :				
1. REVENUE FROM POWER SUPPLY				3,755.76
2. INCOME FROM OPERATIONS	1	108		108.91
3. OTHER INCOME	1	108		344.61
4. NET ADJUSTMENTS IN RESPECT OF PREVIOUS YEARS				2.94
5. TOTAL INCOME				4,212.22
EXPENDITURE :				
6. COST OF POWER PURCHASED				399.03
7. COST OF FUEL				1,768.44
8. GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	2	109		601.89
9. TAX ON SALE OF ELECTRICITY				117.17
10. DEPRECIATION/AMORTISATION				316.44
11. AMOUNT WRITTEN OFF IN RESPECT OF NET INCREASE IN FOREIGN CURRENCY LIABILITIES FOR PURCHASE OF CAPITAL ASSETS				53.27
12. INTEREST	3	110		302.39
13. TOTAL EXPENDITURE				3,558.63
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS				**653.59**
14. PROVISION FOR TAXATION				
a. CURRENT TAX			78.45	
b. DEFERRED TAX			88.27	
				166.72
15. EXCESS PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS				(1.95)
16. PROVISION FOR WEALTH TAX				0.36
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS				**488.46**
17. STATUTORY APPROPRIATIONS	4.	110		126.85
PROFIT AFTER TAXES AND STATUTORY APPROPRIATIONS				**361.61**
18. MINORITY INTEREST				1.04
PROFIT AFTER TAXES, STATUTORY APPROPRIATIONS AND MINORITY INTEREST				**360.57**
APPROPRIATIONS :				
19. INTERIM DIVIDEND			99.06	
20. TRANSFER TO DEBENTURE REDEMPTION RESERVE			57.50	
21. TRANSFER TO GENERAL RESERVE			150.37	
				306.93
22. BALANCE CARRIED TO BALANCE SHEET				53.64
23. BASIC AND DILUTED EARNINGS PER SHARE (In Rs.) (Face Value Rs.10/-) (on Profit After Taxes, Statutory Appropriations and Minority Interest on shares outstanding)				18.22

Notes – Pages 111 to 120

As per our report attached to the Balance Sheet.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

Y. H. MALEGAM
Partner.

For A. F. FERGUSON & CO.
Chartered Accountants,

R. A. BANGA
Partner.

Mumbai, 30th May, 2002.

For and on behalf of the Board,

R. N. TATA
Chairman.

B. J. SHROFF
Secretary.

A. J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores
AUTHORISED CAPITAL –			
3,00,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each....	300.00	
22,90,00,000	Equity Shares of Rs. 10 each............	229.00	
			529.00
ISSUED CAPITAL –			
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of The Tata Power Company Limited held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]............		203.54
SUBSCRIBED CAPITAL –			
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of The Tata Power Company Limited held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay)............	197.90	
	Less - Calls in arrears (including Rs. 0.01 crore in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited)............	0.05	
		197.85	
1,65,230	*Add* – Equity Shares forfeited - Amount paid............	0.06	
			197.91
40,058	*Less* – Equity Shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary............		0.04
			197.87

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

Rupees Crores

	Opening Balance	Additions	Deductions	Closing Balance
STATUTORY RESERVES : [Under the Electricity (Supply) Act,1948]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	11.75	—	—	11.75
CONTINGENCIES RESERVE NO. 1	113.89	8.77	—	122.66
CONTINGENCIES RESERVE NO. 2	13.38	—	—	13.38
DEVELOPMENT RESERVE- (created prior to 1st April, 1976)	5.29	—	—	5.29
DEFERRED TAXATION LIABILITY FUND	290.00	106.63	—	396.63
INVESTMENT ALLOWANCE RESERVE (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
OTHER RESERVES :				
CAPITAL RESERVE	0.67	—	—	0.67
CAPITAL RESERVE ON CONSOLIDATION	4.32	—	—	4.32
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
SHARE PREMIUM	1,072.91	—	—	1,072.91
Less : Adjustment of Global Depository Shares Issue Expenses *(Schedule "I")*	6.88	—	0.51	6.37
	1,066.03	—	(0.51)	1,066.54
DEBENTURE REDEMPTION RESERVE	—	57.50	—	57.50
SPECIAL RESERVE FUND	1.72	—	—	1.72
GENERAL RESERVE	642.03	150.37	42.35	750.05
PROFIT AND LOSS ACCOUNT	778.32	53.64	—	831.96
Total Reserves and Surplus	**3,158.75**	**376.91**	**41.84**	**3,493.82**

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "C": SECURED LOANS

		Rupees Crores
(a)	Secured, Redeemable, Non-Convertible Privately Placed Debentures	957.04
(b)	Loans from International Bank for Reconstruction and Development (IBRD) and International Finance Corporation (IFCW)**	462.90
(c)	Loan from a Company**	86.60
(d)	Loans from a Bank **	9.76
		1,516.30

** In foreign currency

SCHEDULE "D": UNSECURED LOANS

		Rupees Crores
(a)	Fixed Deposits	183.75
(b)	Loans from Shareholders	2.50
(c)	Loans from Japanese Leasing Companies**	18.33
(d)	Supplier's Credit**	15.93
(e)	Euro Notes**	1,049.95
(f)	Loans from Companies	19.99
		1,290.45

** repayable in foreign currencies

SCHEDULE "E": FIXED ASSETS

Rupees Crores

	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK
	As at 1-4-2001 (at cost)	Additions	Deductions	As at 31-3-2002 (at cost)	As at 1-4-2001	For the year	Deductions	As at 31-3-2002	As at 31-3-2002
1. PURCHASE GOODWILL	—	7.60	—	7.60	—	1.52	—	1.52	6.08
2. GOODWILL ON CONSOLIDATION	113.05	—	—	113.05	4.53	22.61	—	27.14	85.91
3. LAND (including land development)	12.08	2.85	—	14.93	—	—	—	—	14.93
4. LEASEHOLD LAND	4.48	—	—	4.48	0.05	0.05	—	0.10	4.38
5. PRODUCING PROPERTIES [CY-OS-90/1 (PY-3)]	64.05	25.18	—	89.23	54.27	11.28	—	65.55	23.68
6. HYDRAULIC WORKS	267.63	9.69	0.01	277.31	28.62	8.37	*	36.99	240.32
7. BUILDINGS	337.83	53.65	0.06	391.42	63.28	15.25	0.03	78.50	312.92
8. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	17.72	0.80	*	18.52	3.68	0.53	*	4.21	14.31
9. PLANT AND MACHINERY	3,142.85	467.71	3.93	3,606.63	1,211.15	213.69	2.45	1,422.39	2,184.24
10. TRANSMISSION LINES, CABLE NETWORK, ETC.	575.02	34.40	0.02	609.40	134.75	30.02	*	164.77	444.63
11. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	19.82	2.95	0.28	22.49	12.82	1.24	0.22	13.84	8.65
12. TECHNICAL KNOW-HOW	0.93	—	—	0.93	0.60	0.07	—	0.67	0.26
13. MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	21.41	5.35	1.59	25.17	10.31	3.72	1.38	12.65	12.52
14. HELICOPTERS	24.18	—	—	24.18	—	8.08	—	8.08	16.10
15. SHARE IN JOINT VENTURE ASSETS	0.06	—	—	0.06	0.05	0.01	—	0.06	*
GRAND TOTAL	4,601.11	610.18	5.89	5,205.40	1,524.11	316.44	4.08	1,836.47	3,368.93

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "F" : INVESTMENTS

		Rupees Crores
1.	CONTINGENCIES RESERVE INVESTMENTS (Quoted)	127.27
2.	DEFERRED TAXATION LIABILITY FUND INVESTMENTS (Quoted)	290.00
3.	TRADE INVESTMENTS	
(*a*)	Ordinary Shares – (Quoted) fully paid up	14.85
(*b*)	Ordinary Shares – (Unquoted) fully paid up	382.28
(*c*)	Preference Shares – (Unquoted) fully paid up	7.77
4.	OTHER INVESTMENTS	
(*a*)	Ordinary Shares – (Quoted) fully paid up	42.38
(*b*)	Ordinary Shares – (Unquoted) fully paid up	355.82
(*c*)	Preference Shares – (Quoted) fully paid up	1.00
(*d*)	Preference Shares – (Unquoted) fully paid up	45.80
(*e*)	Debentures – (Quoted)	0.92
(*f*)	Debentures – (Unquoted)	*
(*g*)	Other Securities – (Quoted)	37.94
(*h*)	Other Securities – (Unquoted)	581.27
		1,887.30
	Notes-	
(1)	Aggregate of Quoted Investments -	
	Cost	514.36
	Market Value	256.46
(2)	Aggregate of Unquoted Investments -	
	Cost	1,372.94

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "G": CURRENT ASSETS, LOANS AND ADVANCES

		Rupees Crores	Rupees Crores
CURRENT ASSETS			
(a) Interest accrued on Investments		0.14	
(b) Inventories –			
Stores and Spare Parts at or below cost		259.59	
Crude Oil		8.30	
Stock of shares		9.98	
Loose Tools at or below cost		0.02	
Stores, Tools and Equipment in transit at cost		31.93	
Share in Joint Venture		0.26	
(c) Work-in-Progress (in respect of electronic products at lower of cost plus attributed profit and net realisable value)		34.42	
(d) Sundry Debtors –			
(i) Debts outstanding for more than six months	Rs. 312.01 Crores		
(ii) Other Debts	" 506.66 Crores		
	Rs. 818.67 Crores		
Less - Provision for Doubtful Debts	" 51.90 Crores		
		766.77	
Notes –			
Sundry Debtors fully secured	Rs. 21.52 Crores		
Sundry Debtors unsecured and considered good	" 745.25 Crores		
Sundry Debtors considered doubtful	" 51.90 Crores		
	Rs. 818.67 Crores		
(e) Cash and Bank Balances –			
(i) Current Accounts with Scheduled Banks	Rs. 111.14 Crores		
(ii) Fixed Call Deposits with Scheduled Banks	" 216.66 Crores		
(iii) Cash and Cheques on Hand	" 0.22 Crore		
		328.02	
			1,439.43
LOANS AND ADVANCES – Considered good- unless otherwise stated – (Unsecured)			
(a) Advances with public bodies		2.86	
(b) Loans to and Deposits with Nelco Ltd.		1.65	
(c) Deposits with other Companies		396.10	
(d) Other Advances (including advances considered doubtful Rs. 3.38 crores)	Rs. 565.20 Crores		
Less – Provision for doubtful advances	" 3.38 Crores		
		561.82	
(e) Payment of Taxes		189.35	
			1,151.78
			2,591.21

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "H": CURRENT LIABILITIES AND PROVISIONS

	Rupees Crores	Rupees Crores
CURRENT LIABILITIES –		
(a) Consumers Benefit Account	11.25	
(b) Sundry Creditors	857.79	
(c) Advance and progress payments	22.17	
(d) Interest accrued but not due on Secured Loans	36.86	
(e) Interest accrued but not due on Unsecured Loans	14.36	
(f) Dividend Warrants issued but not encashed and unremitted dividends	3.36	
(g) Other Liabilities	47.30	
(h) Security Deposits from Consumers	29.75	
(i) Sundry Deposits	39.71	
(j) Share in Joint Ventures Payable	35.62	
		1,098.17
PROVISIONS –		
(a) Provision for Taxation	94.72	
(b) Provision for Wealth Tax	0.48	
(c) Provision for Gratuities	50.36	
(d) Provision for Pension Scheme	5.53	
(e) Provision for Leave Encashment	23.56	
(f) Provision for Interim Dividend	99.06	
(g) Proposed Dividend (Minority Interest)	0.38	
(h) Provision for retiring benefit to Ex ED	0.23	
(i) Provision for Contingency (Service Tax)	0.30	
(j) Provision for Site Restoration Cost	5.61	
		280.23
		1,378.40

SCHEDULE "I": MISCELLANEOUS EXPENDITURE (to the extent not written off)

Rupees Crores

	Expenditure Incurred	Amount Written off		
	Till 31-3-2002	Till 31-3-2001	During the year	Closing Balance
INTANGIBLE ASSETS –				
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*
OTHER EXPENDITURE –				
Expenses re: New Ordinary Shares	0.03	0.03	—	Nil
Expenses towards Rights Shares issued in 1993	3.66	1.39	0.17	2.10
Global Depository Shares (GDS) issue expenses	11.12	4.24	0.51	6.37
Discount on issue of Debentures	0.53	0.53	—	Nil
Discount on issue of Euro Notes	5.54	2.33	0.63	2.58
Merger expenses- Tata Hydro & Andhra Valley	61.93	12.38	12.39	37.16
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.11	0.11	0.32
Preliminary Expenses	0.01	0.01	—	Nil
Deferred Revenue Expenditure	1.63	1.12	0.29	0.22
Pre-incorporation Expenses	0.61	0.53	0.08	Nil
	85.86	22.93	14.18	48.75
Less – GDS issue expenses adjusted against Share Premium				6.37
				42.38

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "1": OTHER INCOME

		Rupees Crores	Rupees Crores
1.	INCOME FROM OPERATIONS -		
(a)	Rental of land, buildings, plant and equipment, etc.	0.73	
(b)	Income in respect of services rendered	7.43	
(c)	Sale of Electronic Products	21.89	
(d)	Sale of Products – Transmission EPC Business Unit	7.03	
(e)	Sale of Crude Oil	41.66	
(f)	Income from services rendered (Storage & Terminalling income)	9.34	
(g)	Sale of stock	5.43	
(h)	Sale of Participating Interest	0.73	
(i)	Licence fees and allied charges	0.91	
(j)	Brokerage	3.89	
(k)	Income from Investments (including profit on sale of investments Rs.0.01 crore)	1.27	
(l)	Income from shares treated as stock-in-trade	0.69	
(m)	Miscellaneous revenue and sundry credits	6.52	
(n)	Other interest income	0.45	
(o)	Leave and licence fees	0.94	
			108.91
2.	OTHER INCOME -		
(a)	Interest on Government and other securities, loans, advances, deposits etc.	49.66	
(b)	Income on units from Unit Trust of India	29.69	
(c)	Income from Trade Investments	1.62	
(d)	Income from Other Investments	7.80	
(e)	Profit on sale of Investments (net)	244.29	
(f)	Sundry receipts	2.80	
(g)	Surplus on buy-back of Euro Notes	8.75	
			344.61
			453.52

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Rupees Crores	Rupees Crores
1.	PAYMENTS TO AND PROVISIONS FOR EMPLOYEES –		
	(a) Salaries, Wages and Bonus	87.38	
	(b) Company's contribution to Provident Fund	6.91	
	(c) Retiring Gratuities	9.68	
	(d) Welfare Expenses	20.71	
	(e) Contribution to Superannuation Fund	8.61	
	(f) Leave Encashment Scheme	4.86	
	(g) Pension Scheme	1.03	
			139.18
2.	OPERATION EXPENSES –		
	(a) Stores, Oil, etc. consumed	10.39	
	(b) Production Cost Field Operating Expenses	16.51	
	(c) Rental of Land, Buildings, Plant and Equipment, etc.	10.13	
	(d) Repairs and Maintenance :		
	(i) To Buildings and Civil Works ... Rs. 51.27 Crores		
	(ii) To Machinery and Hydraulic Works ... " 71.60 Crores		
	(iii) To Furniture, Vehicles, etc. ... " 1.72 Crores		
		124.59	
	(e) Rates and Taxes	(10.60)	
	(f) Excise Duty	(1.09)	
	(g) Insurance	18.76	
	(h) Components consumed relating to manufacturing activities	5.82	
	(i) Other Operation Expenses	14.17	
			188.68
3.	WHEELING CHARGES PAYABLE		21.32
4.	ADMINISTRATION EXPENSES –		
	(a) Rent	0.88	
	(b) Rates and Taxes	1.10	
	(c) Insurance	2.54	
	(d) Other Administration Expenses	10.91	
	(e) Commission and Brokerage	3.17	
	(f) Guarantee Fees for Loans	14.08	
	(g) Directors' Fees	0.05	
	(h) Auditors' Fees	0.86	
	(i) Government Audit Fees	0.02	
	(j) Cost of Services Procured	21.69	
	(k) Miscellaneous Expenses	37.45	
	(l) Provision for diminution in value of Investments	85.78	
	(m) Provision for Doubtful Debts and Advances (Net)	6.55	
	(n) Bad Debts	9.56	
	(o) Provision for Contingency (Service Tax)	0.30	
			194.94
	Carried over		544.12

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE "2": GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES (*Contd.*)

			Rupees Crores	Rupees Crores
		Brought Forward		544.12
5.	(*a*)	DECREASE IN WORK-IN-PROGRESS		
		Opening Balance	44.27	
		Less – Closing Balance	34.42	
				9.85
	(*b*)	INCREASE IN CRUDE OIL STOCK		
		Opening Balance	8.14	
		Less – Closing Balance	8.30	
				(0.16)
	(*c*)	INCREASE IN STOCK OF SHARES		
		Opening Balance	3.19	
		Less – Closing Balance	9.98	
				(6.79)
6.		AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE (*Schedule "I"*)		14.18
7.		LOSS ON EXCHANGE (NET)		20.56
8.		LOSS ON SALE/RETIREMENT OF ASSETS (NET)		0.58
9.		PURCHASE OF PRODUCTS – TRANSMISSION EPC BUSINESS UNIT		5.70
10.		PURCHASE OF STOCK		13.97
11.		TRANSFER OF REVENUE EXPENSES TO CAPITAL		(0.12)
				601.89

SCHEDULE "3": INTEREST

		Rupees Crores
1.	INTEREST ON DEBENTURE LOANS	108.50
2.	INTEREST ON FIXED PERIOD LOANS FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT AND INTERNATIONAL FINANCE CORPORATION	29.26
3.	INTEREST ON FIXED PERIOD EURO NOTES	108.85
4.	OTHER INTEREST AND COMMITMENT CHARGES	76.15
		322.76
	Less – INTEREST CAPITALISED	20.37
		302.39

SCHEDULE "4": STATUTORY APPROPRIATIONS

		Rupees Crores
(*a*)	CONTINGENCIES RESERVE	8.77
(*b*)	SPECIAL APPROPRIATION TOWARDS PROJECT COST	11.45
(*c*)	DEFERRED TAXATION LIABILITY FUND	106.63
		126.85

Signatures to Notes and Schedules "A" to "I" and "1" to "4"
For and on behalf of the Board,

R.N. TATA
Chairman.

B.J. SHROFF
Secretary.

A.J. ENGINEER
Managing Director.

Mumbai, 30th May, 2002.

Notes forming part of the Consolidated Accounts

1. Major Accounting Policies :-

(a) Basis of Accounting :

(i) The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Parent Company, i.e. year ended 31st March, 2002.

(ii) The financial statements have been prepared under the historical cost convention and on the accrual basis of accounting. The accounts of the Parent Company and the subsidiaries have been prepared in accordance with the Accounting Standards issued by The Institute of Chartered Accountants of India, and generally accepted accounting principles.

(b) Principles of consolidation:

(i) The consolidated financial statements relate to The Tata Power Co. Ltd. ('the Company') and its majority owned Subsidiary Companies. The consolidated financial statements have been prepared on the following basis.

- The financial statements of the Company and its Subsidiary Companies have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.
- Investments in Associate Companies have been accounted as per Accounting Standard – 13 (AS-13) "Accounting for Investments" issued by The Institute of Chartered Accountants of India.
- The excess of cost to the Company of its investment in the Subsidiary over the Company's portion of equity of the Subsidiary is recognised in the financial statements as Goodwill, which is amortised over a period of five years.
- The excess of Company's portion of equity of the Subsidiary as at the date of its investment is treated as Capital Reserve.
- Minority interest in the net assets of consolidated subsidiaries consist of :
  (a) the amount of equity attributable to minorities at the date on which investment in a subsidiary is made; and
  (b) the minorities' share of movements in equity since the date the parent subsidiary relationship came into existence.

(ii) The subsidiary Companies considered in the consolidated financial statements are –

	% voting power held as at 31st March, 2002
Tata Petrodyne Ltd. (TPL)	100
Chemical Terminal Trombay Ltd. (CTTL)	72
Af-Taab Investment Co. Ltd. (AICL)	100

(c) Fixed Assets :

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs.

(ii) In respect of assets relating to the electricity business as Licensee:

(a) The net increase/decrease in the Company's liability for repayment of loans for suppliers' credit arrangement for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values and cost of rollover charges on forward contracts, has been recognised in the Profit and Loss Account over the period of repayment of liabilities on the basis of the realised losses or gains on repayment and the amount of increase/decrease remaining to be charged off on the basis of future repayment is shown as an asset in the Balance Sheet.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are charged to the Profit and Loss Account.

(iii) In respect of assets relating to the business of the Company other than the electricity business as Licensee and of assets relating to subsidiaries :

(a) The net increase/decrease in the Company's liability for repayment of loans for purchase of fixed assets, consequent upon realignments in rupee value in terms of foreign currency values is adjusted in the carrying amount of the respective fixed assets.

(b) Borrowing costs in respect of loans acquired for acquisition and construction of fixed assets are capitalised upto the date the assets are ready for use.

(*d*) Depreciation :

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the Electricity (Supply) Act, 1948 on the basis of Central Government Notification No.S.O.266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the other business of the Company, depreciation has been provided for on Written Down Value Method (WDV) basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of the assets of AICL which are depreciated on Straight Line Method (SLM) at the rates prescribed as per Schedule XIV to the Companies Act, 1956. The difference between the SLM and WDV basis is not significant.

(iv) In the case of CTTL, depreciation on leased fixed assets is provided on the straight line basis, writing off 100% of the cost of the assets over the primary life of the lease and is calculated on a pro rata basis with reference to the date from which the lease rentals commence. Depreciation on other fixed assets is provided on the written down value basis at the rates and in the manner prescribed by Schedule XIV of the Companies Act, 1956.

(v) Technical know-how is written off on a straight line basis over a period of six years.

(vi) Leasehold land is amortised over the period of the lease.

(vii) Goodwill is amortised over a period of five years.

(viii) In the case of TPL, Producing Properties are depleted on commencement of commercial production using 'Unit of Production Method'. Depletion rate is computed on the basis of the ratio that actual production for the year bears to the balance estimated Proved Developed Reserves at the beginning of the year.

(*e*) Investments :

(i) Long term investments are carried at cost less provision, if any, for permanent diminution in value of such investments. Current investments are carried at lower of cost and fair value.

(ii) In the case of AICL, purchase of securities of Tata Group Companies are considered as investments and expenses for dematerialisation of shares have been written off. Other investments are considered as Stock-in-trade.

(*f*) Inventories :

(i) Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value and in the case of electronic products includes attributed profits. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(ii) In the case of TPL, closing stock of crude oil is valued at Net Realisable Value based on the prices realised in the subsequent month and closing inventories of drilling stores and spares are valued at cost including freight.

(iii) In the case of AICL, investments considered as Stock-in-trade are valued at cost or market value whichever is lower.

(*g*) Taxes on Income :

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods *(See Note 20)*. Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(*h*) Research and Development Expenses :

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(*i*) Warranty Expenses :

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(*j*) Foreign Exchange Transactions :

Monetary assets and liabilities related to foreign currency transactions remaining unsettled at the end of the year are translated at the year-end rate and the difference in translation and realised gains and losses on foreign exchange transactions (other than for fixed assets) are recognised in the Profit and Loss Account. In respect of transactions covered by foreign exchange contracts, the difference between the contract rate and the spot rate on the date of the transaction is charged to the Profit and Loss Account over the period of the contract.

(*k*) Retirement Benefits :

Provisions for accruing liability for gratuity, pension and leave encashment on separation have been made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities in the Parent Company.

(*l*) Revenue Recognition :

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers and is inclusive of Fuel Adjustment Charges.

(ii) Delayed payment charges for power supply are recognised, on grounds of prudence, as and when recovered.

(iii) In respect of Transmission EPC business unit, sales are accounted for on the basis of completion of shipment/ delivery of goods.

(iv) In the case of TPL, Crude Oil is sold to a Refinery nominated under the Production Sharing Contract by the Government of India. Pending determination of crude price as per the provisions of the Production Sharing Contract the revenue is recognised based on the provisional price paid by the buyer. Difference, if any, between provisional and final price will be recognised in the year when such final price is agreed upon.

(*m*) Accounting for Petroleum Operations :

(i) Exploration Expenditure pertaining to a Block is carried forward as Capital Work-in-Progress to be capitalised on Commencement of Commercial Production. In case the Company surrenders the Block, the accumulated Exploration Expenditure pertaining to such Block will be written off in that year. In the event of assignment / farm out of Participating Interest, the proportionate accumulated exploration expenditure will be written off in the same year.

(ii) Development Expenditure in respect of a Block is carried forward as Capital Work-in-Progress and capitalised in the year of Commencement of Commercial Production as Producing Properties.

(iii) Production expenses are in the nature of period costs and expensed in the year when incurred.

(iv) Provision for Site Restoration and abandonment costs are also calculated on the "Unit of Production Method". This represents the Company's estimated liability for costs that may be incurred on removal and abandonment of facilities at the end of the producing life of the Field. No provision has been made for the year as adequate provision exists.

(*n*) Accounting for Contracts :

(i) Income on contracts for construction, technical services related to construction of assets, etc. is accounted for on "completed contract" basis and included in "Other Income". Expenditure incurred during the pendency of contracts is carried forward as work-in-progress.

(ii) Income on contracts related to manufacture of electronic products is accounted for on "percentage of completion" basis. Expenditure incurred during the pendency of such contracts plus attributed profits is carried forward as work-in-progress.

(*o*) Deferred Revenue Expenses :

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Share Premium.

(ii) Expenses incurred in connection with the issue of Euro Notes are adjusted against Share Premium.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(iv) In the case of TPL, payment of fees, costs and expenses towards arrangement of loans are amortised over the remaining period of loan i.e. till final maturity date and Pre-incorporation expenses are written off equally over a period of ten years.

(*p*) Expenditure on Amalgamation :

The expenditure incurred is amortised over a period of five years.

(*q*) Payments under Voluntary Retirement Schemes:

Liability for schemes is charged off to the Profit and Loss account in the year in which the liability is incurred.

(*r*) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenses".

2. (*a*) Accounting Standard 16 (AS-16) issued by The Institute of Chartered Accountants of India requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying fixed asset to be capitalised upto the date the assets are ready for use. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has charged borrowing costs in respect of assets relating to the electricity business of the Company as Licensee to the Profit and Loss Account. The effect on profit for the year and reserves as at the end of the year, if borrowing costs had been capitalised, has not been determined.

(*b*) Accounting Standard 11 (AS-11) issued by The Institute of Chartered Accountants of India requires exchange differences arising on repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, to be adjusted in the carrying amount of the respective fixed assets. However, in accordance with past practice and consistent with the treatment adopted for determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948, the Company has dealt with such differences in accordance with the accounting policy enunciated in Note 1(*c*)(ii) above. The effect on profit for the year and reserves as at the end of the year, if exchange differences had been adjusted in the carrying amount of fixed assets, has not been determined.

3. The Company together with the erstwhile Tata Hydro and Andhra Valley had in a previous year appropriated in advance through Special Appropriation towards Project Cost an amount of Rs.11.77 crores for which approval of the State Government is needed and for which application is being made. Out of this appropriation in advance, a sum of Rs. 5.83 crores had been adjusted (against the amount to be appropriated) during the year 2000-2001 and the balance of Rs. 5.94 crores has been adjusted during the year.

4. "Reasonable Return" for the purposes of the Sixth Schedule to the Electricity (Supply) Act, 1948 has been computed in accordance with legal advice obtained by the Company regarding the correct interpretation of the Government of India notification dated 5th May, 1999. Any adjustment necessary in this account will be made by adjusting an equivalent amount against the Special Appropriation towards Project Cost after obtaining the approval of the Government of Maharashtra.

5. (*a*) Contingencies Reserve No.1 represents the transfer to such reserves in terms of para IV of the Sixth Schedule to the Electricity (Supply) Act, 1948.

(*b*) Contingencies Reserve No.2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

6. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.

7. (*a*) The Company has in consideration of loan facilities and deferred payment guarantee facilities aggregating to Rs.1089.37 crores (amount outstanding as at 31st March, 2002 – Rs.954.33 crores) and Rs. 520.00 crores (amount outstanding as at 31st March, 2002 – Rs. 361.79 crores) respectively extended by the Financial Institutions and Banks to Haldia Petrochemicals Limited (HPL), given an undertaking to such Financial Institutions and Banks not to dispose of its investments in HPL without their prior consent so long as any part of the loan / guarantee limits sanctioned by them to HPL remains outstanding as also to meet shortfall, if any, which may arise in respect of project completion or working capital requirements. Through a separate *inter se* agreement among the promoters of HPL, the Company's liability in relation to the shortfall, if any, will be borne by the promoters in the ratio of their shareholding in HPL, the Company's share being 7.80%.

(*b*) The Company has investment of Rs. 300.00 crores in the equity shares of Tata Teleservices Ltd (TTSL) and an advance against equity share of Rs. 175.00 crores. The Company has also given deposits aggregating Rs. 205.50 crores to TTSL as at 31st March, 2002. Further the Company has furnished Guarantees aggregating Rs. 750.00 crores to ICICI Limited in lieu of Performance Guarantees issued by ICICI Limited on behalf of TTSL. The Company has issued a non-disposal undertaking on existing and future shareholding in TTSL in favour of financial institutions against its granting a short term loan of Rs.100.00 crores to TTSL. The obligation to meet the cost overrun and shortfall in cash flow and to contribute additional equity is being shared among the promoters, *inter se*, in proportion to their shareholding in TTSL, the Company's share being 49.83%.

(*c*) The Company has investment of Rs. 80.00 crores in the Equity Shares of Panatone Finvest Limited (PFL) and an advance against Equity Shares of Rs. 208.00 crores. Further the Company has furnished Guarantees aggregating Rs. 320.00 crores to Infrastructure Leasing and Financial Services Limited in lieu of the loans sanctioned by them to PFL (amount outstanding as at 31st March, 2002 restricted to the amount guaranteed Rs.320.00 crores).

(*d*) In view of the losses incurred by Tata Ceramics Limited (TCL), the Company has during the year written down the investments in Preference Shares of TCL by Rs. 46.22 crores. As at 31st March, 2002 the Company has investments of Rs. 30.80 crores (after write down) in the Preference Shares of TCL and an advance towards investment in Preference Shares of Rs.11.03 crores. The Company's equity investment in TCL had been fully written down in an earlier year.

8. Capital commitments not provided for are estimated at Rs.268.49 crores.

9. "Other Advances" include Rs.398.03 crores being application money/advances towards proposed investment in shares of companies as referred to note 7 above.

10. Under agreements for an aggregate value of U.S. Dollars 55 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and (a) Diamond Lease Company Limited and (b) Mitsui Leasing and Development Limited and other Companies, all of Japan, the Company has sold for cash and simultaneously repurchased on deferred payment basis part of the equipment acquired for the Trombay 2nd 500 MW (Unit 6) Project with a view to obtaining from the said parties loans for financing part of the cost of the Project. The deferred payment obligations [item (c) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India against:-

(*a*) a first charge created over the entire moveable/immoveable assets of the Company, both present and future, but subject to charges created/to be created in favour of bankers on the current assets. The above charges will rank on a *pari passu* basis with charges in favour of existing lenders for their loans for the 1st 500 MW Unit and 2nd 500 MW Unit and in favour of some of the debenture trustees and

(*b*) a counter guarantee furnished by the Company.

11. Under an agreement for an aggregate value of Japanese Yen 1440 million made between the Company, the erstwhile Tata Hydro and Andhra Valley and Kanematsu Corporation, Japan, the Company has obtained supplier's credit for part financing the import of equipment for 245 kV Gas Insulated Switchgear for Borivli Receiving Station. The deferred payment obligations [item (*d*) - Schedule "D"] under the above arrangements have been guaranteed by State Bank of India.

12. Contingent Liabilities :

(*a*) Claims against the Company not acknowledged as debts Rs.110.23 crores.

(*b*) Other employee matters – amount not ascertainable.

(*c*) Taxation matters for which liability is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

		Rs. Crores
	(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	37.35
	(ii) Other matters in respect of which the Company is in appeal	14.71
	(iii) Interest and penalty demanded	20.96
(*d*)	Bills discounted	6.00
(*e*)	Bonds furnished to Excise authorities	1.02

(*f*) In the case of TPL, the Company had enhanced its Participating Interest in its un-incorporated joint venture CB-OS-1 by 9% from 31.5% to 40.5% in the year 1997-98. The Company had agreed to pay premium on account of enhanced Participating Interest Share to Hardy Exploration & Production (India) Inc. amounting to US $ 538,601 equivalent to Rs.2.63 crores subject to RBI approval, which is still awaited.

(*g*) Counter indemnity of Rs.1.87 crores given by TPL to Barclays' Bank on account of bank guarantee issued by Barclay's Bank for project CB-OS-1 as per Article 29 of the Production Sharing Contract (PSC).

(*h*) In case of TPL, the Company is committed to execution of the Minimum work Programme (MWP) in the Phase-1 of Exploration under the PSC in Block CB-OS-1. Balance of activities under the MWP will be completed after 31st March, 2002 re: Block CB-OS-1, the Company's participating interest shares being 10% and the liability being 25% of 10% for drilling of two exploration wells, estimated approximately at Rs. 2.26 crores.

The first exploratory well out of balance of 3 exploratory Wells under (MWP) was drilled during the year ending 31st March, 2002.

(*i*) In the case of CTTL, the Company has "Line of Credit (LOC) Through" facility with Housing Development Finance Corporation Ltd. (HDFC) for an amount of Rs.0.30 crore under the company's Housing Loan Scheme for its employees. Total amount outstanding with HDFC under the scheme at the end of the year is Rs.0.27 crore the repayment of which is guaranteed by the Company.

Note : If any liability materialises in respect of items (*a*) to (*c*) above in respect of TPCL, the same would have to be considered for the purposes of the computations and appropriations under the Electricity (Supply) Act, 1948, to the extent it pertains to the electricity business.

13. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has taken credit for the amount recoverable in terms of the Order dated 22nd March, 2000 issued by the Government of Maharashtra. The matter was further heard before the Maharashtra Electricity Regulatory Commission (MERC) and MERC made an Order on 7th December, 2001. Both the Company and BSES have appealed to the High Court of Judicature at Bombay. The Court has stayed the operation of the Order pending the outcome of these appeals, no adjustment is made for the shortfall as per the MERC Order of Rs.62.44 crores for 1999-2000 or for the shortfalls (amount not ascertained) for the years 2000-2001 and 2001-2002.

14. (*a*) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Company has been advised that the price at which the gas is billed is to be treated as provisional. The Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Company.

(iii) In respect of gas purchased from ONGC and later from GAIL, claims aggregating to Rs.40.09 crores has been made on the Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st March, 2001 which claims have been contested by the Company.

(iv) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Company has not accepted claims for quantities billed which are in excess of the Company's meter readings. The amount of such claims not provided for aggregates to Rs. 3.74 crores.

(v) In respect of gas purchased from GAIL, claims (net of provisions made) aggregating Rs.0.79 crore have been made on the Company towards transmission charges for the years 1999-2000, 2000-2001 and 2001-2002, which claims have been contested by the Company.

(*b*) If any amount is payable by the Company in respect of the items referred to in (*a*) above, the same would be recoverable as part of fuel surcharge from the consumers. No provision has, therefore, been made in the accounts in respect of these items

15. In the case of TPL, Participating Interest in various Blocks during the year was as below:

(*a*)

Block	Participating Interest (%)
CY-OS/90-1(PY-3)	21
CB-OS/1	10
CB-OS/2 (Exploration)	15
CB-OS-2 (Development)	10

(*b*) The Company's share towards costs pertaining to the Exploration Operations for the year ending 31st March, 2002 for the unincorporated joint venture CB-OS/1 and CB-OS/2 have been accounted for on the basis of unaudited statements for the period ending 31st March, 2002. The financial statements may require to be restated upon the receipt of audited statement for the year ending 31st March, 2002 from the operators of the Block. However, the Company's share towards costs pertaining to the Exploration / Development / Production Operations for the year ending 31st March, 2002 for the unincorporated joint venture CY-OS-90/1(PY-3) has been accounted on the basis of audited statements for the period ending 31st March, 2002.

16. In case of TPL,

(*a*) The Company had executed a Deed of Assignment and Assumption dated 13.07.2001 with Hardy Exploration & Production (India) Inc. (HEPI), for assignment of its 25% PI in block CY-OS/2 under an MOU dated 28.02.2000. As per Article 3(i)(a) of this Deed, an amount of US$ 150,000 (Rs.0.73 crore) becomes payable by HEPI to the Company upon HEPI entering into an agreement with any third party for an assignment of its PI including sale, transfer and withdrawal. As HEPI has assigned a part of its PI in the block to Gas Authority of India Limited, the Company has accrued this amount as Income from earlier farm-out of CY-OS/2 block.

(b) the Company has shown an amount of Rs. 0.31 crore as recoverable from each of Enron Oil & Gas India Ltd. and Enron International Mauritius Ltd. The Company is in the process of taking legal advice as to the recoverability of the said amount. Non recovery, if any, of the said amount shall be provided for and adjusted against the exploration expenses under Capital Work-in-Progress after legal advice is obtained.

17. Rates and Taxes [item 2*(e)* – Schedule "2"] includes write back of provision made in the earlier years towards sewerage tax payable aggregating Rs. 35.63 crores, consequent to decision of the Supreme Court dated 23rd August, 2001.

18. Excise Duty [item 2*(f)* – Schedule "2"] includes write back of provision made in the earlier years towards Excise Duty payable on the manufacture of fly ash aggregates aggregating Rs. 1.89 crores, consequent to the decision of Commissioner of Central Excise in favour of the Company.

19. The Board of The Tata Power Company Limited at its meeting held on 16th May, 2002 has declared an Interim Dividend of Rs. 5.00 per share. Accordingly, a provision of Rs. 99.06 crores has been made towards Interim Dividend in the accounts for the year ended 31st March, 2002.

20. Consequent on the application of Accounting Standard 22 (AS-22) "Accounting for Taxes on Income" which became effective from 1st April, 2001:

(a) In respect of the licensed business, on the difference between the written down values of fixed assets (including foreign exchange fluctuation on approved borrowings) as per the Electricity (Supply) Act, 1948 and the Income Tax Act, 1961, there is a deferred tax liability of Rs.111.93 crores applicable to the period prior to 1st April, 2001 and Rs. 27.08 crores applicable to the year ended 31st March, 2002. In terms of an approval in principle from the Government of Maharashtra, a Special Appropriation (subject to the approval of the Government) of Rs.106.63 crores has been made to the Deferred Taxation Liability Fund and the balance of Rs.32.38 crores will be appropriated in future years.

(b) In respect of the non-licensed business and other adjustments relating to licensed business there is a deferred tax liability of Rs.45.28 crores applicable to the period prior to 1st April, 2001 which has been debited to the General Reserve and Rs.88.33 crores applicable to the year ended 31st March, 2002 which has been debited to the Profit and Loss Account.

(c) In the case of TPL, the Company has identified opening Deferred Tax Liability of Rs. 0.64 crore as on April 1, 2001. The Company has also identified its Deferred Tax Liability Balance for the year 2001-02 of Rs.4.87 crores. The Company is entitled for deduction under Section 42 and 80 IB (9) of the Income Tax Act, 1961. In view of the uncertainty attached to the adjustment for deferred tax liability, the Company has not recorded Deferred Tax Liability in its Financial Statements. Deferred Tax Assets have not been recorded in the Financial Statements relying on the concept of prudence. The Company has computed its tax liability under MAT for Rs. 0.35 crore and has provided for the same as current tax for the year.

(d) In the case of AICL, the net Deferred Tax Asset pertaining to the period prior to March 31, 2001 amounting to Rs.2.83 crores has been added to General Reserve in accordance with the transactional provision of Accounting Standard 22. The Company is virtually certain that sufficient future taxable income will be available against which such deferred tax assets can be realised. The Management is hopeful of the allowability in future of write off of the provisions made on account of doubtful advances/deposits as of 31st March, 2001.

(e) Details of net Deferred Tax Liability is as under:

		Rs. (crores)
Deferred Tax Liability:		
Arising on account of timing differences in:		
Depreciation		628.91
Less: Balance in Deferred Tax Liability Fund		396.63
	(A)	232.28
Deferred Tax Assets:		
Arising on account of timing differences in:		
Provision for doubtful debts and advances		20.28
Provision for tax, duty, cess, fee		21.01
Provision for gratuities		18.32
Others		9.72
	(B)	69.33
Net Deferred Tax Liability	(A) – (B)	**162.95

**Rs.32.38 crores will be appropriated in future

21. Managerial Remuneration in respect of the parent company:

	Rs. Crores
(a) (i) Managerial Remuneration inclusive of commission to Whole-time Directors and other Directors.	1.75
(ii) Estimated value of benefits in cash or in kind provided to Whole-time Directors.	0.28
	2.03

(b) Managerial Remuneration shown above is net of Rs.0.30 crore being write back of excess provision for commission relating to previous year.

(c) Rs. 0.10 crore (excluding gratuity) which is subject to Shareholders' approval at the forthcoming Annual General Meeting.

22. Disclosure as required by Accounting Standard-18 (AS-18) 'Related Party Disclosures' issued by The Institute of Chartered Accountants of India are as follows:

Names of the related parties and description of relationship :

(*a*) Related parties

(i) Associates	Aerospace Systems Pvt. Ltd. Dynamic Advertising and Research Team Ltd. Nelco Ltd. Panatone Finvest Limited Rujuvalika Investments Ltd. Tata BP Solar India Ltd. Tata Ceramics Ltd. Tata Liebert Ltd. Tata Projects Ltd. Tata Services Ltd. Tata Teleservices Ltd. The Associated Building Co. Ltd. Yashmun Engineers Ltd.
(ii) Joint Venture	India Natural Gas Co. Pvt. Ltd.
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.

(*b*) Key Management Personnel: Engineer A. J., Vandrevala F. A., Sahni A. M.

(*c*) Details of Transactions:

Rs. Crores

	Associates	Joint Venture	Key Management Personnel	Promoters
Purchases of goods	7.02			
Purchase of fixed assets	137.73			
Rendering of services		1.13		
Receiving of services	7.39			1.46
Management Contracts				9.10
Guarantees and Collaterals	1070.00			
Interest received	15.86			0.20
Dividend received	1.50			2.41
Dividend paid			*	28.20
Guarantee Commission received	1.79			
Guarantee Commission paid				0.06
Deposits given	774.05			45.80
Refunds towards deposits given	564.05			45.00
Equity contribution (including advance towards equity contribution)	514.78			
Provision for diminution in investments	46.22	1.00		
Amounts written off/Bad debts		15.09		
Redemption of Preference Shares	1.50			
Remuneration paid			1.69	
Loans given			0.20	
<u>Debit balances outstanding</u>				
Deposits given (including interest accrued)	211.74			0.80
Advance towards equity	394.03			
Other receivables	0.20			
Loans			0.27	
<u>Credit balances outstanding</u>	20.15			9.17

23. Segment Information:

Rs. Crores

(a) Primary Segment Information :

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	3,765.77	98.90		3,864.67
Inter-segment Revenue	0.69	0.13	(0.82)	—
Total Revenue	3,766.46	99.03	(0.82)	3,864.67
RESULT				
Total Segment Results	763.42	18.42		781.84
Interest Expense				(302.39)
Unallocable income net of unallocable expense				174.14
Income Tax				(165.13)
Profit after Tax				488.46
OTHER INFORMATION				
Segment Assets	4,924.15	576.02		5,500.17
Unallocated Assets				3,120.28
Total Assets				8,620.45
Segment Liabilities	1,027.32	102.11		1,129.43
Unallocated Liabilities				3,297.43
Total Liabilities				4,426.86
Capital Expenditure	462.53	165.91		628.44
Non-cash Expenses other than Depreciation/Amortisation	60.62	0.55		61.17
Depreciation (to the extent allocable to segment)	278.34	15.49		293.83

Types of products and services in each business segment :
Power – Generation, Transmission and Distribution of Electricity.
Others – Electronics, Broadband Services, Project Consultancy, Terminalling, Investments, Oil Exploration etc.

(b) Secondary Segment Information :

The export turnover of the Company being 0.18% of the total turnover, there are no reportable geographical segments.

Consolidated Cash Flow Statement for the year ended 31st March, 2002

24. Consolidated Cash Flow Statement for the year ended 31st March, 2002 :

			Rs. Crores	Year ended 31-03-2002 Rs. Crores
A.	**Cash Flow from Operating Activities**			
	Net Profit before Taxes and Extraordinary Items			653.59
	Adjustments for:			
	Depreciation and depletions		316.44	
	Interest Expenditure		302.39	
	Interest Income		(51.37)	
	Income from Trade Investments		(1.62)	
	Income from Other Investments		(7.80)	
	Dividend Income from Units		(29.69)	
	Provision for diminution in value of Investments		85.78	
	Retiring Gratuities		9.68	
	Leave Encashment		4.86	
	Pension Scheme		1.03	
	Loss on Sale of Assets (Net)		0.58	
	Loss on Exchange on loan repayments (Net)		2.73	
	Guarantee Fees for Loans / Other Finance Charges		14.08	
	Profit on Sale of Investments (Net)		(244.30)	
	Surplus on buy-back of Euro Notes		(8.75)	
	Provision for Contingency		0.30	
	Net increase in Foreign Currency Liabilities written off		53.27	
	Miscellaneous Expenditure written off		14.18	
				461.79
	Operating Profit before Working Capital Changes			1,115.38
	Adjustments for:			
	Trade & Other Receivables		(270.45)	
	Inventories		(21.44)	
	Trade Payables		76.71	
				(215.18)
	Cash Generated from Operations			900.20
	Taxes Paid		(102.55)	
	Retiring Gratuities Paid		(3.71)	
	Leave Encashment Paid		(1.05)	
	Pension Paid		(0.60)	
				(107.91)
	Cash Flow before Extraordinary Items			792.29
	Extraordinary Items			—
	Net Cash from Operating Activities	A		**792.29**
B.	**Cash Flow from Investing Activities**			
	Purchase of Fixed Assets			(465.21)
	Sale of Fixed Assets			1.24
	Exploration expenditure			(2.72)
	Development expenditure			(59.26)
	Purchase of Investments			(10,028.28)
	Sale of Investments			9,465.19
	Interest Received			49.78
	Inter-corporate deposits/advances placed			(289.52)
	Interest paid on Inter-corporate deposits			(4.78)
	Income from Trade Investments			1.62
	Income from Other Investments			7.42
	Dividend Income from Units			30.20
	Net Cash used in Investing Activities	B		**(1,294.32)**
C.	**Cash Flow from Financing Activities**			
	Increase in Capital Contributions			0.18
	Proceeds from Borrowings			1,604.41
	Repayment of Borrowings			(1,455.81)
	Guarantee Fees for Loans			(14.05)
	Interest Paid			(279.04)
	Dividend Paid			(99.14)
	Additional Income-Tax on Dividend paid			(10.11)
	Net Cash used in Financing Activities	C		**(253.56)**
	Net Decrease in Cash and Cash Equivalents	(A+B+C)		**(755.59)**
	Cash and Cash Equivalents as at 1st April, 2001 (Opening Balance)			**1,083.61**
	Cash and Cash Equivalents as at 31st March, 2002 (Closing Balance)			**328.02**

Note : Interest paid is exclusive of interest capitalised Rs. 20.37 crores .

25. Figures are rounded off to nearest lakh. Figures below Rs.50,000 are denoted by '*'.

Accounts of the Subsidiary Companies

BOARD OF DIRECTORS
(As on 28th May, 2002)

MR. A. J. ENGINEER	*Chairman*
MR. SUJIT GUPTA	
MR. S. RAMAKRISHNAN	
MR. S. C. MITTAL	

COMPANY SECRETARY

MR. DERICK P. PINTO

REGISTERED OFFICE

Bombay House,
24, Homi Mody Street,
Mumbai - 400 001

SOLICITORS

J. Sagar & Associates
Amarchand & Mangaldas & Suresh A Shroff & Co.

AUDITORS

Sahni Natarajan & Bahl,
Chartered Accountants

BANKERS

Barclays Bank plc.

ABN Amro Bank NV

American Express Bank Ltd.

Canara Bank

Directors' Report

Dear Members,

The Directors have pleasure in presenting the Tenth Annual Report of the Company along with the audited statement of Accounts for the year ended March 31, 2002.

FINANCIAL RESULTS

Rs. in Crores

		2001-2002	2000-2001
a)	Sale of Crude Oil (net of stock adjustments)	41.82	42.15
b)	Other Income	1.98	3.46
c)	Total Income	43.80	45.61
d)	Total expenses excluding Depreciation & Depletion	19.65	22.73
e)	Profit before Depreciation & Depletion	24.15	22.88
f)	*Less :* Depreciation & Depletion	11.34	6.44
g)	Profit before tax	12.81	16.44
h)	Provision for tax	0.35	—
i)	Profit after tax	12.46	16.44
j)	Profit / (Loss) brought forward from previous year	(48.08)	(64.52)
k)	Loss carried to Balance Sheet	(35.62)	(48.08)

The Company earned a profit for the second year in succession. The profit after tax for the year was Rs.12.46 crores as against Rs.16.44 crores in the previous year. The total income for the year was Rs.43.80 crores (Rs.45.61 crores in the previous year) of which income from crude oil sales was Rs. 41.66 crores (Rs. 35.20 crores in the previous year). Crude oil sales during the year were higher by 40% at 0.385 MMBO as against 0.274 MMBO in the previous year. However, due to fluctuating international oil prices there was a fall of 16% in the average price realised per barrel of oil which resulted in the income from crude oil sales rising by about 18%.

The total expenses for the year were lower by 14% at Rs.19.65 crores as against Rs.22.73 crores in the previous year mainly due to lower field operating expenses in PY3 and finance charges. However, this saving was offset by the higher depletion on account of amortization of capital expenditure of redevelopment programme of PY3 and depreciation in the current year of Rs.11.34 crores (Rs.6.44 crores in the previous year).

HIGHLIGHTS

Cauvery Offshore Block CY-OS-90/1 (PY-3 Field)

Hardy Exploration & Production (India) Inc. is the operator of this block. The average gross production during the year was 4962 barrels of oil per day and 1.831 MMBO of PY-3 crude oil was delivered to Chennai Petroleum Corporation Limited; the Company's share being 0.385 million barrels.

Under the Re-development programme carried out during the year, two lateral wells were drilled and a "work over" job in one other well was completed successfully, resulting in additional production. On completion of the remaining programme, viz. work over in one more well and installation of the water injection facility, oil recovery is expected to improve.

Northern Cambay Offshore Block CB-OS-1

Consequent to the exit of Enron Oil & Gas India Ltd., British Gas Exploration & Production India Limited has taken over as the operator. The first of the three exploratory wells at South Harinagar onshore have been drilled during the year. On testing, the well flowed around 300 barrels of oil per day. Evaluation of this well is being carried out by the consortium.

Southern Cambay Offshore Block CB-OS-2

The Consortium with Cairn Energy India Pty. Limited as operator is carrying out the development work of the first discovery i.e. Lakshmi gas field, which is progressing on schedule. Delivery of gas is scheduled to commence from mid-August 2002, as planned.

Further exploration and appraisal activity continues on new leads and prospects. Pre-development activity on Gauri and Ambe fields also continues within the block.

Oil discovery in Lakshmi Field

In the course of the Lakshmi gas field development, there has been an additional discovery of oil reserves below the gas reserves. A detailed appraisal of the oil discovery will be carried out by the consortium.

DIRECTORS

The Board of Directors appointed Mr. A.J. Engineer as Chairman of the Board with effect from 8th June, 2001.

In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr. S.C. Mittal retires by rotation and is eligible for re-appointment.

The Company has an Audit Committee comprising of three Directors viz. Mr. Sujit Gupta, Mr. S Ramakrishnan and Mr. S C Mittal. Mr. Sujit Gupta is the Chairman of the Audit Committee.

PARTICULARS OF EMPLOYEES

None of the employees of the Company is covered under Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

AUDITORS

Messrs. Sahni Natarajan & Bahl, Chartered Accountants, have expressed their inability to continue as the Statutory Auditors of the Company. It is therefore proposed to appoint Messrs. S B Billimoria & Co., Chartered Accountants, as the Statutory Auditors of the Company for the year 2002-03. The Members are therefore requested to appoint Auditors and to authorise the Board to fix their remuneration.

The Board placed on record its appreciation of the services rendered by Messrs. Sahni Natarajan & Bahl, Chartered Accountants.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

The Company is engaged in the business of exploration and extraction of crude oil and does not carry on any activity pertaining to manufacturing. Hence, the requirement to furnish details pertaining to Conservation of Energy and Absorption of Technology is not applicable.

During the period under review, the Company earned an interest income in foreign exchange of Rs. 0.03 crore. As the entire income from sale of oil under the Production Sharing Contract is US Dollar denominated, although paid in Indian Rupees at current conversion rates to Indian companies, the Company is shielded to that extent from foreign exchange fluctuations. Foreign Exchange outflow was Rs. 94.34 crores including instalments for repayment of Foreign Currency Loan of Rs. 9.53 crores to Barclays Bank plc., London.

SHIFTING OF REGISTERED OFFICE

The Registered Office of the Company has been shifted from NCT of Delhi to Mumbai, Maharashtra State. The Registered Office is now situated at Bombay House, 24, Homi Mody Street, Mumbai 400 001.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;

iv) they have prepared annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

The Directors place on record their appreciation for the support and co-operation extended by all the Government Authorities, Consortium Members, Bankers, Consultants, Shareholders and Employees of the Company and look forward to their continued support and co-operation in future.

On behalf of the Board
For TATA PETRODYNE LIMITED

A. J. ENGINEER
Chairman

Place : Mumbai
Dated : 28th May, 2002.

Auditors' Report

To the members of TATA PETRODYNE LIMITED

We have audited the attached Balance Sheet of Tata Petrodyne Limited, as at 31st March, 2002, and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

The accounts for the current year include assets and liabilities and income and expenditure in respect of Company's share in its various unincorporated joint ventures. The Company has made its accounts on the basis of audited statements provided by the Operator of Project PY-3. In the case of Projects CB-OS-1 and CB-OS-2 Company has made its accounts on the basis of unaudited statements received from the operators of the Projects.

Further to our comments in the Annexure referred to above, we report that :

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;
2. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
3. The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;
4. In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, except for AS-22 'Accounting for Income Taxes'. The Company has not accounted for its Deferred Tax Liability as on April 1, 2001 and for the year 2001-02. Please refer Note 13 of Schedule-P, Notes to accounts;
5. On the basis of the written representations received from the Directors, as on 31st March, 2002, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
6. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :
   a. in case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002; and
   b. in case of the Profit and Loss Account, of the Profit for the year ended on that date.

For SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner.

Place : New Delhi
Date : 28th May, 2002.

Annexure to the Auditors' Report

(Referred to in paragraph (1) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and location of fixed assets. These assets have been physically verified by the Management at reasonable intervals and we are informed that no material discrepancies were noticed on such verification.
2. None of the above mentioned fixed assets owned and acquired by the Company have been revalued during the year.
3. The Operators of the Company's unincorporated joint ventures carried out physical verification at reasonable intervals in respect of finished goods, stores, spare parts and raw materials.
4. The procedures of physical verification of stocks followed by the Operator of the Company's unincorporated joint ventures are reasonable and adequate in relation to the size of the Company and nature of its business. We are informed that no material discrepancies have been noticed as compared to book records wherever physical verification of stocks has been conducted. The valuation of stocks is fair and proper in accordance with the normally accepted accounting principles.
5. According to the information and explanations given to us, the Company has not taken loans from Companies, firms or other parties listed in the register maintained as required under section 301 of the Companies Act, 1956. The Company has taken unsecured loans in the form of Intercorporate deposits from its parent Company, which is a Company under the same management as defined under section 370 (1B) of the Companies Act, 1956. In our opinion, the rate of interest and the terms and conditions on which loans have been obtained are not prejudicial to the interest of the Company. Section 370 (1B) of the Companies Act, 1956 is not applicable on or after 31st October, 1998.
6. According to the information and explanations given to us, where the Company has not given any loans to Companies, firms or other parties listed in the register maintained as required under section 301 of the Companies Act, 1956 and/or to a Company under the same management as defined under section 370 (1B) of the Companies Act, 1956. Section 370 (1B) is not applicable on or after 31st October, 1998.
7. Loans have been given to employees, who are repaying as per stipulations.
8. In our opinion and according to the information and explanations given to us, there are reasonable internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, components, plant and machinery, equipment and other assets.
9. According to the information and explanations given to us, there were no unserviceable or damaged stores.
10. Clause (xi), (xiii), (xiv), (xvi), of Part A of para 4 of the Order are not applicable to the Company.
11. In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with the size of the Company and nature of its business.
12. The Company has been regular in depositing Provident Fund dues with the Provident Fund Trust. Employee State Insurance Scheme is not applicable to the Company.
13. There were no amounts outstanding as on March 31, 2002, in respect of undisputed income tax, sales tax and excise duty which were due for more than six months from the date they become payable.
14. According to the information and explanations given to us and on the basis of our examination of the books of account in accordance with generally accepted auditing practices no personal expenses of employees or directors have been charged to revenue accounts other than those payable under contractual obligations in accordance with generally accepted business practice.
15. In our opinion, the Company is not a Sick Industrial Company within the meaning of clause (o) of sub section (1) of section 3 of the Sick Industrial Companies (Special) Provisions Act, 1985.
16. In respect of trading activities, according to the information and explanations given to us, there were no damaged goods of significant value.

For SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner.

Place : New Delhi
Date : 28th May, 2002.

Tata Petrodyne Limited

Balance Sheet as at 31st March, 2002

	Schedule No.	Rupees	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
I. SOURCES OF FUNDS				
Shareholders' Funds :				
Share Capital	A		980,004,250	980,004,250
Loan Funds :				
Secured Loans	B		97,610,000	186,600,000
Unsecured Loans	C		629,831,734	—
Total			1,707,445,984	1,166,604,250
II. APPLICATION OF FUNDS				
Fixed Assets :				
Gross Block	D	897,096,168		
Less : Depreciation		(658,013,484)		
Net Block			239,082,684	98,698,231
Capital Work in Progress		1,083,919,690		464,130,783
Less : Write-off		—	1,083,919,690	—
Current Assets, Loans and Advances :				
Inventories	E	85,616,757		84,068,931
Sundry Debtors	F	7,395,776		—
Cash and Bank Balances	G	207,963,657		234,502,373
Loans and Advances	H	168,369,175		58,077,466
		469,345,365		376,648,770
Less : Current Liabilities and Provisions	I	(443,272,509)		(259,580,129)
Net Current Assets			26,072,856	117,068,641
Miscellaneous Expenditure (to the extent not written off or adjusted)				
Pre-Incorporation expenses		—		760,670
Deferred Revenue Expenditure		2,203,472		5,138,753
			2,203,472	5,899,423
Profit and Loss Account			356,167,282	480,807,173
Total			1,707,445,984	1,166,604,250
Notes to the Accounts	P			
Accounting Policies	Q			

All Schedules annexed hereto form part of the Balance Sheet and Profit and Loss Account.
As per our report of even date attached.

For SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner.

Place : New Delhi
Date : 28th May, 2002.

J. D. BASRUR
Manager.

Place : Mumbai
Date : 28th May, 2002.

SUJIT GUPTA
Director.

S. C. MITTAL
Director.

A. J. ENGINEER
Chairman.

Profit and Loss Account for the year ended 31st March, 2002

	Schedule No.	Year ended 31st March, 2002 Rupees	Year ended 31st March, 2001 Rupees
INCOME			
Sales of Crude Oil		416,584,777	352,029,394
Increase / (Decrease) in Crude Oil Stock		1,567,054	69,471,886
Income from earlier Farmout CY-OS-2		7,320,750	—
Other Income	J	12,526,163	34,590,737
Total Income		**437,998,744**	**456,092,017**
EXPENDITURE			
Production Costs	K	165,140,470	182,370,724
Staff expenses	L	2,123,588	2,221,378
Establishment expenses	M	904,138	1,358,801
Finance Charges	N	15,715,119	19,148,498
Other expenses	O	8,842,196	8,454,021
Depletion of Producing Properties		112,834,703	64,087,211
Depreciation		602,689	274,722
Site Restoration Costs		—	9,920,153
Exploration Expenses written off		—	176,634
Loan Arrangement expenses written off		2,935,281	2,935,282
Pre-Incorporation expenses written off		760,670	760,670
		309,858,854	291,708,094
Profit/(Loss) for the year before tax		128,139,891	164,383,923
Provision for tax		3,500,000	—
Profit / (Loss) for the year after tax		124,639,891	164,383,923
Loss Brought forward from earlier year		(480,807,173)	(645,191,096)
Loss carried forward to Balance Sheet		**(356,167,282)**	**(480,807,173)**
Notes to the Accounts	P		
Accounting Policies	Q		

All Schedules annexed hereto form part of the Balance Sheet and Profit and Loss Account.
As per our report of even date attached.

For SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner.

Place : New Delhi
Date : 28th May, 2002

J. D. BASRUR
Manager.

Place : Mumbai
Date : 28th May, 2002.

SUJIT GUPTA
Director.

S. C. MITTAL
Director.

A. J. ENGINEER
Chairman.

Schedules annexed to and forming part of the Accounts

SCHEDULE – A
SHARE CAPITAL

	As at 31st March, 2002 Rupees	*As at 31st March, 2001 Rupees*
Authorised :		
150,000,000 Equity Shares of Rs. 10 each *(Previous Year 150,000,000 Equity Shares of Rs. 10 each)*	1,500,000,000	*1,500,000,000*
Issued, Subscribed and Paid up :		
98,000,425 Equity Shares of Rs. 10 each *(Previous Year 98,000,425 Equity Shares of Rs. 10 each fully paid)*	980,004,250	*980,004,250*

SCHEDULE – B
SECURED LOANS

	As at 31st March, 2002 Rupees	*As at 31st March, 2001 Rupees*
Foreign Currency Loan :		
Pre-Completion Loan (Loan from Barclays Bank Plc. secured on the guarantee given by Tata Industries Ltd.)	17,569,800	*33,588,000*
Limited Recourse Loan (Loan from Barclays Bank Plc. secured by PY-3 Project)	80,040,200	*153,012,000*
	97,610,000	*186,600,000*

SCHEDULE – C
FIXED ASSETS

Rupees

Particulars	GROSS BLOCK Cost As At 01/04/2001	Additions during the period	Deductions during the period	Cost As At 31/03/2002	DEPLETION / DEPRECIATION Accumulated As At 01/04/2001	For the period	On Disposals during the period	Accumulated As At 31/03/2002	NET BLOCK As At 31/03/2002	As At 31/03/2001
Producing Properties										
CY-OS-90/1(PY-3)	640,485,966	251,770,554	—	892,256,520	542,703,787	112,834,703	—	655,538,490	236,718,030	97,782,179
Total Producing Properties	640,485,966	251,770,554	—	892,256,520	542,703,787	112,834,703	—	655,538,490	236,718,030	97,782,179
Corporate Assets										
Furniture & Fittings	569,836	199,855	—	769,691	411,344	81,945	—	493,289	276,402	158,492
Motor Vehicles	25,468	1,362,663	—	1,388,131	11,758	198,516	—	210,274	1,177,857	13,710
Equipment & Appliances	588,688	236,901	106,437	719,152	317,225	104,205	63,688	357,742	361,410	271,463
Data Processing System	929,098	324,510	398,751	854,857	828,483	113,720	369,060	573,143	281,714	100,615
Air Conditioners	485,926	—	—	485,926	219,372	37,076	—	256,448	229,478	266,554
Total Corporate	2,599,016	2,123,929	505,188	4,217,757	1,788,182	535,462	432,748	1,890,896	2,326,861	810,834
Share in Joint Venture Assets										
Furniture & Fittings	12,590	—	—	12,590	8,059	1,001	—	9,060	3,530	4,531
Equipment & Appliances	2,310	—	—	2,310	922	224	—	1,146	1,164	1,388
Data Processing System	606,991	—	—	606,991	507,692	66,200	—	573,892	33,099	99,299
Total Share in JV	621,891	—	—	621,891	516,673	67,425	—	584,098	37,793	105,218
Total	**643,706,873**	**253,894,483**	**505,188**	**897,096,168**	**545,008,642**	**113,437,590**	**432,748**	**658,013,484**	**239,082,684**	**98,698,231**
Previous Year	*629,733,808*	*14,865,755*	*892,690*	*643,706,873*	*480,817,397*	*64,361,933*	*170,688*	*545,008,642*	*98,698,231*	*148,916,411*

Schedules annexed to and forming part of the Accounts

SCHEDULE – D
UNSECURED LOANS

	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
Inter Corporate Deposits The Tata Power Company Ltd.	613,200,000	—
Interest accrued and due - ICDs	16,631,734	—
	629,831,734	—

SCHEDULE – E
INVENTORIES

	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
Crude Oil	82,968,598	81,401,544
Share in Joint Venture Inventories	2,648,159	2,667,387
	85,616,757	84,068,931

SCHEDULE – F
SUNDRY DEBTORS

	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
Sundry Debtors :		
Outstanding for less than six months (unsecured considered good)	7,395,776	—
	7,395,776	—

SCHEDULE – G
CASH AND BANK BALANCES

	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
Cash in Hand	7,280	11,425
Bank Balances with Scheduled Banks :		
In Current Accounts	11,538,350	14,338,578
In Fixed Deposit Accounts	119,755,719	203,886,617
Share in Joint Venture Cash & Bank Balances	76,662,308	16,265,753
	207,963,657	234,502,373

SCHEDULE – H
LOANS AND ADVANCES
(Unsecured Considered Good)

	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
Security Deposits	211,682	778,401
(Advances recoverable in cash or in kind or for value to be received)		
Share in Joint Venture Advances	1,806,468	2,680,653
Others	166,351,025	54,618,411
	168,369,175	58,077,465

Schedules annexed to and forming part of the Accounts

SCHEDULE – I
CURRENT LIABILITIES & PROVISIONS

	As at 31st March, 2002 Rupees	As at 31st March, 2001 Rupees
Current Liabilities		
Share in Joint Venture Payables	356,211,101	182,380,677
Sundry Creditors	20,636,242	10,182,133
Interest accrued but not due	1,861,667	3,558,929
Expenses Payable	329,105	7,170,019
Tax Deducted at Source Payable	4,311,160	72,176
Salaries Payable	72,716	—
Professional Tax Payable	5,200	—
Provisions		
Provision for Leave Encashment	290,979	161,856
Provision for taxation	3,500,000	—
Provision for Site Restoration Costs	56,054,339	56,054,339
	443,272,509	259,580,129

SCHEDULE – J
OTHER INCOME

	Year ended 31st March, 2002 Rupees	Year ended 31st March, 2001 Rupees
Exchange Fluctuation Gains	—	1,922,328
Interest on Deposits	12,526,163	32,431,894
Misc. Income	—	225,000
Profit on Sale of Assets	—	11,515
	12,526,163	34,590,737

SCHEDULE – K
PRODUCTION COSTS

	Year ended 31st March, 2002 Rupees	Year ended 31st March, 2001 Rupees
Field Operating Expenses	165,140,470	168,224,166
FPU/FSO Mobilisation Expenses	—	14,146,558
	165,140,470	182,370,724

SCHEDULE – L
STAFF EXPENSES

	Year ended 31st March, 2002 Rupees	Year ended 31st March, 2001 Rupees
Salaries	1,795,352	1,692,593
Contribution to Funds		
- Provident Fund	92,622	44,928
- Gratuity Fund	10,900	125,969
- Superannuation Fund	106,433	45,000
Staff Welfare	118,281	312,888
	2,123,588	2,221,378

Schedules annexed to and forming part of the Accounts

SCHEDULE – M
ESTABLISHMENT EXPENSES

	Year ended 31st March, 2002 Rupees	*Year ended 31st March, 2001 Rupees*
Rent	571,456	*959,275*
Electricity	142,420	*172,394*
Rates and Taxes	11,515	*8,795*
Repair & Maintenance		
- Others	178,747	*218,337*
	904,138	***1,358,801***

SCHEDULE – N
FINANCE CHARGES

	Year ended 31st March, 2002 Rupees	*Year ended 31st March, 2001 Rupees*
Interest - Loan	11,417,520	*17,887,310*
- Inter Corporate Deposits	3,309,464	*107,645*
- Others	507	*13,559*
Other Charges		
Guarantee Commission	377,565	*557,769*
Loan Administration Expenses	610,063	*582,215*
	15,715,119	***19,148,498***

SCHEDULE – O
OTHER EXPENSES

	Year ended 31st March, 2002 Rupees	*Year ended 31st March, 2001 Rupees*
Travelling	2,485,689	*2,263,364*
Consultancy & Professional Charges	2,977,238	*3,165,965*
Recruitment Charges	7,536	*—*
Conveyance & Car hire Charges	328,106	*273,285*
Postage, Telegrams & Courier	28,003	*27,052*
Entertainment & Business Promotion	143,297	*150,482*
Communication Expenses	630,436	*360,121*
Printing & Stationery	169,847	*73,426*
Exchange Fluctuation	—	*38,416*
Membership & Subscription	17,360	*5,250*
Training & Conference Expenses	239,562	*288,362*
News papers, Books & Periodicals	28,753	*29,606*
Equipment Hire Charges	9,600	*22,400*
Insurance	60,479	*55,753*
Bank Charges	129,275	*88,970*
Repairs, Maintenance & Running Expenses - Vehicles	361,841	*212,585*
Auditors' Remuneration		
- Audit Fee	294,000	*236,250*
- Tax Audit	21,000	*21,000*
- Others	21,000	*2,500*
- Out of Pocket Expenses	6,370	*56,960*
Advertisements	1,000	*37,051*
Donations	—	*195,468*
Miscellaneous Expenses	13,775	*2,795*
Loss on Sale of Assets	46,220	*—*
Software Expenses	18,352	*—*
AGM Expenses	9,557	*—*
Lease Rentals - Assets	699,864	*846,960*
Office Shifting Expenses	94,036	*—*
	8,842,196	***8,454,021***

Schedules annexed to and forming part of the Accounts

SCHEDULE – P

NOTES FORMING PART OF THE ACCOUNTS

1. Brief Background of Participating Interests (PI) of the Company in Blocks

Participating Interest of the Company in various Blocks during the year was as below:

Block	Participating Interest (%)
CY-OS/90-1(PY-3)	21
CB-OS/1	10
CB-OS/2 (Exploration)	15
CB-OS/2 (Development)	10

2. The Company's share towards costs pertaining to the Exploration Operations for the year ending 31st March, 2002 for the unincorporated joint ventures CB-OS/1 and CB-OS/2 have been accounted for on the basis of unaudited statements for the period ending 31st March, 2002. The financial statements may require to be restated upon the receipt of audited statements for the year ending 31st March 2002 from the operators of the Block. However, the Company's share towards costs pertaining to the Exploration / Development / Production Operations for the year ending 31st March, 2002 for the unincorporated joint venture CY-OS-90/1(PY-3) has been accounted on the basis of audited statements for the period ending 31st March, 2002.

3. Contingent Liabilities

a) The Company had enhanced its Participating Interest in its un-incorporated joint venture CB-OS/1 by 9% from 31.5% to 40.5% in the year 1997-98. The Company had agreed to pay premium on account of enhanced Participating Interest Share to Hardy Exploration & Production (India) Inc. amounting to US $ 538,601 equivalent to Rs. 2,62,86,422 subject to RBI approval, which is still awaited.

b) Counter indemnity of Rs. 1,86,55,719 given by TPL to Barclays' Bank on account of bank guarantee issued by Barclays' Bank for project CB-OS/1 as per Article 29 of the Production Sharing Contract (PSC).

c) The Company had received a demand notice under the Income Tax Act, 1961, for Rs. 2,90,454 (Assessment Year 1996-97) against which the Company has filed an appeal.

d) The Company is committed to execution of the Minimum Work Programme (MWP) in Phase-I of Exploration under the PSC in Block CB-OS/1. Balance of activities under the MWP will be completed after 31st March, 2002 as under :

Block	TPL's Participating Interest Share (%)	Balance Minimum Work Program as on 31-03-2002	TPL's Liability
CB-OS/1	10.0	Drilling 2 Wells	25% of 10% for Drilling of 2 Exploration Wells estimated at Rs. 2.26 Crores, approx.

The first exploratory well of three Exploratory Wells to be drilled under the MWP was drilled during the year ending 31st March, 2002.

4. The Company is not a Manufacturing Company but is a partner in consortia engaged in exploration and production of oil & gas. The information given below as required under items 4-C and 4-D of part II of Schedule VI to the Companies Act, 1956 represent the Company's share in the joint ventures.

(i) SALES TURNOVER

Description	Unit	Quantity (2001-2002)	Value (Rs.)	Quantity (2000-2001)	Value (Rs.)
Crude Oil	BBLS	3,84,556	41,65,84,777	2,74,392	35,20,29,394

(ii) OPENING & CLOSING STOCK OF GOODS PRODUCED

Description	Unit	Quantity (2001-2002)	Value (Rs.)	Quantity (2000-2001)	Value (Rs.)
Opening Stock of Crude Oil	BBLS	73,366	8,14,01,544	9,826	1,19,29,658

Schedules annexed to and forming part of the Accounts

Description	Unit	Quantity (2001-2002)	Value (Rs.)	Quantity (2000-2001)	Value (Rs.)
Closing Stock of Crude Oil	BBLS	69,170	8,29,68,598	73,366	8,14,01,544

(iii) LICENSED CAPACITY, INSTALLED CAPACITY AND ACTUAL PRODUCTION

Description	Unit	Licensed Capacity Per Annum	Installed Capacity Per Annum	Actual Production For the year 2001-2002 Quantity	Actual Production For the year 2000-2001 Quantity
Crude Oil	BBLS	N.A.	N.A.	3,80,360	3,37,933

(iv) CONSUMPTION OF STORES & SPARE PARTS

Description	Value (Rs.) 2001-2002	%	Value (Rs.) 2000-01	%
Imported	3,34,109	100	7,25,417	95
Indigenous	—	—	36,240	5
Total	3,34,109	100	7,61,657	100

5. Expenditure in Foreign Currency (Cash basis)

Particulars	Y.E. 31-3-2002 (Rs.)	Y.E. 31-3-2001 (Rs.)
Capital Work-In-Progress	70,49,54,779	13,00,81,030
Production Expenses	12,95,18,012	14,22,47,268
Travelling	87,335	3,50,476
Training / Conferences	1,06,434	1,55,020
Finance Charges	1,34,34,368	2,16,14,586
Total	84,81,00,928	29,44,48,380

6. Receipts in Foreign Currency (Cash basis)

Particulars	Y.E. 31-3-2002 (Rs.)	Y.E. 31-3-2001 (Rs.)
Refund of Exploration expenses CB-OS/1	4,96,591	19,15,021
Interest Income (Difference in LIBOR)	3,19,587	16,60,753
Total	8,16,178	35,75,774

7. The Company has capitalized interest costs on its borrowings by way of Inter Corporate Deposits, as required under AS-16 issued by The Institute of Chartered Accountants of India. These borrowings were made for payment of cash calls relating to two blocks in which production has not yet commenced during the year, namely CB-OS/1 and CB-OS/2. Out of a total interest cost of Rs. 4.05 crores, Rs. 3.71 crores has been capitalized during the year.

8. The Company had executed a Deed of Assignment and Assumption dated 13.07.2001 with Hardy Exploration & Production (India) Inc., for assignment of its 25% PI in block CY-OS/2 under an MOU dated 28.02.2000. As per Article 3(i)(a) of this Deed, an amount of US$ 150,000 (Rs.0.73 crore) becomes payable by HEPI to the Company upon HEPI entering into an agreement with any third party for an assignment of its PI including sale, transfer and withdrawal. As HEPI has assigned a part of its PI in the block to Gas Authority of India Limited, the Company has accrued this amount as Income from earlier farm-out of CY-OS/2 block.

Schedules annexed to and forming part of the Accounts

9. The Company is engaged in the business of exploration and production of petroleum. The risk and return profile for the Company is not appreciably different in its various blocks and its various geographical locations. Hence no separate segments as required under AS-17 issued by The Institute of Chartered Accountants of India are identified by the Company.

10. As per clarification issued by The Institute of Chartered Accountants of India in the month of March 2002, AS-18 issued by the Institute is not applicable to companies whose turnover is less than Rs. 50 crores. As the turnover of the Company was less than Rs. 50 crores during FY 2001-02, this accounting standard is not applicable to the Company. However, in view of the need to consolidate its accounts with its parent company, The Tata Power Company Limited, the Company has opted for voluntary disclosure under AS-18.

    The Related Party Transactions are given below :

Sr. No.	Name of Party	Nature of Transaction	Total Amount (Rs.)	Amount Outstanding as of 31.03.2002
1	The Tata Power Company Limited	Inter Corporate Deposits	844,621,625	613,200,000
		Interest on ICDs	40,504,571	16,631,734
		Reimbursement of expenses	1,065,667	40,832
2	Tata Teleservices Limited	Sharing of Delhi office expenses	347,127	135,253
3	Tata Finance Limited	Lease rentals	699,864	—
4	Tata Industries Limited	Guarantee commission	258,968	—
		Sale of assets	9,050	—
5	Tata Services Limited	Sharing of Delhi office expenses	367	—
		Total	887,507,239	630,007,819

11. AS-19 issued by The Institute of Chartered Accountants of India is not applicable, as the Company has not taken any assets on lease during the financial year.

12. The earnings considered in ascertaining the Company's earnings per share comprise the net profits after tax. The number of shares used in computing basic earnings per share is the number of shares outstanding at the end of the year. There was no movement in the Share Capital of the Company during the year.

13. As required under AS–22 'Accounting for Income Taxes', the Company has identified opening Deferred Tax Liability of Rs. 63,51,751 as on April 1, 2001. The Company has also identified its Deferred Tax Liability Balance for the year 2001-02 of Rs.4,87,24,980. The Company is entitled for deduction under Section 42 and 80 IB (9) of the Income Tax Act, 1961. In view of the uncertainty attached to the adjustment for deferred tax liability, the Company has not recorded Deferred Tax Liability in its Financial Statements. Deferred Tax Assets have not been recorded in the Financial Statements relying on the concept of prudence. The Company has computed its tax liability under MAT for Rs. 35,00,000 and has provided for the same as current tax for the year.

14. AS-21 and AS-23 issued by The Institute of Chartered Accountants of India are not applicable, as the Company does not have any subsidiaries.

15. The Company has shown an amount of Rs. 30,92,662 as recoverable from each of Enron Oil & Gas India Ltd. and Enron International Mauritius Ltd. The Company is in the process of taking legal advice as to the recoverability of the said amount. Non recovery, if any, of the said amount shall be provided for and adjusted against the exploration expenses under Capital Work in Progress after legal advice is obtained.

16. Previous Year's figures have been regrouped and rearranged wherever necessary.

17. The statement pursuant to Part IV of Schedule VI to the Companies Act, 1956 is enclosed as Annexure.

For SAHNI NATARAJAN & BAHL
Chartered Accountants,

DINESH BAHL
Partner.

Place : Mumbai
Date : 28th May, 2002

J. D. BASRUR
Manager.

SUJIT GUPTA
Director.

S. C. MITTAL
Director.

A. J. ENGINEER
Chairman.

Schedules annexed to and forming part of the Accounts

SCHEDULE – Q
SIGNIFICANT ACCOUNTING POLICIES

1. **System of Accounting**

   The Accounts of the Company are prepared under the historical cost convention using the accrual method of accounting.

2. **Accounting for Petroleum Operations**
   a) **Exploration Expenditure :** Exploration Expenditure pertaining to a Block is carried forward as Capital Work-in-Progress to be capitalised on Commencement of Commercial Production. In case the Company surrenders the Block, the accumulated Exploration Expenditure pertaining to such Block will be written off in that year. In the event of assignment / farm out of Participating Interest, the proportionate accumulated exploration expenditure will be written off in the same year.
   b) **Development Expenditure :** Development Expenditure in respect of a Block is carried forward as Capital Work in Progress and capitalised in the year of Commencement of Commercial Production as Producing Properties.
   c) **Production Expenses :** Production expenses are in the nature of period costs and expensed in the year when incurred.

3. **Depletion**

   Producing Properties are depleted on commencement of Commercial Production using the "Unit of Production Method". The depletion rate under this method is computed on the basis of the ratio that actual production for the year bears to the balance estimated Proved Developed reserves at the beginning of the year.

4. **Site Restoration Cost**

   Provision for Site Restoration and abandonment costs is also calculated on the "Unit of Production Method". This represents the Company's estimated liability for costs that may be incurred on removal and abandonment of facilities at the end of the producing life of the Field. No provision has been made for the year as adequate provision exists.

5. **Valuation of Stock**
   a) Closing stock of Crude Oil is valued at Net Realisable Value based on the prices realised in the subsequent month.
   b) Closing inventories of drilling stores and spares are valued at cost including freight.

6. **Revenue Recognition**

   Crude Oil is sold to a Refinery nominated under the Production Sharing Contract by the Government of India. Pending determination of crude price as per the provisions of the Production Sharing Contract the revenue is recognised based on the provisional price paid by the buyer. Difference, if any, between provisional and final price will be recognised in the year when such final price is agreed upon.

7. **Deferred Revenue Expenditure**

   Payment of fees, costs and expenses towards arrangement of loans are amortised over the remaining period of loan i.e. till final maturity date.

8. **Fixed Assets**
   a) Fixed Assets are stated at cost. Cost comprises the purchase price and all attributable costs incurred in bringing the asset to working condition for its intended use.
   b) Depreciation on Fixed Assets is provided on written down value basis at the rates specified in Schedule XIV to the Companies Act, 1956.

9. **Pre-incorporation Expenses**

   Pre-incorporation expenses are written off equally over a period of 10 years.

10. **Foreign Exchange Transactions**
    a) Transactions in foreign currency are recorded by applying the exchange rate applicable on the date of transaction.
    b) Transactions remaining unsettled on the Balance Sheet date are translated at the exchange rate applicable on the Balance Sheet date.
    c) Value of fixed assets is adjusted to account for any increase or decrease in the liability in foreign currency, for making payment towards whole or part of the cost of assets.
    d) Any exchange rate difference arising on foreign exchange transactions, other than those relating to fixed assets, are recognised as income or expense in the period in which they arise, and taken to the Profit and Loss Account.

11. **Contingent Liabilities**

    Liabilities not provided for in the books are separately stated under "Contingent Liabilities" in the Notes to Accounts.

12. **Retirement Benefits**
    a) The Company is making contributions to Trusts to cover its liability towards employee Gratuity, Provident Fund and Superannuation benefits, as appropriate.
    b) The liability for leave encashment benefit is accounted for on accrual basis.

For SAHNI NATARAJAN & BAHL *Chartered Accountants,*		SUJIT GUPTA *Director.*	A. J. ENGINEER *Chairman.*
DINESH BAHL *Partner.*	J. D. BASRUR *Manager.*	S. C. MITTAL *Director.*	

Place : Mumbai
Date : 28th May, 2002.

Tata Petrodyne Limited

Additional information as required under Part IV of Schedule VI to the Companies Act, 1956
Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. U11100MH2001PLC134095 State Code 1100MH

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

II. Capital raised during the year
(Amount in Rupees thousands)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Public Placement	NIL

III. Position of Mobilisation and Deployment of Funds
(Amount in Rupees thousands)

Total Liabilities	1707446
Total Assets	1707446

Sources of Funds :

Paid-up Capital	980004
Reserves & Surplus	NIL
Secured Loans	97610
Unsecured Loans	629832

Application of Funds :

Net Fixed Assets	1323002
Investments	NIL
Net Current Assets	26073
Miscellaneous Expenditure	2203
Accumulated Losses	356167

IV. Performance of the Company
(Amount in Rupees thousands)

Turnover	437999
Total Expenditure	309859
(+ / –) Profit/Loss before Tax	128140
(+ / –) Profit/Loss after Tax	124640
Earnings/(Loss) per Share (Rs.)	1.27
Dividend Rate %	0.00%

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code No. (ITC Code)	Products Description
270900	CRUDE PETROLEUM
271121	NATURAL GAS

SUJIT GUPTA, *Director.*

A. J. ENGINEER, *Chairman.*

Place : Mumbai
Date : 28th May, 2002.

J. D. BASRUR, *Manager.*

S. C. MITTAL, *Director.*

BOARD OF DIRECTORS
(As on 21st May, 2002)

SYAMAL GUPTA	*Chairman*
A. J. ENGINEER	
A. M. SAHNI	
F. N. SUBEDAR	
D. M. NARVEKAR	*Executive Director*

GENERAL MANAGER (FINANCE) & COMPANY SECRETARY

V.R. Kudtarkar

AUDITORS

S.B. Billimoria & Co.
Chartered Accountants

BANKERS

American Express Bank Ltd., Mumbai

Union Bank of India, Mumbai

State Bank of India, Mumbai

Punjab National Bank, Mumbai

Standard Chartered Grindlays Bank Limited, Mumbai

Central Bank of India, Mumbai

REGISTERED OFFICE

Bombay House,
24 Homi Mody Street,
Mumbai 400 001.

Directors' Report

TO

THE MEMBERS,

The Directors have pleasure in submitting the Thirty-second Annual Report together with the Audited Statement of Accounts for the year ended 31st March 2002.

2. FINANCIAL RESULTS

	Rs.	*Previous Year Rs.*
Profit after providing for Depreciation and Exceptional items	4,24,18,253	*4,76,63,634*
Provision for Taxation	1,47,00,000	*1,26,00,000*
	2,77,18,253	*3,50,63,634*
Add : Deferred Tax	69,27,000	—
Income tax refund of earlier years	24,30,571	—
Profit after Tax	3,70,75,824	*3,50,63,634*
Balance brought forward	2,79,11,624	*3,16,00,950*
Surplus available for Appropriations	6,49,87,448	*6,66,64,584*
Appropriations :		
Dividend		
Final Proposed	1,34,40,000	*1,24,80,000*
Dividend Tax	—	*12,72,960*
	1,34,40,000	*1,37,52,960*
Transfer to General Reserve	37,08,000	*2,50,00,000*
Balance to be carried forward	4,78,39,448	*2,79,11,624*

3. DIVIDEND

The Directors now recommend payment of a Final Dividend of Rs.70.00 per share *(Previous Year : Final Dividend – Rs.65.00 per share)* for the year ended 31st March, 2002 on 1,92,000 Equity Shares of the Company, subject to the approval of the Shareholders, at the Annual General Meeting to be held on 21st May, 2002.

4. OPERATIONS

During the year under review, the Company received and redelivered a tonnage of imported bulk liquid chemicals and lube base stocks totalling 2,05,927 MT. After providing for Rs.77.56 lakhs towards depreciation, Rs.211.71 lakhs towards shortfall in Value of Investment, Rs.147.00 lakhs towards tax, and after adding Rs.69.27 lakhs towards Deferred tax and Rs.24.31 lakhs towards income tax refund of earlier years, the profit after tax works out to Rs.370.76 lakhs as against Rs.350.64 lakhs during the previous year. Considering the continued recession and general slow down in Chemical Process Industry commenced about a couple of years back, Company's performance is satisfactory.

The Company has received the approval from the office of The Chief Controller of Explosives for putting up additional 5 nos. tanks of aggregate capacity of 9000 Kls. at Company's existing tankfarm. Approvals from the other statutory bodies are expected during the current year. The Company continued its drive of improvement in terminalling facilities.

The global chemical industry has lived with a slowdown for the last half decade or so, after a period of about 10 years in which it grew at a blistering pace. The Indian Chemical Industry is seemingly finding it difficult to extricate itself from the massive slowdown that has gripped the industry in the aftermath of the liberalisation of the Indian economy. Uncertainties of future, particularly the doubts on return on investment in an emerging globalised situation have led to an investment famine. Inability to control costs or prices, sub-optimal plant size/poor economics of scale limiting the capability for negotiation with both suppliers and customers, limited access to latest processes/ application technologies, restricted resources for investment in Research & Development, product/ market/brand development are the major weaknesses and there is no alternative but to overcome them all. With the government acting as a facilitator by removing barriers to growth, for those who look beyond the domestic market in India and look at the world as its market place there are opportunities that can be capitalised upon particularly in light of dismantling of the administered pricing mechanism which is expected to bring about dramatic changes in India's hydrocarbon industry.

In line with the Company's policy of according the highest priority to Health, Safety and Environment, the Company initiated upgradation of fire protection system to conform to the latest 12th (1998) version of the Tariff Advisory Committee regulations. Phase I of upgradation is expected to be completed during current year. Debottlenecking was also initiated in order to enhance the efficiency and productivity of Terminalling Operations.

The Company is exploring business opportunities that are necessarily synergic and add value to the core activities of the parent Company.

Environment, Health and Safety:

The Company has always considered effective management of the natural and work place environment to be one of its highest priorities. The Company reaffirms that commitment and pledge continued efforts to improve its environment and work place.

The Company shall :

i) Seek continuous improvement in environment, health and safety performance.

ii) Maintain safe and environmentally sound operations.

iii) Contribute to the common effort to protect the natural and work place environment.

Iv) Communicate with employees on environmental, health and safety issues.

5. DIRECTORS' RESPONSIBILITY STATEMENT

Section 217(2AA) of the Companies Act, 1956 as amended in December, 2000 requires the Board of Directors to provide a statement to the members of the Company in connection with maintenance of books, records, preparation of Annual Accounts in conformity with the accepted accounting standards and past practices followed by the Company. Accordingly, it is confirmed that:

i) Proper accounting standards have been adopted whilst preparing the annual accounts and proper explanations are given for any material departures therefrom, if any.

ii) Proper and reasonable accounting policies have been applied on a consistent basis and estimates which are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and the profit and loss of the Company for that period.

iii) Proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Act so as to safeguard the assets of the Company and prevent and detect fraud and irregularities.

iv) The annual accounts have been prepared on a going concern basis.

6. PARTICULARS OF EMPLOYEES

None of the employees of the Company were in receipt of remuneration in the aggregate equivalent to the sum prescribed, as would attract disclosure requirements under Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975,

7. DIRECTORS

i) Regarding Notes 1(a) and (b) of Schedule 'I' - Notes forming part of the Accounts, it may be noted that representations for waiving the amounts mentioned therein have been made and the Company is awaiting the approval of the Government.

ii) Regarding item 1(c) of Schedule 'I', necessary steps are being taken to obtain Central Government's approval for the excess medical expenses amounting to Rs.2,334/- reimbursed to late Mr. Ram Gidwaney.

iii) The Company has made a representation to waive recovery of Rs.21,209/- after setting off the amounts due to the late Mr. Ram Gidwaney. The approval of the concerned Department of the Government is awaited.

iv) In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr. A.J. Engineer and Mr. F.N. Subedar retire by rotation and are eligible for re-appointment.

8. CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGOINGS

As the Company is engaged only in distribution and servicing activities of bulk liquid chemicals and has no activity pertaining to manufacturing, furnishing of details pertaining to conservation of energy and technology absorption are not applicable.

Foreign Exchange earnings were Rs.Nil and total expenditure incurred towards foreign travel of Directors and/or employees in foreign exchange was Rs.Nil during the year.

9. PUBLIC DEPOSITS

The Company has not accepted any public deposits during the period under review.

10. INDUSTRIAL RELATIONS

Industrial relations continue to be cordial both at the Company's office and Trombay Terminal. The Management continued its drive towards healthy environment and safe operating practices at the Trombay Terminal by conducting regular training programmes for safety and environment protection awareness amongst the employees including mock fire drills. Lectures by outside faculty members on safety and fire fighting operations were arranged with audio-visuals aids for the benefit of the operating staff.

The Directors wish to record their appreciation for the exemplary contribution made by all employees in the organisation.

11. AUDITORS

i) Members are requested to appoint Auditors for the current year and to fix their remuneration.

ii) M/s. S.B. Billimoria & Co., the Company's Auditors are eligible for re-appointment. A certificate under Section 224(1) of the Companies Act, 1956, has been obtained from them.

On behalf of the Board of Directors
For CHEMICAL TERMINAL TROMBAY LIMITED
SYAMAL GUPTA
Chairman.

Mumbai, 21st May, 2002.

TATA

Financial Highlights

Rupees in lakhs

Year	1992-93	1993-94	1994-95	1995-96	1996-97	1997-98	1998-99	1999-2000	2000-01	2001-02
Income	755.96	870.22	946.65	1306.33	1530.24	1598.33	1626.38	1621.93	1280.54	1311.76
Profit before depreciation interest and tax	666.74	758.33	808.23	1107.70	1226.76	1201.05	1204.10	1082.82	620.61	508.30
Profit before tax	359.02	412.60	441.99	628.74	757.11	815.18	905.51	830.67	476.64	424.18
Profit after tax	151.27	185.77	228.99	336.74	424.55	476.86	574.14	561.92	350.64	370.76
Gross Block	2056.41	2366.63	3054.47	3663.87	3934.53	3965.72	3988.18	4156.31	2346.35	2471.59
Net Block	798.71	812.74	1193.96	1448.53	1362.29	1042.77	773.24	690.82	607.33	678.36
Equity Capital	96.00	96.00	192.00	192.00	192.00	192.00	192.00	192.00	192.00	192.00
Reserves & Surplus	973.53	1101.70	1167.50	1427.44	1704.15	2022.62	2391.89	2762.01	2975.12	3224.62
Net Worth	1069.53	1197.70	1359.50	1619.44	1896.15	2214.62	2583.89	2954.01	3167.12	3416.62
Borrowings	252.23	365.19	435.95	675.04	320.99	60.52	7.47	62.98	184.10	255.37
Per Equity Share (Rs.100/-) :-										
Earnings (Rs.)	157.57	193.51	119.27	175.39	221.12	248.37	299.03	292.67	182.63	193.10
Dividends (Rs.)	50.00	60.00	35.00	40.00	70.00	75.00	90.00	90.00	65.00	70.00
Net Worth (Rs.)	1114.09	1247.60	708.07	843.46	987.58	1153.45	1345.78	1538.55	1649.54	1779.49

Auditors' Report

To the Members of
Chemical Terminal Trombay Limited

1. We have audited the attached Balance Sheet of Chemical Terminal Trombay Limited as at 31st March, 2002 and the Profit and Loss Account of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above :

   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

   (c) in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   (d) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;

   (e) in our opinion and to the best of our information and according to explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002; and

      (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date.

5. On the basis of the written representations from the Directors, taken on record by the Board of Directors, none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director under Section 274 (1)(g) of the Companies Act, 1956.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 21 May, 2002.

Annexure to the Auditors' Report

(Referred to in paragraph 3 of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and location of fixed assets. Fixed assets other than those leased were physically verified during the year by the Management in accordance with a programme of verification, frequency whereof is reasonable. No material discrepancies were noticed on such verification. In respect of leased fixed assets, the Company has obtained letters from the respective lessees confirming the existence and condition of the assets.
2. The fixed assets have not been revalued during the year.
3. The nature of the Company's operations is such that stocking of stores purchased for any appreciable length of time is not involved.
4. In our opinion, the rate of interest and other terms and conditions of the loans taken from companies listed in the register maintained under Section 301 of the Companies Act, 1956 are *prima facie* not prejudicial to the interests of the Company. We are informed that there are no companies under the same management as defined in Section 370 (1B) of the Companies Act, 1956.
5. In our opinion, the rate of interest and other terms and conditions of the loans granted to companies listed in the register maintained under Section 301 of the Companies Act, 1956 are not *prima facie* prejudicial to the interests of the Company. We are informed that there are no companies under the same management as defined in Section 370(1B) of the Companies Act, 1956.
6. In respect of loans and advances in the nature of loans given by the Company, parties have repaid the principal amounts as stipulated and have also been regular in the payment of interest.
7. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of stores, plant and machinery, equipment and other assets.
8. According to the register maintained under Section 301 of the Companies Act, there were no transactions for purchase of goods and materials or sale of goods, materials or services made in pursuance of contracts or arrangements aggregating Rs. 50,000/- or more in respect of each party.
9. The Company has not accepted any fixed deposit from the public.
10. The internal audit functions carried out during the year by a firm of Chartered Accountants appointed by the Management have been commensurate with the size of the Company and the nature of its business.
11. According to the records of the Company, Provident Fund dues have been regularly deposited during the year with the appropriate authorities. We have been informed that none of the employees is covered by the Employees' State Insurance Scheme.
12. According to the information and explanations given to us and the books and records examined by us, there were no undisputed amounts payable in respect of income-tax, wealth tax, customs duties and sales-tax payable which were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
13. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
14. The Company has a reasonable system of recording receipts, issues and consumption of materials and stores commensurate with the size and the nature of its business. It is not considered necessary by the Management to allocate materials and manhours consumed to the relative jobs.
15. There is a reasonable system of authorisation at proper levels with necessary controls on the issue of stores. The system of internal control is commensurate with the size of the Company and the nature of its business.

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner

Mumbai, 21 May, 2002.

Chemical Terminal Trombay Limited

Balance Sheet as at 31st March, 2002

	Schedule No.	Rupees	As at 31.3.2001 Rupees
SOURCES OF FUNDS :			
(1) SHAREHOLDERS' FUNDS			
(*a*) Capital	A	1,92,00,000	*1,92,00,000*
(*b*) Reserves and Surplus	B	32,24,62,448	*29,75,11,624*
		34,16,62,448	*31,67,11,624*
(2) LOAN FUNDS :			
Unsecured Loans	C	2,55,37,297	*1,84,09,629*
TOTAL		36,71,99,745	*33,51,21,253*
APPLICATION OF FUNDS :			
(1) FIXED ASSETS :	D		
(*a*) Gross Block		24,71,59,450	*23,46,35,023*
(*b*) *Less* : Depreciation to date		18,52,05,937	*17,81,83,840*
(*c*) Net Block		6,19,53,513	*5,64,51,183*
(*d*) Capital Work-in-Progress (including advances)		58,82,318	*42,82,090*
(2) INVESTMENTS	E	24,06,08,009	*24,56,68,547*
(3) DEFERRED TAX ASSET		82,42,000	—
(4) CURRENT ASSETS, LOANS AND ADVANCES	F		
(*a*) Sundry Debtors		15,12,500	*5,80,000*
(*b*) Cash and Bank Balances		6,22,790	*17,88,799*
(*c*) Loans and Advances		9,38,69,452	*6,01,88,304*
		9,60,04,742	*6,25,57,103*
Less : CURRENT LIABILITIES AND PROVISIONS	G		
(*a*) Current Liabilities		2,55,09,847	*1,85,30,509*
(*b*) Provisions		1,99,80,990	*1,53,07,161*
		4,54,90,837	*3,38,37,670*
NET CURRENT ASSETS		5,05,13,905	*2,87,19,433*
TOTAL		36,71,99,745	*33,51,21,253*
Notes forming part of the Accounts	I		

As per our report of even date attached

For S.B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 21 May, 2002.

V. R. KUDTARKAR
General Manager (Finance) & Company Secretary.

For and on behalf of the Board

SYAMAL GUPTA
Chairman.

D. M. NARVEKAR
Executive Director.

Profit & Loss Account for the year ended 31st March, 2002

	Schedule No.	Rupees	Previous Year Rupees
INCOME			
A) INCOME FROM OPERATIONS			
i) Storage		9,06,44,979	9,51,37,241
ii) Other Terminalling Income, (TDS Rs.6,54,142/-, *Previous Year Rs.3,28,017/-*)		27,33,750	32,36,810
iii) Lease Rentals from Equipment Leasing		1,39,483	90,17,949
iv) Licence Fees and Allied charges (TDS Rs.18,68,240/-, *Previous Year Rs.14,28,520/-*)		90,76,500	64,65,787
B) OTHER INCOME			
i) Dividend from Long Term Investments (Including on Trade Investments Rs.98,34,468/-, *Previous Year Rs.12,45,947/-*)		1,54,29,125	1,03,52,658
ii) Net excess for Directors' Commission written back		—	22,700
iii) Profit on Sale of Assets		—	17,88,848
iv) Miscellaneous Income		5,28,876	2,62,600
	I	11,85,52,713	12,62,84,593
EXPENDITURE			
(*a*) Payments to and provisions for employees	1	1,74,03,066	1,67,49,670
(*b*) Operating Expenses	2	1,47,77,246	2,88,32,554
(*c*) Establishment Expenses	3	2,39,37,800	2,01,22,713
(*d*) Loss on sale of Fixed Assets		56,649	—
(*e*) Provision for Contingency (Service Tax)		30,00,000	—
	II	5,91,74,761	6,57,04,937
	I - II	5,93,77,952	6,05,79,656
Add : Net Interest Earned			
(i) Interest earned on Loans/Bank Deposit (TDS Rs.9,10,182/- *Previous Year Rs.3,82,177/-*)		77,68,305	17,68,952
(ii) *Less* : Interest Paid (including Fixed Loans Rs.4,96,256/- *Previous Year Rs.3,61,438/-*)		6,56,012	4,34,856
Less : Depreciation		77,55,927	1,39,61,887
PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		5,87,34,318	4,79,51,865
Exceptional Item:			
Add : Profit/(Loss) on Sale of Long Term Investment		48,54,946	(2,88,231)
Less : Provision for diminution in value of Investments		(2,11,71,011)	—
PROFIT BEFORE TAX		4,24,18,253	4,76,63,634
Less : Tax :			
Current (including provision for Wealth Tax Rs.25,000/-, *Previous Year Rs.25,000/-*)		1,47,00,000	1,26,00,000
Add : Deferred Tax		69,27,000	—
Add : Income Tax Refund of Earlier Years		24,30,571	—
PROFIT AFTER TAX		3,70,75,824	3,50,63,634
Balance of Profit & Loss Account brought forward		2,79,11,624	3,16,00,950
		6,49,87,448	6,66,64,584
Final Proposed		1,34,40,000	1,24,80,000
Tax on Dividend		—	12,72,960
Transfer to General Reserve		37,08,000	2,50,00,000
Balance carried to Balance Sheet		4,78,39,448	2,79,11,624
Notes forming part of the Accounts	I		

As per our report of even date attached

For S. B. BILLIMORIA & CO.
Chartered Accountants,

NALIN M. SHAH
Partner.

Mumbai, 21 May, 2002.

V. R. KUDTARKAR
General Manager (Finance) & Company Secretary.

For and on behalf of the Board

SYAMAL GUPTA
Chairman.

D. M. NARVEKAR
Executive Director.

Schedules forming part of the Balance Sheet

SCHEDULE 'A'
SHARE CAPITAL

	Rupees	As at 31.3.2001 Rupees
Authorised :		
10,00,000 Equity Shares of Rs.100/- each	**10,00,00,000**	***10,00,00,000***
Issued, Subscribed & Paid-up :		
1,92,000 Equity Shares of Rs.100/- each, fully paid	1,92,00,000	*1,92,00,000*
(of the above 1,80,000 shares have been issued as fully paid Bonus Shares by capitalisation of General Reserve – The Company is a subsidiary of The Tata Power Co. Ltd. which is holding 1,38,240 Equity Shares)		
	1,92,00,000	***1,92,00,000***

SCHEDULE 'B'
RESERVES & SURPLUS

	Rupees	As at 31.3.2001 Rupees
General Reserve :		
Balance as per last Balance Sheet	26,96,00,000	*24,46,00,000*
Add : Transferred from Deferred Tax Asset	13,15,000	—
Add : Transferred from Profit & Loss Account	37,08,000	*2,50,00,000*
	27,46,23,000	*26,96,00,000*
Profit & Loss Account	4,78,39,448	*2,79,11,624*
	32,24,62,448	***29,75,11,624***

SCHEDULE 'C'
UNSECURED LOANS

	Rupees	As at 31.3.2001 Rupees
From a Company (Short Term)	2,25,00,000	*1,60,00,000*
Loan from HDFC	30,37,297	*24,09,629*
	2,55,37,297	***1,84,09,629***

Schedules forming part of the Balance Sheet

SCHEDULE 'D'
FIXED ASSETS

	Gross Block as at 1.4.2001 (at Cost)	Additions	Deductions	Gross Block as at 31.3.2002 (at Cost)	Total Depreciation upto 31.3.2001	Depreciation for the year	Deductions	Total Depreciation upto 31.3.2002	Net Block as at 31.3.2002	Net Block as at 31.3.2001
	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.
Buildings	3,44,71,131	13,12,792	—	3,57,83,923	1,20,67,135	12,36,539	—	1,33,03,674	2,24,80,249	2,24,03,996
Plant & Machinery :										
a) Terminal	7,85,49,358	1,18,54,163	1,50,196	9,02,53,325	4,95,60,468	51,31,600	93,424	5,45,98,644	3,56,54,681	2,89,88,890
b) Equipment Leased out	11,13,05,752	—	—	11,13,05,752	11,13,05,752	—	—	11,13,05,752	—	—
c) Others	37,17,447	1,46,450	—	38,63,897	19,47,789	6,90,949	—	26,38,738	12,25,159	17,69,658
Furniture & Fittings	22,68,036	28,036	—	22,96,072	8,56,875	2,83,456	—	11,40,331	11,55,741	14,11,161
Office Equipment	3,29,258	2,48,465	42,480	5,35,243	70,826	52,065	11,441	1,11,450	4,23,793	2,58,432
Motor Vehicles	39,94,041	—	8,72,803	31,21,238	23,74,995	3,61,318	6,28,965	21,07,348	10,13,890	16,19,046
TOTAL	**23,46,35,023**	**1,35,89,906**	**10,65,479**	**24,71,59,450**	**17,81,83,840**	**77,55,927**	**7,33,830**	**18,52,05,937**	**6,19,53,513**	**5,64,51,183**
Previous Year	*41,56,31,487*	*13,31,208*	*18,23,27,672*	*23,46,35,023*	*34,65,49,625*	*1,39,61,887*	*18,23,27,672*	*17,81,83,840*	*5,64,51,183*	*6,90,81,864*

SCHEDULE 'E'
INVESTMENTS (at cost) (Long Term)

	No. of Shares / Units	Face Value 31.3.2002 Rs.	Cost as at 31.3.2002 Rs.	*Cost as at 31.3.2001 Rs.*
1. TRADE INVESTMENTS				
A. Equity Shares (Quoted) fully paid up :				
The Tata Power Co. Ltd.	40,058	4,00,580.00	14,29,725	*14,29,725*
B. Equity Shares (Unquoted) fully paid up :				
Tata Klockner Industrial Plants Ltd. (in liquidation)(Sale proceeds received during the year)				*100*
Aerospace Systems Pvt. Ltd.	3,75,000	37,50,000.00	37,50,000	*37,50,000*
C. Preference Shares (Unquoted) fully paid up :				
Tata Sons Ltd. 10% Cumulative Redeemable	57,650	5,76,50,000.00	5,76,50,000	*5,76,50,000*
Rallis India Ltd. 11% Cumulative Redeemable (Redeemed during the year)				*1,50,00,000*
Tata Finance Ltd. 10% Cumulative Redeemable (Purchased during the year)	2,00,000	2,00,00,000.00	2,00,00,000	—
2. OTHER INVESTMENTS (Unquoted)- Long Term				
Units of US' 64 - Unit Trust of India (Sold during the year 9,90,082 units)	22,94,200	2,29,42,000.00	3,47,76,321	*4,47,76,240*

(Contd.)

Schedules forming part of the Balance Sheet

SCHEDULE 'E' *(Contd.)*

INVESTMENTS (at cost) (Long Term)

		No. of Shares / Units	Face Value 31.3.2002 Rs.	Cost as at 31.3.2002 Rs.	*Cost as at 31.3.2001 Rs.*
	Units of Mutual Funds				
(a)	Tata Income Fund (Appreciation) .... (14,89,584.836 units sold & 6,85,179.298 units purchased during the year)	6,85,179.298	68,51,792.98	1,25,00,000	*2,17,83,486*
(b)	Tata Balanced Fund	26,40,430.947	2,64,04,309.47	4,75,56,507	*4,75,79,945*
(c)	Tata - Select Sector Fund	96,377.801	9,63,778.01	30,00,000	*30,00,000*
(d)	Birla Balanced Fund(Growth)	8,50,340.136	85,03,401.36	1,00,00,000	*1,00,00,000*
(e)	Prudential ICICI Balanced Fund (Growth) .... (10,14,198.783 units sold during the year)				*97,95,634*
(f)	Kothari Pioneer Balanced Fund (Growth) .... (10,57,082.452 units sold during the year)				*98,51,838*
(g)	Sun F&C Money Value Fund – Liquid Option (Daily Dividend) Plan .... (15,00,000 units purchased during the year)	35,03,604.347	3,50,36,043.47	3,50,25,729	*2,10,51,579*
3.	OTHER INVESTMENTS (Unquoted)- Current				
(a)	Tata Liquid Fund (Appreciation) .... (Purchased during the year)	7,07,723.684	70,77,236.84	90,00,000	—
(b)	Tata Liquid Fund (Regular) .... (Purchased during the year)	12,78,848.695	1,27,88,486.95	1,49,97,164	—
(c)	Kothari Pioneer Mutual Fund (TMA-Dividend) ... (Purchased during the year)	10,411.583	1,04,11,583.00	1,20,93,574	—
				26,17,79,020	*24,56,68,547*
	Less : Provision for diminution in value of Investments			2,11,71,011	
				24,06,08,009	*24,56,68,547*
	QUOTED INVESTMENTS :				
	Aggregate Cost			14,29,725	*4,62,05,965*
	Aggregate Market Value			45,46,583	*5,02,80,127*
	UNQUOTED INVESTMENTS :				
	Aggregate Cost			26,03,49,295	*19,94,62,582*

SCHEDULE 'F'

CURRENT ASSETS, LOANS AND ADVANCES

	Rupees	*As at 31.3.2001 Rupees*
CURRENT ASSETS		
Sundry Debtors		
Outstanding for more than six months		
Other Debts :		
Secured, considered good	7,15,000	*70,000*
Unsecured, considered good	7,97,500	*5,10,000*
	15,12,500	*5,80,000*

(Contd.)

Schedules forming part of the Balance Sheet

SCHEDULE 'F' *(Contd.)*
CURRENT ASSETS, LOANS AND ADVANCES

	Rupees	As at 31.3.2001 Rupees
CASH AND BANK BALANCES		
(i) Cash on Hand	1,359	1,471
(ii) With Scheduled Banks on Current Accounts	6,21,431	7,87,328
(iii) Term Deposit with Scheduled Bank	—	10,00,000
	6,22,790	17,88,799
LOANS AND ADVANCES		
(i) **Secured, considered good**		
Loans to Staff (including to an Officer, Rs.76,700/- maximum amount during the year - Rs.76,700/-)	28,01,323	22,17,649
(ii) **Unsecured, considered good unless otherwise stated**		
Loans to Companies (including interest accrued thereon Rs.9,29,205/-, *Previous year Rs.4,64,966/-*)	8,54,29,205	3,29,64,966
Advances recoverable in cash or in kind or for value to be received :		
Considered good	56,38,924	2,50,05,689
Considered doubtful from a late Managing Director	10,138	10,138
Less : Provision for doubtful advances	(10,138)	(10,138)
TOTAL	9,38,69,452	6,01,88,304

SCHEDULE 'G'
CURRENT LIABILITIES

	Rupees	As at 31.3.2001 Rupees
Sundry Creditors (other than SSI undertakings) (including owing to Directors Rs.12,51,895/-, *Previous Year - Rs.10,48,650/-*)	62,33,971	57,02,340
Income Received in advance	1,76,471	19,908
Other Liabilities	1,06,81,610	1,03,99,275
Advances received from customers	82,68,000	24,00,000
Interest accrued but not due on loan	1,49,795	8,986
	2,55,09,847	1,85,30,509
PROVISIONS		
For Current Taxation (Net of Advance Taxes)	9,45,453	25,66,449
For Leave Encashment	2,95,537	2,60,712
For Retiring Benefit to Ex-ED	23,00,000	—
For Contingency (Service Tax)	30,00,000	—
Proposed Dividend	1,34,40,000	1,24,80,000
	1,99,80,990	1,53,07,161

Schedules forming part of the Balance Sheet

SCHEDULE 'H'

ACCOUNTING POLICIES OF THE COMPANY

I. FIXED ASSETS :

(a) Fixed Assets including improvements which significantly extend the useful life of plant and equipment are carried at purchase price and any attributable costs of bringing the asset to its working condition for its intended use less accumulated depreciation. Items no longer in service are removed both from Fixed Assets and accumulated depreciation account.

(b) Fixed assets are capitalised at cost plus freight, insurance, excise duty, sales tax, customs duty, erection/installation charges and consultancy fees.

(c) Depreciation on additions during the year is provided from the date of capitalisation. In the same way, depreciation on assets sold is provided upto the date of disposal.

(d) Lease Rentals are accounted on accrual basis.

(e) Depreciation on leased fixed assets is provided on the straight line basis, writing off 100% of the cost of the assets over the primary life of the lease and is calculated on a pro rata basis with reference to the date from which the lease rentals commence. Depreciation on other fixed assets is provided on the written down value basis at the rates and in the manner prescribed by Schedule XIV of the Companies Act, 1956.

II. INVESTMENTS :

Investments classified as 'Long Term Investments' are stated at cost plus brokerage and transfer cost less provision for diminution in value of individual investment whenever required. 'Current Investments' are valued at the lower of cost and fair value.

III. REVENUE RECOGNITION :

Terminalling Charges and Lease Rentals for Equipment Leasing are recognised for the period to which they relate as and when they are accrued and invoiced.

IV. INVENTORIES :

The nature of the Company's business does not involve stocking of inventories. Stores consumed are shown at cost consisting of purchase price, taxes, duties and other incidental expenses, if any.

V. RETIREMENT BENEFITS :

(a) The Company contributes to the Employees' Provident Fund maintained under The Employees' Provident Fund Scheme by the Maharashtra State Government, which is debited to Profit and Loss Account.

(b) The liabilities in respect of superannuation and gratuity are covered under Life Insurance Corporation's approved scheme. The difference between the amounts received from LIC towards gratuities of retiring employees and actual amount of gratuities paid is debited to Profit & Loss Account.

(c) Provision is made for leave encashment on accrual basis.

VI. TAXES ON INCOME :

Income-taxes are maintained in accordance with AS 22, namely, Accounting for Taxes on Income, whereby deferred income-tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that would result in taxable or deductible amounts in future years.

SCHEDULE 'I'

NOTES FORMING PART OF THE ACCOUNTS

1. (a) The remuneration paid to the late Managing Director for the year ended 31st March, 1976 exceeded the minimum remuneration sanctioned by the Central Government by Rs.27,347/- inclusive of commission of Rs.7,438/- which commission has been shown in the accounts as recoverable from the late Managing Director. The Company's application to the Central Government for approval of the remuneration paid (excluding commission) as the minimum remuneration has been rejected. The Company has made a further representation to the Central Government which is pending with the Government. Pending such approval, no recovery has been made from the late Managing Director of the excess remuneration including commission of Rs.7,438/-.

(b) The remuneration paid to the late Managing Director for the year ended 31st March, 1977 exceeded the limits prescribed by Section 309(3) of the Companies Act, 1956 by Rs.48,787/-. No recovery of the excess remuneration has been made from the late Managing Director.

(c) As a result of the sudden death of the Managing Director during 1978-79, reimbursement of the medical expenses to the Managing Director during 1977-78 has exceeded the amount payable as per Central Government's approval by Rs.2,334/-. The excess amount reimbursed is subject to the approval of the Central Government.

(d) The Company has made a representation to the Department of Company Affairs to waive the recovery of Rs.21,209/- after setting-off the amounts due to the late Managing Director. The approval of the Department is awaited.

2. (a) CIF Value of Imports:
Stores Rs. Nil *(Previous Year - Rs. 2,91,324/-)*

(b) Value of Stores and Spare Parts Consumed:

	2001-2002		2000-2001	
(i) Imported	Nil	Nil	Rs. 5,27,007/-	31.33%
(ii) Indigenous	Rs.11,67,655/-	100%	Rs.11,55,169/-	68.67%
	Rs.11,67,655/-	100%	Rs.16,82,176/-	100.00%

3. Expenditure in foreign currency for various matters – Rs.50,663/- *(Previous Year Rs.1,27,865/-)*

4. Contingent Liabilities not provided for:

(a) The Company has "Line of Credit (LOC) Through" facility with Housing Development Finance Corporation Ltd.(HDFC) for an amount of Rs.30.00 lakhs under the Company's Housing Loan Scheme for its employees. Total amount outstanding with HDFC under the scheme at the end of the year is Rs.27,32,146/-, the repayment of which is guaranteed by the Company.

(b) Estimated amount of contracts remaining to be executed on capital account and not provided for Rs.22,20,000/- *(Previous Year Rs.3,15,000/-).*

5. Previous year's figures have been re-grouped, wherever necessary, to conform to this year's classification.

6. Managerial Remuneration:

	Rs.
(a) Salaries and Allowances	6,13,800/-
(b) Perquisites	3,39,560/-
(c) Contribution to Provident and Superannuation Fund	1,06,920/-
(d) Commission	4,14,000/-
	14,74,280/-

The above excludes contributions towards Gratuity Fund, for which separate amount is not available.

7. Deferred income-taxes provided for timing differences :

(a) Differences between depreciation for the purposes of tax and financial statements	Rs.	(15,16,982/-)
(b) Provident Fund contributions paid before the due date – for F.Y. 2001-02 & 2000-01	Rs.	30,695/-
(c) Provision for Diminution in Value of Investments	Rs.	77,80,347/-
(d) Provision for Contingency (Service Tax)	Rs.	11,02,500/-
(e) Provision for Pension to Ex-Executive Director	Rs.	8,45,250/-
(f) Others – (Rounding Off)	Rs.	190/-
	Rs.	82,42,000/-

Schedules forming part of the Profit and Loss Account

SCHEDULE '1'

PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

		Rupees	Previous Year Rupees
(i)	Salaries, Wages and Bonus including Ex-gratia	1,36,61,646	1,34,62,331
(ii)	Contribution to Provident & Other Funds	15,96,467	15,15,388
(iii)	Workmen & Staff Welfare Expenses	21,44,953	17,71,951
		1,74,03,066	1,67,49,670

SCHEDULE '2'

OPERATING EXPENSES

		Rupees	Previous Year Rupees
1.	Consumption of Stores	11,67,655	16,82,176
2.	Electricity Charges	10,49,510	10,81,406
3.	Way Leave Fee to MBPT	80,23,826	63,00,419
4.	Repairs & Maintenance of :		
	a) Buildings	4,14,645	16,46,159
	b) Plant & Machinery	31,86,181	1,68,37,918
5.	Other Operating Expenses	9,35,429	12,84,476
		1,47,77,246	2,88,32,554

SCHEDULE '3'

ESTABLISHMENT EXPENSES

		Rupees	Previous Year Rupees
1.	Rent	74,30,204	72,29,201
2.	Repairs & Maintenance of Other Assets	9,91,180	10,13,328
3.	Insurance	19,04,329	16,75,563
4.	Rates and Taxes	14,54,448	14,62,142
5.	Commission to Directors	6,31,500	—
6.	Directors' Sitting Fees	55,000	52,500
7.	Auditors' Remuneration :		
	(a) As Auditors	1,10,000	1,10,000
	(b) For Taxation Matters	40,000	18,500
	(c) Service Tax	7,500	7,250
8.	Donations	2,500	1,02,500
9.	Miscellaneous Expenses	48,09,693	38,35,345
10.	Legal & Professional Charges	38,54,859	36,92,887
11.	Brokerage Paid	2,762	8,89,497
12.	Pension & Medical Benefits to Ex-ED	26,43,825	34,000
		2,39,37,800	2,01,22,713

SCHEDULE '4'

Statement showing computation of Net Profit in accordance with Section 349 of the Companies Act, 1956, with details of Commission payable by way of percentage of such profit to the Directors for the F.Y. 2001-02

	Rupees	Rupees
Profit before taxation as per Profit & Loss Account		4,24,18,253
Add:		
Managerial Remuneration (Net of Rs.1,80,000/- Written back)	14,74,280	
Non- Whole-time Directors' Commission	6,31,500	
Directors' Sitting Fees	55,000	
Provision for diminution in value of Investments	2,11,71,011	
Provision for Retiring Benefit to Ex-ED	23,00,000	2,56,31,791
		6,80,50,044
Less:		
Profit on Sale of Investments (Net)		48,54,946
Net Profit in accordance with Section 349 of the Companies Act, 1956		6,31,95,098
COMMISSION		
Commission payable to the Non-Wholetime Directors at 1% of Net Profit		6,31,951
Rounded Off to		6,31,500
Commission to Executive Director at 18 months' salary		5,94,000

For and on behalf of the Board

SYAMAL GUPTA
Chairman.

V. R. KUDTARKAR
General Manager (Finance)
& Company Secretary.

D. M. NARVEKAR
Executive Director.

Mumbai, 21st May, 2002.

Chemical Terminal Trombay Limited

Balance Sheet Abstract and Company's General Business Profile

I. **Registration Details**

Registration No. 14572 — State Code 11

Balance Sheet Date: 31 (Date) 03 (Month) 2002 (Year)

II. **Capital raised during the year**
(Amount in Rupees thousands)

Public Issue: NIL	Bonus Issue: NIL
Rights Issue: NIL	Private Placement: NIL

III. **Position of Mobilisation and Deployment of Funds**
(Amount in Rupees thousands)

Total Liabilities: 367200	Total Assets: 367200

Sources of Funds :

Paid-up Capital: 19200	Reserves & Surplus: 322463
Secured Loans: NIL	Unsecured Loans: 25537

Application of Funds :

Net Fixed Assets: 67836	Investments: 240608
Deferred Tax Asset: 8242	
Net Current Assets: 50514	Miscellaneous Expenditure: NIL
Accumulated Losses: NIL	

IV. **Performance of the Company**
(Amount in Rupees thousands)

Total Income: 131176	Total Expenditure: 88758
Profit before Tax: 42418	Profit after Tax: 37076
Earnings per Share (Rs.): 193	Dividend Rate %: 70

V. **General Names of Principal Product/Services of Company (as per Monetary terms)**

Item Code No. (ITC Code)	Products Description
NIL	Bulk Storage of liquid chemicals and petroleum products

For and on behalf of the Board

SYAMAL GUPTA
Chairman.

V. R. KUDTARKAR
General Manager (Finance)
& Company Secretary.

D. M. NARVEKAR
Executive Director.

Mumbai, 21st May, 2002.

BOARD OF DIRECTORS
(As on 21st May, 2002)

MR. A. J. ENGINEER	*Chairman*
DR. H. S. VACHHA	
MR. P. D. KARKARIA	
MR. R. K. KANGA	
MR. F. A. VANDREVALA	
MR. A. CHARAN	

COMPANY SECRETARY

MS. M.H. PURANDARE

REGISTERED OFFICE

Bombay House
24, Homi Mody Street,
Mumbai 400 001.

AUDITORS

N. M. Raiji & Co.
Chartered Accountants

BANKERS

State Bank of India

ABN Amro Bank NV

Directors' Report

TO THE MEMBERS

The Directors hereby present their Twenty - third Annual Report on the business and operations of the Company and the statement of accounts for the year ended 31st March, 2002.

FINANCIAL RESULTS

The summarised financial results are:

	2001-02 Rupees in lakhs	*2000-01 Rupees in lakhs*
Profit/(Loss) before tax	(807.49)	*(390.56)*
Less : Provision for taxation : Deferred Tax	62.27	—
Profit/(Loss) after tax	(869.76)	*(390.56)*
Less: Excess/(Short) provision for taxation in earlier year	—	*2.57*
Add : Transfer from General Reserve	467.95	—
Balance brought forward from the previous year	133.28	*521.27*
Amount available for appropriation	(268.53)	*133.28*
Appropriations		
Balance to be carried forward	(268.53)	*133.28*

OPERATIONS

The Company made a loss before tax of Rs. 807.49 Lakhs as against a Loss of Rs. 390.56 Lakhs during the previous year. During the year total turnover was higher by 550.32 Lakhs. However, the Company made a loss mainly due to higher interest costs amounting to Rs. 1338.14 Lakhs on increased borrowings.

DIVIDEND

In view of the loss incurred, the Directors regret their inability to recommend payment of Dividend.

DIRECTORS

In accordance with the Companies Act, 1956 and the Articles of Association of the Company, Mr. R.K. Kanga retires by rotation and is eligible for re-appointment.

The Board of Directors appointed Mr. F. A. Vandrevala and Mr. A. Charan as Additional Directors with effect from 21st May, 2002, in accordance with Article 37 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956. The Company has received notices from Members proposing the candidature of Mr. Vandrevala & Mr. Charan as Directors.

Mr. V.N. Meckoni has resigned as a Director of the Company with effect from May 20, 2002. The Board has placed on record its appreciation for the valuable contribution made to the Company by Mr. Meckoni during his tenure as a Director.

The Company has an Audit Committee comprising of three Directors viz. Dr. H.S. Vachha, Mr. P.D. Karkaria and Mr. R.K. Kanga. Dr. H.S. Vachha is the Chairman of the Audit Committee.

AUDITORS

Members are requested to appoint Auditors for the current year and to fix their remuneration. M/s N.M. Raiji & Co., the existing Auditors, have under Section 224 (1) of the Companies Act, 1956, indicated their eligibility for re-appointment.

PARTICULARS OF EMPLOYEES

The Company had no employees of the category specified under Section 217(2A) of the Companies Act, 1956.

CONSERVATION OF ENERGY TECHNOLOGY ABSORBTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

The provisions of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 pertaining to conservation of energy, technology absorption and foreign exchange earnings and outgo are not applicable to the Company.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representations received from the Operating Management, confirm that :-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

ii) they have, in the selection of the accounting policies consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

iii) they have taken proper and sufficient care, to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors,

A. J. ENGINEER
Chairman.

Mumbai, May 21, 2002.

Auditors' Report

To the Members of AF-TAAB INVESTMENT COMPANY LIMITED

We have audited the attached Balance Sheet of Af-Taab Investment Company Limited as at March 31, 2002 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 and on the basis of such checks of the books and records of the Company as we considered appropriate and according to the information and explanations given to us during the course of the audit, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order to the extent applicable.

Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

(*a*) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

(*b*) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books;

(*c*) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account;

(*d*) In our opinion, the Profit and Loss Account and the Balance Sheet comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable;

(*e*) On the basis of the written confirmations received from the Directors and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

(*f*) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and the Profit and Loss Account read together with the notes thereon give the information required by the Companies Act, 1956, in the manner so required and also give a true and fair view in conformity with the accounting principles generally accepted in India:

1. in case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and
2. in case of the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants,

M. N. THAKKAR
Partner.

Place : Mumbai,
Dated : May 22, 2002.

Annexure to the Auditors' Report

(Referred to in paragraph (1) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The building and computers has been physically verified by the management during the year and other assets lying with third parties have been confirmed by them. The frequency of verification in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification and duly confirmed by third parties as compared with the book records.
2. None of the fixed assets have been revalued during the year.
3. The stock of shares was physically verified by the management at the close of the year.
4. In our opinion, the procedure of physical verification of stocks followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed between the physical stocks and book records were not material in relation to the operations of the Company.
6. On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper and in accordance with the normally accepted accounting principles.
7. The rate of interest and other terms and conditions on which unsecured loans have been taken from the Company listed in the register maintained under Section 301 of the Companies Act, 1956, are in our opinion, not prima facie prejudicial to the interest of the Company. In view of deletion of Section 370 (1B) of the Companies Act, 1956, it is not possible for us to comment on loans from companies under the same management.
8. Except an interest free loan granted to a Company listed in the register maintained under Section 301 of the Companies Act, 1956, which is considered doubtful of recovery, and provided for, the Company has not granted any loans, secured or unsecured to Companies, listed in the register maintained under section 301 of the Companies Act, 1956. In view of deletion of Section 370 (1B) of the Companies Act, 1956, it is not possible for us to comment on loans from companies under the same management.
9. In respect of inter-corporate deposits given by the Company, the principal amount and interest thereon have been recovered as per stipulation, except for interest on intercorporate deposits and delayed payment charges which are considered doubtful of recovery and provided for.
10. The Company has complied with the Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1998.
11. In our opinion, the Company has an adequate internal audit system commensurate with the size of the Company and nature of its business.
12. In our opinion, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of assets.
13. No undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2002 for a period of more than six months from the date they become payable.
14. No personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.
15. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
16. The Company has maintained proper records of the transactions and contracts in respect of shares, securities, debentures and other investments and has also made timely entries therein. The shares, securities, debentures and other investments are held by the Company in its own name except the shares, which are lodged for transfer and which are in the process.

For N. M. RAIJI & CO.
Chartered Accountants,

M. N. THAKKAR
Partner.

Place : Mumbai,
Dated : May 22, 2002.

Af-Taab Investment Company Limited

Balance Sheet as at 31st March, 2002

	Schedule	As at March 31, 2002 Rupees	As at March 31, 2001 Rupees
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	1	89,280,000	89,280,000
Reserves and Surplus	2	443,710,000	475,502,590
LOAN FUNDS			
Unsecured Loans	3	1,654,318,000	1,517,500,000
		2,187,308,000	2,082,282,590
APPLICATION OF FUNDS			
FIXED ASSETS	4		
Gross Block		27,986,333	27,986,333
Less: Depreciation		4,454,144	3,908,751
Net Block		23,532,189	24,077,582
INVESTMENTS	5	2,087,084,960	2,014,710,263
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	6	99,935,550	31,984,605
Bank Balances	7	1,383,518	483,906
Loans and Advances	8	66,907,461	59,654,336
		168,226,529	92,122,847
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities	9	140,491,811	48,628,102
NET CURRENT ASSETS		27,734,718	43,494,745
Deferred Tax	10	22,103,389	—
Profit and Loss Account		26,852,744	—
		2,187,308,000	2,082,282,590

As per our report annexed
For N. M. RAIJI & CO.
Chartered Accountants,

M. N. THAKKAR
Partner.

Mumbai, May 22, 2002.

For and on behalf of the Board

A. J. ENGINEER — *Chairman.*
H. S. VACHHA — *Director.*
R. K. KANGA — *Director.*
M. H. PURANDARE — *Company Secretary.*

Mumbai, May 21, 2002.

Profit and Loss Account for the year ended 31st March, 2002

	Schedule	2001-02 Rupees	2000-01 Rupees
INCOME			
Income from Operations	11	58,431,929	*24,617,086*
Sales		54,271,825	*37,667,062*
Other Income	12	13,915,262	*9,302,849*
		126,619,016	***71,586,997***
EXPENDITURE			
Establishment & Other Expenses	13	1,308,231	*3,520,811*
Purchases		139,650,715	*39,706,068*
Interest on Deposits		126,910,236	*75,966,123*
Interest on Loan		6,904,109	*153,425*
Depreciation		545,393	*623,529*
Provision for Doubtful Deposits		—	*88,035*
		275,318,684	*120,057,991*
Add/(Less): Decrease/(Increase) in Stock	14	(67,950,945)	*(9,414,668)*
		207,367,739	*110,643,323*
PROFIT/(LOSS) FOR THE YEAR BEFORE TAX		(80,748,723)	*(39,056,326)*
Provision for Taxation			
– Current tax		—	—
– Deferred tax		6,227,333	—
PROFIT/(LOSS) FOR THE YEAR AFTER TAX		(86,976,056)	*(39,056,326)*
Less: Excess/(Short) Provision for Taxation for earlier year		—	*257,618*
Add: Transfer from General Reserve		46,795,306	—
Balance brought forward from previous year		13,328,006	*52,126,714*
AMOUNT AVAILABLE FOR APPROPRIATION		**(26,852,744)**	***13,328,006***
APPROPRIATIONS			
Balance carried to Balance Sheet		(26,852,744)	*13,328,006*
		(26,852,744)	*13,328,006*

As per our report annexed
For N. M. RAIJI & CO.
Chartered Accountants,

M. N. THAKKAR
Partner.

Mumbai, May 22, 2002.

For and on behalf of the Board

A. J. ENGINEER	*Chairman.*
H. S. VACHHA	*Director.*
R. K. KANGA	*Director.*
M. H. PURANDARE	*Company Secretary.*

Mumbai, May 21, 2002.

Schedules annexed to and forming part of the Accounts

SCHEDULE "1" : SHARE CAPITAL

	As at March 31, 2002 Rupees	*As at March 31, 2001 Rupees*
Authorised:		
1,000,000 *(Previous Year 1,000,000)* Equity Shares of Rs. 100 each	100,000,000	*100,000,000*
Issued, Subscribed and Paid up :		
892,800 *(Previous Year 892,800)* Equity Shares of Rs. 100 each	89,280,000	*89,280,000*
Of the above shares :		
74,400 Equity Shares are allotted as fully paid Bonus Shares by capitalising Rs. 7,440,000 out of General Reserve		

SCHEDULE "2" : RESERVES AND SURPLUS

		As at March 31, 2002 Rupees	*As at March 31, 2001 Rupees*
Share Premium Account			
Balance brought forward	426,560,000		*128,960,000*
Add : Received during the year	—		*297,600,000*
		426,560,000	*426,560,000*
General Reserve			
Balance brought forward	18,464,584		*18,464,584*
Deferred Tax Asset as on 1st April, 2001 (Refer Schedule 10)	28,330,722		—
	46,795,306		*18,464,584*
Less : Transferred to Profit and Loss Account	46,795,306		—
		—	*18,464,584*
Special Reserve Fund			
Balance brought forward		17,150,000	*17,150,000*
Profit and Loss Account		—	*13,328,006*
		443,710,000	*475,502,590*

SCHEDULE "3" : UNSECURED LOANS

	As at March 31, 2002 Rupees	*As at March 31, 2001 Rupees*
Inter Corporate Deposits	1,654,318,000	*1,267,500,000*
Loan from ICICI Ltd.	—	*250,000,000*
(Repayable within a Year Rs. Nil, *Previous Year Rs. 250,000,000*)		
	1,654,318,000	*1,517,500,000*

Schedules annexed to and forming part of the Accounts

SCHEDULE "4" : FIXED ASSETS

ASSETS	COST				DEPRECIATION				NET VALUE
	As at 1.4.2001 Rupees	Additions Rupees	Deductions Rupees	As at 31.03.2002 Rupees	As at 1.4.2001 Rupees	On Deductions Rupees	For the year Rupees	As at 31.03.2002 Rupees	As at 31.03.2002 Rupees
Building	25,532,071	—	—	25,532,071	3,701,395	—	416,173	4,117,568	21,414,503
	(25,532,071)	*(—)*	*(—)*	*(25,532,071)*	*(3,285,222)*	*(—)*	*(416,173)*	*(3,701,395)*	*(21,830,676)*
Transformers	2,297,032	—	—	2,297,032	204,917	—	103,896	308,813	1,988,219
	(558,184)	*(1,738,848)*	*(—)*	*(2,297,032)*	*(—)*	*(—)*	*(204,917)*	*(204,917)*	*(2,092,115)*
Computers	157,230	—	—	157,230	2,439	—	25,324	27,763	129,467
	(—)	*(157,230)*	*(—)*	*(157,230)*	*(—)*	*(—)*	*(2,439)*	*(2,439)*	*(154,791)*
Total	**27,986,333**	**—**	**—**	**27,986,333**	**3,908,751**	**—**	**545,393**	**4,454,144**	**23,532,189**
	(26,090,255)	***(1,896,078)***	***(—)***	***(27,986,333)***	***(3,285,222)***	***(—)***	***(623,529)***	***(3,908,751)***	***(24,077,582)***

Figures in brackets pertain to previous year.

SCHEDULE "5" : INVESTMENTS (AT COST)

LONG TERM NON-TRADE INVESTMENTS	Face Value per unit Rupees	As at March 31, 2002 Holding	As at March 31, 2002 Book Value Rupees	*As at March 31, 2001 Holding*	*As at March 31, 2001 Book Value Rupees*
QUOTED					
EQUITY SHARES FULLY PAID-UP					
1) Trent Ltd. (Formerly Lakme Ltd.)	10	451,268	52,830,186	*451,268*	*52,830,186*
2) Tata Tea Ltd.	10	—	—	*40*	*967*
3) The Indian Hotels Co. Ltd.	10	2,544	53,869	*2,544*	*53,869*
4) The Tata Iron and Steel Co. Ltd.	10	12,145	971,600	*12,145*	*971,600*
5) Tata Finance Ltd.	10	500,000	40,313,750	*500,000*	*40,313,750*
6) Tata Elxsi Ltd.	5	30,000	2,367,607	*29,000*	*2,302,745*
7) Tata Engineering and Locomotive Co. Ltd.	10	1,250	80,581	—	—
8) Tata Investment Corporation Ltd.	10	911,598	58,114,373	—	—
9) Nelco Ltd.	10	268,460	21,424,923	*268,460*	*21,424,923*
DEBENTURES					
10) J K Synthetics Ltd. 12.5% Secured Redeemable Partly Convertible Debentures (Non Convertible Part) (Refer Note 1)	180	200	36,000	*200*	*36,000*
11) Tata Investment Corporation Ltd. (Zero Coupon Partly Convertible Debentures) (Part B - Rs. 40, Part C - Rs. 20)	60	151,933	9,115,980	—	—
PREFERENCE SHARES					
12) Tata Finance Ltd. - 9% Cumulative Convertible Preference Shares (CCP)	100	100,000	10,000,000	—	—
13) Units Unit Trust of India - Unit Scheme 64	10	—	—	*357,145*	*5,000,030*
Total of Quoted Investments			195,308,869		*122,934,070*

Schedules annexed to and forming part of the Accounts

SCHEDULE "5" : INVESTMENTS (AT COST)

LONG TERM NON-TRADE INVESTMENTS	Face Value per unit Rupees	As at March 31, 2002 Holding	As at March 31, 2002 Book Value Rupees	As at March 31, 2001 Holding	As at March 31, 2001 Book Value Rupees
UNQUOTED					
EQUITY SHARES FULLY PAID-UP					
14) Aerospace Systems Pvt. Ltd.	10	180,000	1,800,000	180,000	1,800,000
15) Dynamic Advertising Research Team. Pvt. Ltd.	100	996	99,600	996	99,600
16) Rujuvalika Investments Ltd.	10	183,333	3,000,000	100,000	1,500,000
17) Tata International Ltd. (Formerly Tata Exports Ltd.)	1000	12,000	69,948,002	12,000	69,948,002
18) Tata Industries Ltd.	100	567,606	74,171,800	567,606	74,171,800
19) Tata Klockner Industrial Plants Ltd.	100	—	—	1	102
20) Tata Projects Ltd.	100	22,500	10,166,270	22,500	10,166,270
21) Tata Services Ltd.	1000	912	916,539	912	916,539
22) The Associated Building Co. Ltd.	900	425	384,415	425	384,415
23) Viplav Investments Ltd.	10	—	—	100,000	1,500,000
24) Megapode Airlines Ltd.	10	4,200,000	42,000,000	4,200,000	42,000,000
25) Tata Sons Ltd.	1000	2,100	1,688,349,000	2,100	1,688,349,000
26) Orchid Print (India) Ltd (Formerly R.R. Donnelley (India) Ltd.)	10	60,159	932,465	60,159	932,465
27) Gujarat Narmada Valley Fertilizers Co. Ltd. 15.5% Secured Redeemable Non-Convertible Debentures (Rs. 8 paid up)	40	1,000	8,000	1,000	8,000
Total of Unquoted Investments			1,891,776,091		1,891,776,193
Total			2,087,084,960		2,014,710,263
Aggregate value of Quoted Investments :					
Cost			195,308,869		122,934,070
Market Value			171,492,545		63,677,526
Aggregate Value of Unquoted Investments :					
Cost			1,891,776,091		1,891,776,193

Note:

1. These Debentures were to be redeemed in full by December 14, 1997, but amount is yet to be received.

Schedules annexed to and forming part of the Accounts

SCHEDULE "6" : STOCK-IN-TRADE

		Face Value per unit Rupees	As at March 31, 2002 Holding	As at March 31, 2002 Amount Rupees	As at March 31, 2001 Holding	As at March 31, 2001 Amount Rupees
1)	ACC Ltd.	10	30,670	4,309,739	—	—
2)	Ahmedabad Electricity Co. Ltd.	10	564,292	36,453,263	—	—
3)	Balmer Lawrie and Co. Ltd.	10	—	—	3,475	78,188
4)	Bharat Earth Movers Ltd.	10	20,000	381,793	—	—
5)	BSES Ltd.	10	8,900	1,263,800	9,000	1,278,000
6)	Ballarpur Industries Ltd.	10	22,000	1,052,700	—	—
7)	Bharat Petroleum Corporation Ltd.	10	3,500	656,950	—	—
8)	Britannia Industries Ltd.	10	6,600	3,438,600	6,600	4,613,730
9)	CEAT Ltd.	10	—	—	6,731	135,293
10)	Cipla Ltd.	10	10,200	10,302,000	5,000	4,990,500
11)	Corporation Bank Ltd.	10	2,400	177,600	2,400	177,600
12)	Cummins India Ltd.	2	10,000	522,500	—	—
13)	Dr. Reddy's Laboratories Ltd.	5	1,000	899,700	—	—
14)	Elcot Power Controls Ltd.	10	1,000	1	1,000	1
15)	Essar Steel Ltd.	10	—	—	9,000	58,500
16)	GTL Ltd. (Formerly Global Telesystems Ltd.)	10	36,200	3,723,170	9,700	1,573,340
17)	Gujarat Narmada Valley Fertiliser Co. Ltd.	10	—	—	2,500	39,750
18)	Gujarat Ambuja Cement Ltd.	10	1,000	199,700	—	—
19)	Housing Development Finance Corporation Ltd.	10	1,864	427,471	1,864	427,471
20)	Hindustan Lever Ltd.	1	9,000	1,708,041	5,000	863,425
21)	Hindustan Petroleum Corporation Ltd.	10	5,500	748,439	—	—
22)	Indian Petrochemicals Ltd.	10	5,000	271,250	5,000	271,250
23)	Indian Oil Corporation Ltd.	10	2,000	337,764	—	—
24)	Infosys Technologies Ltd.	5	2,350	8,664,568	1,450	5,921,438
25)	ITC Ltd.	10	5,000	3,455,000	—	—
26)	India Cements Ltd.	10	11,500	345,000	—	—
27)	J.K. Synthetics Ltd.	10	1,700	1	1,700	1
28)	Larsen & Toubro Ltd.	10	7,340	565,263	7,340	565,263
29)	Madras Cement Ltd.	100	1,675	7,095,468	—	—
30)	Oil & Natural Gas Corporation Ltd.	10	15,000	2,190,280	—	—
31)	Pfizer Ltd.	10	8,700	3,898,470	8,700	4,867,215
32)	PSI Data Systems Ltd.	10	—	—	350	47,460
33)	Ranbaxy Laboratories Ltd.	10	6,442	3,390,777	—	—
34)	Reliance Industries Ltd.	10	—	—	68	3,400
35)	Reliance Petroleum Ltd.	10	120,000	3,102,000	110,000	5,362,500
36)	Siemens Ltd.	10	—	—	1,082	151,233
37)	Surat Electricity Co. Ltd.	10	2,399	225,178	—	—
38)	The ICICI Ltd.	10	—	—	6,000	273,000
39)	The Great Eastern Shipping Co. Ltd.	10	—	—	2,038	13,640
40)	The GESCO Corporation Ltd.	10	—	—	55	368
41)	TVS-Suzuki Ltd.	10	4,800	81,269	4,800	81,269
42)	Videocon International Ltd.	10	—	—	500	14,075
43)	Videocon Appliances Ltd.	10	—	—	13,000	113,100
44)	Wimco Ltd.	10	7,900	47,795	7,900	63,595
				99,935,550		31,984,605

Note : 100 shares of BSES Ltd. and 10 shares of Videocon International Ltd. are written off during the year.

Schedules annexed to and forming part of the Accounts

SCHEDULE "7" : CASH AND BANK BALANCE

	At at March 31, 2002 Rupees	As at March 31, 2001 Rupees
With Scheduled Banks :		
In Current Accounts	1,383,518	483,906
	1,383,518	483,906

SCHEDULE "8" : LOANS & ADVANCES

(Unsecured – considered good unless otherwise stated)

		At at March 31, 2002 Rupees		As at March 31, 2001 Rupees
Interest receivable on Debentures :				
Considered good	—		—	
Considered doubtful	5,710		5,710	
	5,710		5,710	
Less : Provision for Doubtful Interest	5,710	—	5,710	—
Interest receivable on Deposit :				
Considered good	—		—	
Considered doubtful	427,415		427,415	
	427,415		427,415	
Less: Provision for Doubtful Interest Receivable on Deposit	427,415	—	427,415	—
Share Application Money		40,000,000		—
Loan				
– Natural Plant Products India Ltd. (Considered doubtful)	26,109,027		26,109,027	
Less: Provision for Doubtful Loans and Advances	26,109,027	—	26,109,027	—
Other Deposit-Considered good	5,000,000		45,500,000	
Other Deposit-Considered doubtful	288,035		288,035	
Less: Provision for Doubtful Deposit	288,035	5,000,000	288,035	45,500,000
Advances recoverable in Cash or in kind or for value to be received :				
Considered good	7,718,829		11,147,570	
Considered doubtful	1,302,366		1,302,366	
	9,021,195		12,449,936	
Less: Provision for Doubtful Advances	1,302,366	7,718,829	1,302,366	11,147,570
Advance Payment of Tax (Net of Provision)		14,188,632		3,006,766
		66,907,461		59,654,336

Schedules annexed to and forming part of the Accounts

SCHEDULE "9" : CURRENT LIABILITIES

	As at March 31, 2002 Rupees	*As at March 31, 2001 Rupees*
Other Liabilities	38,578,106	*15,696,890*
Interest accrued but not due on ICDs	101,913,705	*32,931,212*
	140,491,811	***48,628,102***

SCHEDULE "10" : DEFERRED TAX

	Deferred Tax asset/(liability) as at April 1, 2001 Rs.	Current year credit/(charge) Rs.	Deferred Tax asset/(liability) as at March 31, 2002 Rs.
Carried forward tax losses			
– Unabsorbed Depreciation	652,691	—	652,691
– Business / Short Term Capital Loss	15,439,734	(7,673,506)	7,766,228
	16,092,425	(7,673,506)	8,418,919
Long Term Capital Loss	6,139,896	1,858,377	7,998,273
Difference between book and tax depreciation	(4,064,872)	(381,334)	(4,446,206)
Expenses incurred on increase in Authorised Capital	119,952	(30,870)	89,082
Provision for Doubtful Advances / Deposits	10,043,321	—	10,043,321
	28,330,722	**(6,227,333)**	**22,103,389**

Notes :

1. The net Deferred Tax Asset pertaining to the period prior to March 31, 2001 amounting to Rs.2,83,30,722/- has been added to General Reserve in accordance with the transitional provision of Accounting Standard 22.
2. The Company is virtually certain that sufficient future taxable income will be available against which such deferred tax assets can be realised.
3. The Management is hopeful of the allowability in future of write off of the provisions made on account of doubtful Advances/deposits as of 31st March, 2001.

SCHEDULE "11" : INCOME FROM OPERATIONS

	For the period 2001-02 Rupees	*For the period 2000-01 Rupees*
Dividend on Shares (Gross)		
– From Investments	12,612,594	*4,389,490*
– From Securities treated as Stock	6,861,825	*881,697*
Profit/(Loss) on Sale of Investments (Net)	95,712	*(33,800)*
Interest on Debentures (Gross)	358	—
(Tax Deducted at Source Rs. 73, *Previous Year Rs. Nil*)		
Brokerage (Gross)	38,861,440	*19,379,699*
(Tax Deducted at Source Rs. 29,73,116, *Previous Year Rs. Nil*)		
	58,431,929	***24,617,086***

Af-Taab Investment Company Limited

Schedules annexed to and forming part of the Accounts

SCHEDULE "12" : OTHER INCOME

	For the period 2001-02 Rupees	For the period 2000-01 Rupees
Leave and Licence Fees (Gross)	9,367,200	8,489,024
(Tax Deducted at Source Rs. 19,24,962 *Previous Year Rs. 1,872,268*)		
Interest on ICD's Placed (Gross)	4,520,498	566,726
(Tax Deducted at Source Rs. 10,28,714, *Previous Year Rs. Nil*)		
Interest Tax Refund	—	61,525
Interest on Interest Tax Refund	—	22,140
Interest on Income Tax Refund	—	138,456
Lease Rental	27,564	24,978
	13,915,262	9,302,849

SCHEDULE "13" : ESTABLISHMENT & OTHER EXPENSES

		For the period 2001-02 Rupees		For the period 2000-01 Rupees
Salaries		492,187		480,575
Staff Welfare Expenses		39,197		19,997
Rates and Taxes		156,517		1,111,379
Miscellaneous Expenses		12,706		29,472
Profession Tax		1,920		1,920
Legal Expenses		360,620		425,200
Professional Fees		40,500		16,550
Directors' Sitting Fees		54,000		27,000
Internal Audit Fees		7,875		7,500
Auditors' Remuneration :				
Audit Fees	25,000		15,000	
Taxation Matters	15,875		12,000	
Certification and Other Expenses	13,850		9,675	
Out of Pocket Expenses	4000	58,725	3271	39,946
Insurance Premium		36,567		48,123
Travelling Expenses		—		1,412
Dematerialisation Charges		37,338		53,712
Financial Charges		—		1,250,000
Seminar and Conference Fees		—		8,025
Brokerage paid on ICD		10,079		—
		1,308,231		3,520,811

SCHEDULE "14" : DECREASE / (INCREASE) IN STOCK

	For the period 2001-02 Rupees	For the period 2000-01 Rupees
Stock - 1st April, 2001	31,984,605	22,569,937
Stock - 31st March, 2002	99,935,550	31,984,605
DECREASE / (INCREASE) IN STOCK	(67,950,945)	(9,414,668)

Schedules annexed to and forming part of the Accounts

SCHEDULE "15" : NOTES FORMING PART OF THE ACCOUNTS

1. Accounting Policies

   a) Basis of Accounting :

   The accounts have been prepared on the basis of historical cost convention on an accrual basis.

   b) Fixed Assets :

   Fixed Assets are stated at cost less depreciation. Cost comprises the purchase price and any attributable cost of bringing the asset to working condition for its intended use.

   c) Depreciation :

   Depreciation is charged as per Schedule XIV of the Companies Act, 1956, on Straight Line Method.

   d) Revenue Recognition :

   Dividend income from Investments and Securities treated as stock is accounted on an accrual basis.

   e) Investments :

   Purchases of securities of Companies with the Tata group are considered as investments. Investments are valued at purchase price including related expenses. Expenses for dematerialisation of shares have been written off.

   f) Inventories :

   Closing inventory, is valued at Cost or Market value, whichever is lower. Expenses for dematerialisation of shares have been written off.

   g) Retirement Benefits :

   At present the Company does not have a specific Retirement Benefit Policy.

   h) Taxes on Income :

      a) Current Tax :

      Provision for Income Tax is determined in accordance with the provisions of the Income Tax Act, 1961.

      b) Deferred Tax Provision :

      Deferred Tax is recognised on timing differences being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

2. Contingent Liability :

   Income-tax Appeals pending Rs. 4,200,000/-.

Schedules annexed to and forming part of the Accounts

3. Details of Shares treated as Stock : (Quantity in Nos.)

	Name of the Company	Opening Stock Qty.	Value	Purchases Qty.	Value	Sales Qty.	Value	Closing Stock Qty.	Value
1.	ACC Ltd.	—	—	30670	4309739	—	—	30670	4309739
2.	Ahmedabad Electricity Co. Ltd.	—	—	564292	42637556	—	—	564292	36453263
3.	Balmer Lawrie & Co. Ltd.	3475	78188	—	—	3475	79431	—	—
4.	Bharat Earth Movers Co. Ltd.	—	—	20000	381793	—	—	20000	381793
5.	BSES Ltd.	9000	1278000	—	—	—	—	8900	1263800
6.	Ballarpur Industries Ltd.	—	—	22000	1207861	—	—	22000	1052700
7.	Bharat Petroleum Corporation Ltd.	—	—	3500	656950	—	—	3500	656950
8.	Britannia Industries Ltd.	6600	4613730	—	—	—	—	6600	3438600
9.	Ceat Ltd.	6731	135293	—	—	6731	115801	—	—
10.	Cipla Limited	5000	4990500	5200	5862837	—	—	10200	10302000
11.	Corporation Bank Ltd.	2400	177600	—	—	—	—	2400	177600
12.	Cummins India Ltd.	—	—	10000	591849	—	—	10000	522500
13.	Dr. Reddy's Laboratories Ltd.	—	—	1000	899700	—	—	1000	899700
14.	Elcot Power Control Ltd.	1000	1	—	—	—	—	1000	1
15.	Essar Steel Ltd.	9000	58500	—	—	9000	28775	—	—
16.	GTL Ltd.	9700	1573340	26500	4825728	—	—	36200	3723170
17.	Gujarat Narmada Valley Fertilizer Co. Ltd.	2500	39750	—	—	2500	65538	—	—
18.	Gujarat Ambuja Cement Ltd.	—	—	1000	250999	—	—	1000	199700
19.	Housing Development Finance Corporation Ltd.	1864	427471	—	—	—	—	1864	427471
20.	Hindustan Lever Ltd.	5000	863425	4000	844616	—	—	9000	1708041
21.	Hindustan Petroleum Corporation Ltd.	—	—	5500	748439	—	—	5500	748439
22.	Indian Petrochemicals Ltd.	5000	271250	—	—	—	—	5000	271250
23.	Indian Oil Corporation Ltd.	—	—	2000	337764	—	—	2000	337764
24.	Infosys Technologies Ltd.	1450	5921438	900	3589027	—	—	2350	8664568
25.	ITC Ltd.	—	—	5000	3709383	—	—	5000	3455000
26.	India Cements Ltd.	—	—	35000	1088850	23500	747152	11500	345000
27.	J.K. Synthetics Ltd.	1700	1	—	—	—	—	1700	1
28.	Larsen & Toubro Ltd.	7340	565263	—	—	—	—	7340	565263
29.	Madras Cements Ltd.	—	—	1675	7509713	—	—	1675	7095468
30.	Oil & Natural Gas Corporation Ltd.	—	—	15000	2190281	—	—	15000	2190280
31.	Pfizer Ltd.	8700	4867215	—	—	—	—	8700	3898470
32.	PSI Data Systems Ltd.	350	47460	—	—	350	59571	—	—

Schedules annexed to and forming part of the Accounts

(Quantity in Nos.)

	Name of the Company	Opening Stock Qty.	Value	Purchases Qty.	Value	Sales Qty.	Value	Closing Stock Qty.	Value
33.	Punjab Tractor Ltd.	—	—	1000	200128	1000	151494	—	—
34.	Ranbaxy Laboratories Ltd.	—	—	6442	3390777	—	—	6442	3390777
35.	Reliance Industries Ltd	68	3400	—	—	68	22566	—	—
36.	Reliance Petroleum Ltd.	110000	5362500	10000	305751	—	—	120000	3102000
37.	Siemens Ltd.	1082	151233	—	—	1082	212607	—	—
38.	Surat Electricity Co. Ltd.	—	—	2399	225178	—	—	2399	225178
39.	The ICICI Ltd.	6000	273000	—	—	6000	412121	—	—
40.	The Great Eastern Shipping Co. Ltd.	2038	13640	—	—	2038	62299	—	—
41.	The GESCO Corporation Ltd.	55	368	—	—	55	1124	—	—
42.	TVS Suzuki Ltd.	4800	81269	—	—	—	—	4800	81269
43.	Videocon International Ltd.	500	14075	—	—	490	12467	—	—
44.	Videocon Appliances Ltd.	13000	113100	—	—	13000	80160	—	—
45.	VSNL Ltd.	—	—	13000	3885797	13000	2186721	—	—
46.	Wimco Ltd.	7900	63595	—	—	—	—	7900	47795
47.	Investment in Units of Birla Cash Plus	—	—	3399742	50000000	3399742	50033997	—	—
	Total		**31984605**		**139650715**		**54271825**		**99935550**

Note : 100 Shares of BSES Ltd. and 10 Shares of Videocon International Ltd. are written off during the year.

4. Additional information pursuant to Schedule VI, Part II to the Companies Act, 1956, has not been furnished to the extent not applicable.
5. Previous year's figures have been regrouped wherever necessary to conform to the classification adopted for the current year.
6. Balance Sheet Abstract and Company's General Business Profile is annexed herewith.

As per our report annexed
For N. M. RAIJI & CO.
Chartered Accountants,

M. N. THAKKAR
Partner.

Mumbai, May 22, 2002.

For and on behalf of the Board

A. J. ENGINEER *Chairman.*
H. S. VACHHA *Director.*
R. K. KANGA *Director.*
M. H. PURANDARE *Company Secretary.*

Mumbai, May 21, 2002.

Af-Taab Investment Company Limited

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 21037 — State Code 11

Balance Sheet Date: 31 (Date) 03 (Month) 2002 (Year)

II. Capital raised during the year
(Amount in Rupees Thousands)

Public Issue	NIL	Bonus Issue	NIL
Rights Issue	NIL	Private Placement	NIL
		Naked Warrants Pref. offer	NIL

III. Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)

Total Liabilities	2187308	Total Assets	2187308

Sources of Funds :

Paid-up Capital	89280	Reserves & Surplus	443710
Secured Loans	NIL	Unsecured Loans	1654318

Application of Funds :

Net Fixed Assets	23532	Investments	2087085
Net Current Assets	49838	Miscellaneous Expenditure	NIL
Accumulated Losses	26853		

IV. Performance of the Company
(Amount in Rupees Thousands)

Turnover (Gross Revenue)	126619	Total Expenditure	207368
(+ / –) Profit/Loss before Tax	–80749	(+ / –) Profit/Loss after Tax	–86976
Earnings per Share in Rupees	0	Dividend Rate %	–

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Not Applicable.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Shareholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EIGHTY-THIRD ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, at 3.00 p.m. on Tuesday, the 6th August, 2002.

....

Full name of the Shareholder (in block capitals) Signature

Folio No. : .... / DP ID No.* .... & Client ID No.* ....

*Applicable for members holding shares in electronic form.

....

Full name of Proxy (in block capitals) Signature

NOTE : Shareholder/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We ....

of .... in the district of .... being

a Member/Members of the above named Company, hereby appoint .... of

....in the district of .... or failing him

.... of .... in the district of

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the EIGHTY-THIRD ANNUAL GENERAL MEETING of the Company, to held on Tuesday, 6th August, 2002 and at any adjournment thereof.

Signed this .... day of .... 2002.

Folio No. : .... / DP ID No.* .... & Client ID No.* ....

*Applicable for members holding shares in electronic form.

No. of Shares

Signature ________ Affix 30 Paise Revenue Stamp ________

This form is to be used @ in favour of / @ against the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

@ Strike out whichever is not desired.

NOTE : (i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA


powering
the future

The Tata Power Company Limited

Bombay House 24 Homi Mody Street Mumbai 400 001


Designed, Processed & Printed by REPRO

Notice

The EIGHTY-THIRD ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Tuesday, the 6th day of August 2002 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020, to transact the following business:-

1. To receive and adopt the Directors' Report and Audited Profit and Loss Account for the year ended 31st March 2002 and the Balance Sheet as at that date.

2. To confirm the declaration and payment of interim dividend on Equity Shares.

3. To appoint a Director in place of Mr R N Tata, who retires by rotation and is eligible for re-appointment.

4. To appoint a Director in place of Mr R Gopalakrishnan, who retires by rotation and is eligible for re-appointment.

5. **Appointment of Mr F A Vandrevala as Director**

   To appoint a Director in place of Mr F A Vandrevala, who was appointed an Additional Director of the Company with effect from 1st November 2001 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.

6. **Appointment of Mr F A Vandrevala as Deputy Managing Director**

   To consider and, if thought fit, to pass with or without modifications, the following resolution as an Ordinary Resolution :-

   "RESOLVED that in accordance with the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves of the appointment and terms of remuneration of Mr F A Vandrevala, who has been appointed by the Board of Directors as a Whole-time Director (designated Deputy Managing Director) of the Company from 1st November 2001 to 31st October 2006, upon the terms and conditions set out in the draft Agreement submitted to this meeting and initialled by the Chairman for the purpose of identification, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors to alter and vary the terms and conditions of the said appointment and/or Agreement in such manner as may be agreed to between the Board of Directors and Mr Vandrevala."

7. **Creation of Charges**

   To consider and, if thought fit, to pass with or without modifications, the following resolution as an Ordinary Resolution :-

   "RESOLVED that the consent of the Company be and is hereby accorded in terms of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, to the creation by the Board of Directors of the Company (hereinafter referred to as the "Board" which expression shall also include a Committee thereof) of such mortgages, charges and hypothecations in addition to the existing mortgages, charges and hypothecations created by the Company as the Board may direct on such of the assets of the Company, both present and future, in such manner as the Board may direct together with power to take over the management of the Company in certain events, to or in favour of all or any of the financial institutions/banks/any other investing agencies/trustees for the holders of debentures/bonds/other instruments which may be issued to and subscribed by all or any of the financial institutions/banks/any other investing agencies or any other person(s)/bodies corporate by way of private placement or otherwise, to secure rupee/foreign currency loans, debentures, bonds or other instruments of an equivalent aggregate value not exceeding Rs. 5400 crores and US$ 600 million together with interest thereon at the respective agreed rates, compound interest, additional interest, liquidated damages, commitment charges, premia on pre-payment, or on redemption, costs, charges, expenses and all other monies payable by the Company to the aforesaid parties or any of them under the Agreements/ Arrangements entered into/to be entered into by the Company in respect of the said loans/debentures/bonds or other instruments.

RESOLVED FURTHER that the Board be and is hereby authorised to finalise with the aforesaid parties or any of them, the documents for creating the mortgages/charges/hypothecations and accepting or making any alterations, changes, variations to or in the terms and conditions, to do all such acts, deeds, matters and things and to execute all such documents and writings as it may consider necessary, for the purpose of giving effect to this Resolution."

8. **Retirement Benefits for Managing/Whole-time Directors**

To consider and, if thought fit, to pass with or without modifications, the following resolution as an Ordinary Resolution:-

"RESOLVED that sanction of the Company be and is hereby accorded to the payment of retirement benefits to Managing/ Whole-time Directors of the Company on their retirement to such Directors who would retire on or after 1st April 2002, which benefits, as set out in the Explanatory Statement hereto, will only be provided to them at the discretion of the Board in each individual case on the recommendation of a Committee of the Board appointed by it, and which benefits are subject to the terms and conditions set out in the Explanatory Statement."

9. **Revision in terms of remuneration of Mr A J Engineer, Managing Director**

To consider and, if thought fit, to pass with or without modifications, the following resolution as an Ordinary Resolution :-

"RESOLVED that in partial modification of Resolution No. 6 passed at the Annual General Meeting of the Company held on 10th August 2001, for the appointment and terms of remuneration of Mr A J Engineer, Managing Director of the Company and in accordance with the provisions of Sections 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves of the change in the maximum amount of salary payable to Mr A J Engineer with authority to the Board of Directors to fix his salary within such maximum amount, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April 2002, for the remainder of the tenure of his contract as set out in the draft Agreement submitted to this meeting and initialled by the Chairman for the purpose of identification which Agreement is hereby specifically sanctioned."

10. **Appointment of Auditors**

To consider and, if thought fit, to pass with or without modifications, the following resolution as a Special Resolution :-

"RESOLVED that Messrs. A F Ferguson & Company and Messrs. S B Billimoria & Company be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the accounts of the Company at Mumbai and the Divisions for the financial year 2002-03 on such remuneration as may be mutually agreed upon between the Board of Directors and the Auditors plus service tax, travelling and out-of-pocket expenses."

11. **Appointment of Branch Auditors**

To consider and, if thought fit, to pass with or without modifications, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to appoint the Company's Auditors and/or in consultation with the Company's Auditors any person or persons qualified for appointment as Auditor or Auditors of the Company under Section 226 of the

Companies Act, 1956 so far as Branch Offices in India are concerned, or an accountant or accountants duly qualified to act as Auditor or Auditors of the Branch Offices of the Company situated in countries outside India, in accordance with the laws of the country in which the Branch Offices of the Company are situate, to audit the accounts for the financial year 2002-03 of the Company's Branch Offices in India and abroad respectively and to fix their remuneration (which in the case of the Company's Auditors shall be in addition to their remuneration as the Company's Auditors) and the terms and conditions on which they shall carry out the audits."

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in regard to the business as set out in Item Nos. 5 to 11 above and the relevant details in respect of Item Nos. 3 to 5 pursuant to Clause 49 of the Listing Agreements, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) The Register of Members and the Transfer Books of the Company will remain closed from 23rd July 2002 to 6th August 2002, both days inclusive.

(d) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents.

(e) Pursuant to Section 205 of the Companies Act, 1956 (the Act), all unclaimed/unpaid dividends upto the financial year ended 31st March 1995 have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not yet encashed their dividend warrants for the said period, are requested to forward their claims in the prescribed Form No. II to the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 to –

Office of the Registrar of Companies
Central Government Office Bldg., 'A' Wing, 2nd Floor
Next to Reserve Bank of India
CBD Belapur – 400 614
(Tel. No. 7576802)

Consequent upon the amendment of Section 205A of the Act and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company is required to be transferred to the Investor Education and Protection Fund set up by the Government of India and no payments shall be made in respect of any such claims by the Fund.

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31-3-1996 and subsequent years, are requested to make their claims to the Company without any delay.

By Order of the Board of Directors,

A J ENGINEER
Managing Director

Mumbai, 30th May 2002.

Registered Office :
Bombay House,
24, Homi Mody Street
Mumbai 400 001.

Explanatory Statement

As required by Section 173 of the Companies Act, 1956 (the Act), the following Explanatory Statement sets out all material facts relating to the business mentioned under Item Nos. 5 to 11 of the accompanying Notice dated 30th May 2002.

Item Nos. 5 & 6: Mr F A Vandrevala was appointed Additional Director by the Board with effect from 1st November 2001. Under Section 260 of the Act and Article 132 of the Company's Articles of Association, Mr Vandrevala holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director.

Mr Vandrevala did his B. Tech. (Elect. Engg. Hons.) from IIT, Kharagpur and has obtained Post Graduate Diploma in Business Management from XLRI, Jamshedpur. Mr Vandrevala joined Tata Steel in 1972 and held various senior positions prior to being elevated to the position of the Deputy Managing Director, which post was held by him till 31st October 2001.

The Board of Directors commend Mr Vandrevala's appointment as a Director of the Company. A Notice under Section 257 of the Act has been received from a Member signifying her intention to propose Mr Vandrevala's appointment as a Director.

The Board of Directors also appointed Mr Vandrevala as a Whole-time Director of the Company, for a period of 5 years from 1st November 2001, with the designation of Deputy Managing Director, subject to the approval of the Shareholders of the Company in General Meeting.

The draft Agreement between the Company and Mr Vandrevala contains the following main terms and conditions :

1. Period of Agreement — From 1st November 2001 to 31st October 2006

2. Remuneration — In the salary scale of Rs.70,000 – Rs.2,00,000 per month, with authority to the Board to fix his salary within the abovementioned scale from time to time. The annual increments will be merit-based and take into account the Company's performance.

3. Perquisites and Allowances

   (i) In addition to the salary and commission payable, the Deputy Managing Director shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance, together with reimbursement of expenses or allowances for utilities such as gas, electricity, water, furnishings, repairs; servants' salaries, society charges and property tax; medical reimbursement; club fees; leave travel concession for himself and his family; medical/accident insurance and such other perquisites and allowances in accordance with the rules of the Company or as may be agreed to by the Board of Directors and Mr Vandrevala; such perquisites and allowances will be subject to a maximum of 125% of the annual salary.

   (ii) For the purpose of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost. Provision for use of the Company's car for official duties and telephone at residence (including payment for local calls and long distance official calls) shall not be included in the computation of perquisites for the purpose of calculating the said ceiling.

   (iii) Company's contribution to Provident Fund and Superannuation or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure, shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

4. Commission — Such remuneration by way of commission, in addition to salary, perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors/Committee thereof of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act.

5. Minimum Remuneration — Notwithstanding anything to the contrary herein contained where in any financial year during the currency of the tenure of Mr Vandrevala, the Company has no profits or its profits are inadequate, the Company will pay remuneration by way of salary and perquisites and allowances as specified above.

The terms and conditions of the said appointment may be altered and varied from time to time by the Board of Directors as it may in its discretion, deem fit, within the maximum amounts payable to managing and whole-time directors in accordance with Schedule XIII to the Act or any amendments made hereafter in this regard.

If, at any time, the Deputy Managing Director ceases to be a Director of the Company for any cause whatsoever, he shall cease to be the Deputy Managing Director in terms of the Agreement and such Agreement shall terminate forthwith.

The Deputy Managing Director shall, subject to the supervision and control of the Board of Directors, be entrusted with such powers and perform such duties as may, from time to time, be delegated/entrusted to him.

The Deputy Managing Director shall not be entitled to supplement his earnings under the Agreement with any buying or selling commission nor shall he, so long as he functions as such, become interested or otherwise concerned directly or through his wife and/or minor children in any selling agency of the Company without the prior approval of the Central Government.

If the Deputy Managing Director ceases to be a Deputy Managing Director, he shall cease to be a Director of the Company.

If the Deputy Managing Director ceases to be in the employment of the Company for any cause whatsoever, he shall cease to be a Director of the Company.

The Deputy Managing Director is appointed by virtue of his employment in the Company and his appointment is subject to the provisions of Section 283(1)(l) of the Act.

The appointment may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.

The abstract of the draft Agreement between the Company and Mr Vandrevala, pursuant to Section 302 of the Act, was sent to the Members in October 2001.

In compliance with the provisions of Section 309 of the Act, the terms of remuneration specified above are now being placed before the Members in General Meeting for their approval.

The draft Agreement between the Company and Mr Vandrevala is available for inspection by the Members of the Company at its Registered Office between 11 a.m. and 1 p.m. on any working day of the Company.

Mr Vandrevala is concerned or interested in the Resolutions at Item Nos. 5 and 6 of the Notice.

The Resolution regarding the appointment of Mr Vandrevala as Deputy Managing Director of the Company is commended for acceptance by the Members.

Item No. 7 : The Members' consent in terms of Section 293(1)(a) of the Act was obtained at the Annual General Meeting of the Company held on 20th August 1997 for the creation of charges in respect of financial assistance.

To meet the cost of the Company's Capital Expenditure Programmes as also for meeting other corporate requirements, the Company proposes to obtain in the coming years further financial assistance from financial institutions/banks/investing agencies by way of loans, issue of debentures/bonds/other instruments on private placement basis or otherwise as set out in the Resolution.

To secure such borrowings, the Company would have to mortgage/charge/hypothecate the assets and properties of the Company, both present and future, as may be required by the lenders/trustees.

As the documents to be executed between the Company and the lenders/trustees for the debentures/bonds/other instruments may contain the power to take over the management of the Company in certain events, it is necessary for the Members to pass a Resolution under Section 293(1)(a) of the Act, before the creation of the mortgages/charges/hypothecations.

Mr R Thothadri, the Financial Institution's Nominee on the Board of the Company, may be deemed to be concerned or interested in the Resolution at Item No. 7 of the Notice.

Item No. 8 : At the Annual General Meeting of the Company held on 11th August 1995, the members had sanctioned the payment of special retirement benefits to the Managing Director and Whole-time Directors of the Company on their retirement which benefits, as set out in the Explanatory Statement annexed to the Notice convening the said meeting, were to be provided only at the discretion of the Board in each individual case. It was indicated in the said Explanatory Statement that the retirement benefits may include compensation in the nature of a monthly payment related to last drawn salary and length of service with the Tata Group (and on the death of the Director, a portion thereof to the spouse for lifetime); ex-gratia payment related to length of service and medical benefits, as may be decided by the Board.

In order to bring the special retirement benefits of the Company in conformity with the Tata Group guidelines, it is now proposed that the retirement benefits in respect of the Managing and Whole-time Directors retiring on or after 1st April 2002, would also include residential accommodation for the Executive Chairman (if any)/the Managing Director (if any) during his lifetime or, in the alternative, payment of an additional amount equivalent to 50% of the monthly pension in lieu of the accommodation. It is, therefore, proposed to obtain the shareholders' consent for payment of retirement benefits to Managing/Whole-time Directors.

The Resolution is commended for acceptance by the Members.

Mr A J Engineer, Managing Director, Mr F A Vandrevala, Dy. Managing Director and Mr A M Sahni, Executive Director of the Company, to the extent they may be entitled to these benefits, be deemed to be concerned or interested in the Resolution at Item No. 8 of the Notice.

Item No. 9 : At the Annual General Meeting of the Company held on 10th August 2001, the Members had approved of the appointment of Mr A J Engineer, Managing Director of the Company, on a salary scale of Rs.35,000 – Rs.1,75,000 per month together with such perquisites and commission as specified in the Explanatory Statement annexed to the Notice of the Meeting.

The Board of Directors at its meeting held on 30th May 2002 has revised the maximum salary payable to Mr Engineer to Rs. 3,00,000/- p.m. with effect from 1st April 2002, (with proportionate increases in the value of the benefits related to salary) for the remainder of the tenure of his contract i.e. upto 31st August 2002, with the authority to the Board to fix his salary within the said maximum amount. The Board is of the view that the increase in remuneration proposed is commensurate with the responsibilities Mr Engineer has shouldered and recognises the contribution made by him to the Company.

All other terms and conditions of the appointment of Mr Engineer as approved by the Members, will remain unchanged. The Resolution for the revision in the salary payable to the Managing Director is commended for acceptance by the Members.

The draft Agreement between the Company and Mr Engineer is available for inspection at the Registered Office of the Company between 11 a.m. and 1 p.m. on any working day of the Company.

Mr Engineer is concerned or interested in the Resolution at Item No. 9 of the Notice.

This may also be treated as an abstract of the draft Agreement between the Company and Mr Engineer pursuant to Section 302 of the Act.

Item No. 10 : In terms of Section 224A of the Act, if not less than 25% of the subscribed capital of a company is held either singly or in combination by public financial institutions, government companies etc., then the appointment or re-appointment of the auditors of that company has to be made by a special resolution.

In the case of the Company, the combined holding of the aforesaid categories of shareholders exceeds 25% of the subscribed capital. Hence, it is necessary to pass a special resolution to re-appoint Messrs. A F Ferguson & Company and Messrs. S B Billimoria & Company as the Auditors of the Company.

The Members' approval is also being sought to authorise the Board of Directors to determine the remuneration payable to the Auditors in consultation with them.

As required under Section 224 of the Act, certificates have been received from the Auditors to the effect that their re-appointments, if made, will be in accordance with the limits specified in Section 224 (1B) of the Act.

Item No. 11 : As Members are aware, the Company is undertaking several projects/ contracts in India as well as outside India mainly for the erection, operation and maintenance of power generation and distribution facilities. To enable the Directors to appoint Branch Auditors/Accountants for the purpose of auditing the accounts of the Company's Branch Offices in India and abroad, the necessary authorisation of the Members is being obtained in accordance with the provisions of Section 228 of the Act, in terms of the Special Resolution under Item No.11 of the accompanying Notice.

By Order of the Board of Directors,

A J ENGINEER
Managing Director

Mumbai, 30th May 2002.

Registered Office :
Bombay House,
24, Homi Mody Street
Mumbai 400 001.

Details of the Directors seeking appointment/re-appointment in the forthcoming Annual General Meeting
(In pursuance of Clause 49 (VI) (A) of the Listing Agreement)

Name of Director	Mr R N Tata	Mr R Gopalakrishnan	Mr F A Vandrevala
Date of Birth	28th December 1937	25th December 1945	17th October 1950
Date of Appointment	18th May 1989	15th January 1999	1st November 2001
Expertise in specific functional areas	Mr Tata joined the Tata Group in 1962. He is the Chairman of Tata Sons Ltd., an apex body of the Tata Group and also other major Tata Companies. He is also on the Central Board of the Reserve Bank of India, a Member of the Prime Minister's Council on Trade and Industry, besides being a member of various global councils. He has recently been appointed a member of the Asia Pacific Advisory Committee to the Board of Directors of the New York Stock Exchange.	Mr Gopalakrishnan is Executive Director of Tata Sons Ltd., Chairman of Tata Honeywell Ltd., Vice Chairman of Tata Chemicals Ltd. and Rallis India Ltd. and a Director of several other Companies like Tata Engineering & Locomotive Co. Ltd., ICI India Ltd., Castrol India Ltd. etc. Prior to joining Tatas in 1998, he served with Levers for 31 years, where he rose from being a Management Trainee to being Vice Chairman of Hindustan Lever Ltd.	Prior to joining the Company, Mr Vandrevala has had a career spanning 29 years at Tata Steel where he held several responsible positions from being a Superintendent at the Company's Bar Forging Mill, Tyre Mill and Rolling Mill, progressing to being General Manager (Prodn.), Vice President (Raw Materials) and finally to being Executive Director (Marketing & Sales) on the Company's Board. He left Tata Steel as its Dy. Managing Director (New & Allied Businesses). He has demonstrated outstanding leadership skills through hands-on practice in diverse business areas.
Qualifications	B.Sc. (Architecture) with Structural Engineering, Cornell University, New York, Advanced Management Programme, Harvard University.	Graduate in Physics from Calcutta University and in Engineering from IIT, Kharagpur.	Graduated with a Bachelor of Technology Degree in Electrical Engineering (Hons.) from IIT, Kharagpur and subsequently earned a Post Graduate Diploma in Business Management from XLRI, Jamshedpur.
Directorships held in other companies (excluding foreign companies)	Tata Sons Ltd. Tata Industries Ltd. The Tata Iron & Steel Co. Ltd. Tata Engineering & Locomotive Co. Ltd. Tata Chemicals Ltd. The Indian Hotels Co. Ltd. Tata Tea Ltd. Information Technology Park Ltd. Tata AutoComp Systems Ltd. Videsh Sanchar Nigam Ltd. The Bombay Dyeing & Manufacturing Co. Ltd. Haldia Petrochemicals Ltd. Antrix Corporation Ltd.	Tata Engineering & Locomotive Co. Ltd. Tata Chemicals Ltd. Tata Sons Ltd. ICI India Ltd. India Natural Gas Co. Pvt. Ltd. Rallis India Ltd. Tata Internet Services Ltd. Birla-Tata AT & T Ltd. Tata Teleservices Ltd. Tata Honeywell Ltd. Castrol India Ltd. Tata Technologies Ltd. Sheba Properties Ltd. Tata AutoComp Systems Ltd.	Haldia Petrochemicals Ltd. Tata Ryerson Ltd. Stewarts and Lloyds of India Ltd. Tata SSL Ltd. Tata Teleservices Ltd.
Committee positions held in other Companies	**The Tata Iron & Steel Co. Ltd.** **Tata Engineering & Locomotive Co. Ltd.** **Tata Chemicals Ltd.** **The Indian Hotels Co. Ltd.** (Member—Remuneration Committee)	**Tata Chemicals Ltd.** (Member — Audit Committee and Remuneration Committee) **ICI India Ltd.** (Member — Audit Committee and Remuneration Committee) **Sheba Properties Ltd.** (Member — Audit Committee) **Tata Engineering & Locomotive Co. Ltd.** (Member—Investor Grievance Committee) **Castrol India Ltd.** (Chairman — Remuneration Committee) (Member - Audit Committee) **Tata Teleservices Ltd.** (Member — Remuneration Committee)	**Tata SSL Ltd.** (Chairman — Audit Committee) **Haldia Petrochemicals Ltd.** (Member — Audit Committee) **Tata Ryerson Ltd.** (Member — Audit Committee)